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DATE : 1-18-02

New World Infrastructure Limited



The Promise of Jade

2001 Annual Report

Corporate Profile

Few companies have as great an impact on infrastructure and technology in Greater China as New World Infrastructure Ltd. ("NWI"). In October 1995, NWI became the first infrastructure company to list on the Stock Exchange of Hong Kong. Two years later, NWI entered the technology arena to play an instrumental role in incubating chinadotcom corp., the first Asian Internet firm to list on NASDAQ.

NWI is represented in 12 PRC provinces, 1 municipality and 2 Special Administration Regions. The basic infrastructure portfolio includes toll roads, bridges, cargo handling, energy and water treatment. NWI has stakes in over 80 projects, encompassing 1,146 km of highways, 6 bridges, power generation of 1,879 MW, container cargo handling capacity of 4.7 million TEUs per year and water treatment capacity of 2 million cubic meters per day. In addition, NWI invests in mobile communications, data transmission, multimedia and Internet companies.

With infrastructure and technology investments exceeding US$2.4 billion, NWI is among the largest investors in China, Hong Kong and Macau. Presently, one NWI subsidiary is listed on the Stock Exchange of Hong Kong and two technology investments are listed on NASDAQ. Above all, the NWI management team is committed to the generation of shareholder value by focusing on core competencies and capitalising on synergies gained from partnerships and alliances.

Major Events

August 2000

- ITeX lists on NASDAQ

October 2000

- Sino-French invests in Zhengzhou water plant
- Disposal of Roadway No.105 (Lianping County North Section)

November 2000

- The 1999 Annual Report is awarded the bronze prize in the General Category of the 2000 HKMA Best Annual Report Awards

January 2001

- Disposal of Guangzhou Three New Bridges
- Tangjin Expressway (Tianjin North Section) Section II starts operation

February 2001

- Placement of 9.54% interest in Beijing Datang Power Generation Co. Ltd.

March 2001

- NWI (China) raises a Rmb500 million loan to finance the construction of Jincheng-Jiaozuo Expressway (Shanxi Section)

May 2001

- NWI successfully raises US$350 million syndicated loan to partly refinance US$650 million syndicated loan due May 2002

June 2001

- Disposal of entire shareholding of NWI strategic investment in H-share Jiangsu Expressway Co. Ltd. and Sichuan Expressway Co. Ltd.

August 2001

- Zhengzhou water plant commences operation

September 2001

- Sino-French secures refinancing of HK$1.2 billion loan

Financial Highlights & Financial Performance

	2001 HK$'000	2000 HK$'000	Change %
Turnover	**1,103,132**	987,828	12%
Attributable Operating Profit	**1,157,940**	1,347,869	-14%
Profit Available for Appropriation	**15,066**	1,267,857	-99%
Dividend Per Share	**–**	HK$0.25	-100%
(Loss)/Earnings Per Share	**HK$(0.05)**	HK$1.39	-104%
Net Total Debt	**6,582,969**	6,786,240	-3%
Total Assets	**28,859,367**	27,883,535	3%
Total Equity	**12,166,283**	13,614,255	-11%
Net Assets Per Share	**HK$12.78**	HK$14.20	-10%
Net Total Debt to Equity	**54%**	50%	8%

Capital Commitments
HK$ million


2,400
2,000
1,600
1,200
800
400
0
02
03
04+
Cargo Handling
Roads
e-infrastructure/technology

- Total commitments on capital expenditure amounted to HK$2.64 billion

Capital Structure
Percentage


100
80
60
40
20
0
00
01

- Ratio of Net Total Debt to Equity increased from 50% to 54%

Overheads and Productivity
Percentage


12
10
8
6
4
2
0
00
01

- Productivity improved from 11.6% to 11%

Risk Management Through Diversification
HK$ million


1,400
1,200
1,000
800
600
400
200
0
-200
97
98
99
00
01
Cargo Handling
Roads
Energy
Bridges
Water Treatment
e-infrastructure/technology

- AOP decreased by 14% to HK$1.16 billion

The Promise of Jade

New World Infrastructure Limited ("NWI") likens its ambitious mission to develop basic infrastructure and e-infrastructure/technology in Greater China to the discovery and crafting of rare jade. There are numerous challenges to face on the road to crafting a treasure, not least of which is the need to uncover precious jade hiding in rough stone. Similarly, there are a variety of obstacles NWI must overcome in its efforts to discover hidden value and nurture profitable projects in a complex market.



In many ways the methodology used to develop premier infrastructure projects resembles the long process of transforming stone into rare jade. First, one must have in-depth experience and excellent intuition to select the perfect stone in its natural state. Choose the wrong stone and the capital investment is virtually worthless. Select the right stone and the investment increases manifold – that is the basis of the value proposition that NWI delivers to its investors.

Essentially, once jade is discovered only an exact cut and the perfect polish will achieve optimal value. Time and patience is needed to create a spectacular piece and the end result is always worth the effort. Finally, the longer one holds a quality piece of jade the more its value appreciates. This same value proposition holds true when it comes to the art of developing infrastructure projects in Greater China.

Rough Stone

In the case of NWI, the rough stone from which to extract rare jade is the nation of Mainland China. In 1989, when New World Group invested substantially in two infrastructure projects, China was a rough stone that few would dare to touch.

At that time, New World made the decision that this rough stone could yield unprecedented amounts of jade given time, understanding and patience. Over the course of the last decade, China has proven that it does indeed warrant the trust and confidence of the world's foremost corporations and investors. With a world leading growth rate, the economy has more than doubled in size over the last decade and the landscape has shifted in such a way as to integrate China with the world economy.

Since first entering the infrastructure arena, NWI has chipped away at this rough stone that is China. In the process of mining for jade, NWI has uncovered a number of treasures, projects that have yielded handsome returns and ongoing recurring income streams. While it took many years to polish the Guangzhou City Northern Ring Road ("GNRR") and Zhujiang Power Station projects, NWI has been rewarded many times over for its patience and persistence.

Stone to Jade

The NWI value proposition applies a unique set of theories and tools from which to craft infrastructure into rare jade. The first step is to identify promising projects to be transformed into profitable basic infrastructure and e-infrastructure/technology businesses. After two decades of experience as one of China's most prolific investors, time and again the NWI team has pinpointed projects that yield the returns investors' desire. In so doing, NWI scours the PRC and its many sectors to find the raw materials to produce a masterpiece.

Chairman's Message

Once a project is chosen from the many opportunities that are presented to management on a daily basis the long polishing process commences. Overall, there are many different components in this segment of the value proposition dynamic. Together these factors form the philosophy that governs the decision-making process of a business that stretches from power plants to water treatment, road networks and e-infrastructure/technology projects.

Factors that compose the NWI value proposition include the capacity to transfer management expertise and technology, access to global capital markets, an in-depth knowledge of the PRC cultural and business landscape as well as connections to an array of strategic partners. All these factors must be combined with the patience of a management team that builds long-term relationships in its quest for expansion and profitability in Greater China.

Jewels in the Crown

Over the course of its corporate history, NWI has pursued an aggressive business development strategy. Currently, over 80 pieces of potentially rare jade have been carved from stone. Of these 80-plus projects, more than a few have already been crafted into stellar businesses and some 20 projects compose the majority of the total revenue contribution. However, NWI expects every project in the investment portfolio to eventually be polished into a shining jewel over the course of time. Those pieces of stone that do not have the necessary jade content to craft a treasure are quickly disposed of to preserve management time and cash flow.

The first jewel in the NWI crown is Guangzhou City Northern Ring Road. GNRR was the first infrastructure investment ever completed by New World in China. Today, GNRR is the model toll road to which hundreds of students flock on an annual basis to learn the art of road management. Equally important, the fast growing Ring Road always ranks high on the list of profitable infrastructure projects and is widely considered to be the most successful toll road in China.

Two other jewels in the crown come in the form of Zhujiang Power Stations Phase I & II and CSX World Terminals Hong Kong Ltd ("CSXHK"). In powering the Guangdong economy Zhujiang Power Station has emerged as a profitable business that is designated as the best managed energy producer in China. For its part, CSXHK has surged ahead to become the most efficient cargo handler in one of the world's most productive ports.

Another jewel was produced in the technology sector. When NWI was approached in 1997 to invest in chinadotcom, other investors had already turned down the opportunity due to China's poor Internet infrastructure. Contrary to popular belief, NWI decided the concept was strong. The rest is history. It took only two years for chinadotcom to be crafted into the first Asian portal to list on NASDAQ.

Last year, NWI sold a small portion of its chinadotcom stock at close to the top of the market for more than the sum total of its investment. Despite the downturn in the technology market, the value of this piece of jade has risen manifold and NWI believes that even more value can be derived from this stellar investment in coming years. This is especially true given NWI's ability to lock in a low stock purchase price due to its status as a founding investor.

More Gems to Come

These four projects are just some of the jewels that NWI has crafted in recent years. Based on the NWI value proposition of patience and dedication other companies and projects have become valuable components of the portfolio. These new projects – with names like Tangjin Expressway, Beijing-Zhuhai Expressway, GWcom, PrediWave and Asia Container Terminals – are the GNRRs and chinadotcoms of the future. They are an important part of a value proposition that will provide shareholders with promising investment returns for some time to come.

In addition, NWI is continuing its search for rare jade in the China market. Every day project managers craft existing projects and consider new opportunities. Two pieces of jade currently in the polishing phase are mobile communications and multimedia infrastructure technologies. Among the first investors to look at the infrastructure technology arena NWI has developed a solid portfolio of businesses in this new and exciting frontier.

The Best is Yet to come

Similar to crafting a jade treasure, it takes long years of dedication to achieve success in the infrastructure arena. In order to realize the true value of a project, a number of key elements must come into perfect alignment. Timing, business cycles, the course of the PRC economy, management dedication, marketing prowess and financial acumen are all part of this sensitive dynamic.

In the years ahead, NWI will continue to patiently deploy the "jade model" to explore the hidden value of the basic infrastructure and e-infrastructure/technology markets of China. In combination with a solid operational strategy and the dedication of its management team, the NWI time proven ability to excel will once again yield top-level results. We sincerely hope our loyal employees and long standing shareholders will be on-hand as NWI surges towards a new era of prosperity.

Dr. Cheng Kar-Shun, Henry
Chairman



Rough jade: value HK$100 million
Crafted jade: value HK$1 billion to HK$2 billion

The Art of Crafting Jade

Within the New World Infrastructure Limited ("NWI") value proposition, the art of crafting jade into recurring revenue streams with promising profitability levels falls under the purview of operational activities. On this front the management team chooses and nurtures businesses that create long-term investor value. It is in this domain where the hard work to cut, craft and polish is executed. At times, the end result of this effort is most rewarding. At other times, persistence and patience is essential to achieve the final result. This year was one of those in which persistence and patience was required.



Review of Operations

The fiscal year ended 30 June 2001 was one of consolidation and restructuring for NWI. Over the course of the year, NWI focused on strengthening its financial position through the consolidation of basic infrastructure and e-infrastructure/technology operations. Emerging from a record year of earnings and revenues in FY2000, NWI took advantage of market timing to dispose of under-performing assets, generate solid cash inflow through the opportune sale of assets and restructure the debt portfolio.

Due to the consolidation of assets and the restructuring of operations the financial results posted a significant downturn. Net profit dropped to HK$15.1 million, a decrease of 99% compared to HK$1.27 billion in FY2000. Attributable Operating Profit ("AOP") decreased to HK$1.16 billion, down 14% compared to HK$1.35 billion in FY2000.

There were a number of reasons for the setback in financial results. On the operational side, the majority of business segments reported a stable or increased contribution to AOP. However, this was offset by the fair performance of Guangzhou City Northern Ring Road ("GNRR"), the disposal of bridge assets and an increase in interest expense. Another factor in the AOP decrease was a loss on the disposal of the H-Share investment portfolio. Finally, due to the downturn in the global technology market NWI took a prudent view in making provisions on the value of e-infrastructure/technology investments.

In addition, NWI experienced a rise in other head office items to HK$599.5 million in FY2001, from HK$582.7 million in FY2000. The interest expense as a component of head office items was HK$209.4 million greater than in FY2000. This was mainly due to a strategic initiative to refinance short-term debt with longer-term instruments. Meanwhile, the provision for the diminution in the value of investments reached HK$229.4 million, compared to HK$232.4 million in FY2000. Part of the loss on disposal of H-Shares is the profit taken up in the previous year.

Basic Infrastructure

The basic infrastructure business focuses on generating growth through stability. With some 85% of the total revenues produced by this segment the success of basic infrastructure is critical to NWI. In recent years, the basic infrastructure portfolio has expanded across a spectrum of sectors. Roads, energy, water treatment and cargo handling are the largest revenue drivers and their contribution to AOP changes with the operating environment.

Over the course of the last two years, NWI has rolled-out a policy of consolidation for the basic infrastructure portfolio. One reason for this initiative is the NWI drive for greater profitability and an intense desire to produce shareholder value. Overall, those projects that cannot make the performance grade do not have a place in the portfolio and are sold to strengthen the core business. On the other hand, those projects that show promise are supported on all levels.

In this fiscal year, NWI disposed of major assets – Guangzhou Three New Bridges and Roadway No.105. These disposals were completed at a modest profit. NWI concluded an agreement with joint venture partner Guangzhou City Tunnels Development Co. to sell its interest in Guangzhou Three New Bridges for US$174 million. NWI purchased an attributable 50% interest in Three New Bridges in November 1996 for US$144 million. Meanwhile, the HK$83.9 million sale of Roadway No.105 produced a return on investment of cost plus interest of 10%. Currently, NWI is contemplating the sale of other assets that do not fit into the profit-generating model of the basic infrastructure business.

e-infrastructure/technology

New economy technology provides an emerging contribution to AOP and is a long-term value enhancer for NWI. Buoyed by the success of the chinadotcom investment NWI has participated in other e-infrastructure/technology projects. The vision behind the move into e-infrastructure/technology is to support the future development of China. Current investments in mobile communications, multimedia and data transmission technologies are designed to create long-term value for NWI and gain access to new economy opportunities created by China's accession to WTO.

Marketable Securities

During the bull market period prior to the Asian Crisis NWI acquired a portfolio of H-Shares at the IPO stage. The reason for the purchase of these H-Shares was to form alliances and to reinforce basic infrastructure investments.

Over the last two years, NWI sold its H-Share portfolio. With the disposal of Jiangsu Expressway and Sichuan Expressway soon after the sale of Beijing Datang shares, NWI cashed out its H-Share investments. In combination with the sale of chinadotcom shares, NWI generated substantial cash inflows through the sale of securities.



Credit Management

In the area of credit management NWI is strengthening its balance sheet. With convertible bond issues of US$119 million and US$177 million maturing in 2001 and 2003 respectively, the first order of business in FY2001 was to refinance borrowings with lower cost syndicated loans. Over the course of the year, NWI raised a US$350 million syndicated loan maturing in 2006. In addition, a US$177 million convertible bond due in 2003 will be financed through internal cash flow or refinanced debt. NWI now has the cash on-hand and the loan facilities in place to finance operations and expansion.

The NWI effort to improve the balance sheet over the last two years has proceeded according to plan. In the year ahead, NWI will continue to follow the road of financial prudence. NWI is also in the process of raising yuan denominated debt to finance operations and reduce currency risk.

Cash Position

During a period when cash is king, NWI has brought cash positions to record levels. Primarily due to the sale of chinadotcom shares and the disposal of assets, NWI has collected over US$500 million of cash. This position is further supported by operational cash flow produced from portfolio investments.

Outlook for FY2002

In the year ahead NWI expects to improve its financial performance. Many of the factors that had a negative financial impact on the current fiscal year are mitigated. GNRR traffic flows will return to normal with the completion of the surrounding road network while interest expense will decrease. In addition, no major provisions or write-backs are expected, as the disposal of non-performing assets is almost complete. Any upcoming disposals will have a minor effect on the financial statements.

Recent economic and political events will take a toll on the macro-economic environment around the world and Greater China is not immune. However, the prospects remain relatively bright due to a number of factors. The latest estimates on economic growth show that China should surpass the 7.5% level for GDP growth in 2001. The economic prospects will further improve with China's accession to the World Trade Organization ("WTO") in 2002.

In terms of operations, the FY2002 outlook is for continued consolidation in basic infrastructure and e-infrastructure/technology projects with the possible disposal of under-performing assets. AOP from top performing projects will increase and new projects will contribute to AOP for the first time, thus further improving cash flow. The cash flow from basic infrastructure will be used to pay-down debt and reinvest in profitable projects.

Finally, NWI will access PRC equity markets. One innovative way of doing this is to prepare projects for exits on the local market or gain access to private equity. Currently, a number of projects are reaching the maturity stage and the opportunity is present to create rewarding spin-offs.

Outlook by Segment

On a segment-by-segment basis, NWI expects improvements across the board. The road segment will improve on the back of better performance from GNRR and the introduction of new projects. Furthermore, with a major portion of the projects in Guangdong, the strong economy of this province is expected to improve traffic flows on all roads. Other projects in the provinces of Guangxi and Shanxi as well as in the cities of Wuhan and Tianjin are looking forward to solid returns as surrounding road networks mature and projects are completed. With the Beijing-Zhuhai, Jincheng-Jiaozuo and Tangjin expressways coming on-stream, the long-term outlook for the segment is solid.

The energy segment should perform well in view of strong power demand in Guangdong Province, where the Zhujiang Power Stations and De Sheng Power Plant are located. As for the emerging alternate energy sector, NWI expects exciting breakthroughs.

Following a period of consolidation Pacific Ports Co. Ltd. ("PPC") is prepared to improve on its AOP contribution in the cargo handling segment. Hong Kong will remain a key focus of operations and the PPC plan in the world's largest container port is ambitious. Business will be boosted by China's accession to the WTO and the government development policy. Finally, Xiamen Port anticipates an increase in activity with the liberalization of the "Three Links" policy between the Mainland and Taiwan.

The water treatment segment is primed for growth. Industry deregulation will alleviate the supply situation and produce a positive effect on revenue streams. Meanwhile, the improvement of the distribution network creates opportunities to build new water plants. With tariffs and efficiency on the rise the profitability of the water portfolio will expand.

The e-infrastructure/technology segment serves the technology-hungry China market with NWI invested businesses. In this segment, NWI takes a conservative revenue-driven focus that is in direct contrast to the conceptual vision of the craze that fuelled the dotcom bubble. This prudent view was supported in FY2001 by making provisions on under-performing ventures related to Internet investments. Those companies that are left to lead the way forward in this segment have a strong potential. Among the promising technology companies in the NWI portfolio are GWcom, Linkair and PrediWave Corp., all of which have made significant headway. In coming years, it is expected that this segment will produce solid AOP and capital gains.

Difficult Times Create Opportunity

Overall, the coming year will be one of the most challenging for NWI. Nonetheless, the foundations for growth are in place and management expects the economies of Greater China to lead the world in difficult times.

The first-mover advantage will hold NWI in good stead with accession to the WTO. In the wake of WTO and with the introduction of new NWI invested technology, investment opportunities will increase significantly in new economy sectors. In addition, the flood of new entrants into the PRC market will see leaders in the global economy turn to NWI in search of alliances and operational support.

Overall, the NWI focus is on the creation of long-term value for shareholders. The ability to create this value is predicated on the success of commercial applications of e-infrastructure/technology in tandem with the recurring income flows that the basic infrastructure generates. This fundamental dynamic, combined with prudent management and a strong financial position, are key to the future prospects of NWI and its shareholders.

Chan Wing-Tak, Douglas
Managing Director

Q&A with the Managing Director

In this Q&A section Managing Director Douglas Chan addresses the NWI financial position, technology investment, the strategy for the basic infrastructure business, the impact of WTO, asset disposals and the level of the stock price.

Q: How is the consolidation initiative proceeding?

A: Consolidation is a normal aspect of corporate life and the NWI consolidation process is healthy from every perspective. Presently, the two key areas of focus are the state of the balance sheet and the disposal of non-performing assets. For two years now the plan has been to reduce outstanding credit levels to bolster the balance sheet. NWI will continue to reduce credit levels in an orderly manner that ensures stability.

Asset sales are an important part of the consolidation process. During the course of restructuring operations we took the opportunity to sell the H-Share portfolio. In addition, we disposed of Guangzhou Three New Bridges and Roadway No.105 at a modest profit. These assets did not perform up to expectations and for that reason they did not fit into the future development picture of the Company.

Q: What is your strategy for basic infrastructure?

A: After five years of rapid expansion we are now in the consolidation stage. Over the course of the last fiscal year we have taken steps to dispose of under-performing assets, especially in the road and bridge segment. However, this does not mean we are unwilling to invest more in basic infrastructure. We are always looking to increase stakes in projects that perform well and we will not hesitate to expand into profitable niches, especially in the cargo handling and water treatment segments.

Q: What is your technology investment plan?

A: NWI actively invested in a number of promising ventures last year. We are reviewing the asset mix and considering the synergies between the different holdings. Currently, we are pleased with the position of the technology portfolio and expect a number of breakthroughs. NWI emerged in a relatively solid position from the Internet bubble. We were in early with chinadotcom at a fair valuation and cashed out a significant stake near the peak. Nevertheless, there were some adjustments to be made and for that reason we have made provisions for almost all Internet-related businesses. What remains in the portfolio is a group of technology leaders that are ready to win market share in the post-WTO accession era.

Q: What is your view on the valuation of NWI stock?

A: There seems to be a basic lack of understanding on how to value NWI. For instance, the market focuses on the seemingly higher debt level of NWI compared to its peer group and sees this as a negative aspect. We feel this is an unfair comparison. In most cases our competitors are stagnant utility companies with little or no growth. NWI is a more dynamic business and capital is needed to finance growth. For that reason, the net debt-equity ratio will be maintained at lower than 60%.

In addition, the market seems to have discounted our portfolio of technology investments. We are proud of our e-infrastructure/technology investments and believe there are a number of winners within the group, such as investments in alternate energy, multimedia and mobile communications technology. We believe that we can demonstrate the true value of our technology investment in a relatively short period of time. Not only do we believe in our existing technology investment we have identified a rare opportunity to enter new sectors.

In the end, NWI boasts a solid management team with local know-how and international experience, top rank global partners, a strong recurring income stream generated by basic infrastructure projects, a solid cash position, a track record of profitability and a promising portfolio of investments. I do believe that the combination of these factors will deliver value to shareholders over the long-term.

Q: What will happen with China's accession to the WTO?

A: We are more than eager for WTO membership to arrive and have been a cheerleader of the process from day one. After all, companies with an in-depth experience and a solid investment portfolio will be the winners of the WTO sweepstakes. As one of those companies we are excited by the prospects. As an old China hand NWI is already prepared for the technology investment opportunities that will arise in new sectors. This will be a most exciting phase in China's evolutionary Open Door Policy.

Jewels in the crown



NWI will continue to patiently deploy the "jade model" as part of its initiative to explore the hidden value of the basic infrastructure and e-infrastructure/technology markets of China.

Directors' Profiles

Executive Directors



Mr. Stewart Leung
Mr. Peter Cheng
Mr. Douglas Chan
Dr. Henry Cheng
Mr. William Doo
Mr. So Ngok
Mr. Chan Kam-Ling

Non-executive Directors



Mr. Fu Sze-Shing
Mr. Gary Coull
Dr. David Li
Mr. Christopher Cheng
Mr. Andrew Yan

Chairman
Dr. Cheng Kar-Shun, Henry

Dr. Cheng (54) assumed the post of the Chairman of NWI in 1995. He is also Managing Director of New World Development Co. Ltd., Chairman and Managing Director of New World China Land Ltd., and Chairman of New World CyberBase Ltd., New World Services Ltd., New World Telephone Holdings Ltd., New World First Bus Services Ltd. and Tai Fook Securities Group Ltd. Dr. Cheng is the Managing Director of NWD (Hotels Investments) Ltd. and Director of Chow Tai Fook Enterprises Ltd., Marriott International Inc. and HKR International Ltd. Dr. Cheng is also the Chairman of the Advisory Council for The Better Hong Kong Foundation and a Committee Member of the Eighth and Ninth Chinese People's Political Consultative Committee of the PRC. Dr. Cheng is the brother of Mr. Cheng Kar-Shing, Peter and the brother-in-law of Mr. Doo Wai-Hoi, William.

Vice-Chairman
Mr. Doo Wai-Hoi, William

Mr. Doo (57) became the Managing Director of NWI in 1995 and assumed the post of Vice-Chairman in 1996. Mr. Doo's corporate positions include: Vice-Chairman of New World China Land Ltd. and New World Services Ltd.; Deputy Chairman of New World CyberBase Ltd. and Tai Fook Securities Group Ltd.; Managing Director of Fung Seng Diamond Co. Ltd. and Director of NWD (Hotels Investments) Ltd. Mr. Doo is appointed as a member of the Executive Committee of the Chinese People's Political and Consultative Conference in Shanghai. He has served as a Governor of the Canadian Chamber of Commerce in Hong Kong since 1995. Mr. Doo is the brother-in-law of Dr. Cheng Kar-Shun, Henry and Mr. Cheng Kar-Shing, Peter.

Managing Director
Mr. Chan Wing-Tak, Douglas

Mr. Chan (52) began his career at NWI as the Deputy Managing Director and General Manager in 1995 before assuming the present post of Managing Director in 1996. He is the Deputy Chairman of Pacific Ports Co. Ltd., an Executive Director of New World China Land Ltd., and a Director of New World CyberBase Ltd., chinadotcom corporation, hongkong.com corporation and Macao Water Supply Co. Ltd. Mr. Chan is a Member of the Third Hainan Province Committee of Chinese People's Political Consultative Conference.

Executive Director
Mr. Cheng Kar-Shing, Peter

Mr. Cheng (49) was appointed Executive Director of NWI in September 1995. He is a Director of New World Development Co. Ltd., New World Services Ltd., NWD (Hotels Investments) Ltd., Macao Water Supply Co. Ltd. and Polytown Co. Ltd. He is also an Executive Director of New World China Land Ltd. Mr. Cheng is the brother of Dr. Cheng Kar-Shun, Henry and brother-in-law of Mr. Doo Wai-Hoi, William.

Executive Director
Mr. Leung Chi-Kin, Stewart

Mr. Leung (62) was appointed Executive Director of NWI in August 1997. He is the Director and Group General Manager of New World Development Co. Ltd., and a Director of New World China Land Ltd., New World Hotel Co. Ltd., New World First Bus Services Ltd. and Hip Hing Construction Co. Ltd.

Executive Director
Mr. Chan Kam-Ling

Mr. Chan (61) was appointed Executive Director of NWI in 1995. He is also a Director of New World Development Co. Ltd., New World China Land Ltd., New World First Bus Services Ltd. and a Non-Executive Director of Tai Fook Securities Group Ltd. In addition, Mr. Chan is the Managing Director of New World Services Ltd., Hip Hing Construction Co. Ltd., Sino-French Holdings (Hong Kong) Ltd. and Macao Water Supply Co. Ltd. as well as a Director of Companhia de Electricidade de Macau – CEM, S.A.

Executive Director
Mr. So Ngok

Mr. So (54) was appointed a NWI Executive Director in September 1995. Mr. So is an Executive Director of New World China Land Ltd. and Pacific Ports Co. Ltd. as well as a Director of a number of companies with investments in China.

Non-Executive Director
Dr. Li Kwok-Po, David

Dr. Li (62) is the Chairman and Chief Executive of the Bank of East Asia, Ltd. Dr. Li is a Member of the Legislative Council of the Hong Kong Special Administrative Region, the Chairman of the Chinese Banks' Association. Dr. Li is a Director of Atlas Air, Inc., Campbell Soup Co., Dow Jones & Co., Inc., The Hong Kong and China Gas Co. Ltd., The Hongkong and Shanghai Hotels, Ltd., Jones Lang LaSalle Inc., Pacific Century CyberWorks Ltd., Sime Darby Berhad and South China Morning Post (Holdings) Ltd.

Non-Executive Director
Mr. Coull, Gary William John

Mr. Coull (47) is the Executive Chairman of CLSA Limited, a recognised leader in brokerage, investment banking and direct investment services in the emerging markets of Asia, Latin America, Emerging Europe, the Middle East and Africa. He is also Executive Chairman of CLSA Private Equity Group, a direct investment joint venture whose investors include General Electric, Bell Atlantic and Allianz. Mr. Coull is a director of Sa Sa International Holdings Ltd. and a Governor of the Canadian Chamber of Commerce in Hong Kong. He was previously involved in China trading as well as in financial journalism.

Non-Executive Director
Mr. Yan, Andrew Y.

Mr. Yan (44) was appointed a Non-Executive Director of NWI in April 1999. Mr. Yan is currently the Managing Director and Head of Emerging Markets Partnership (HK) Ltd., the principal adviser to AIG Asian Infrastructure Fund II. He is a member of the board of Shanghai Midway. Mr. Yan was a research fellow at the World Bank and the Hudson Institute in Washington, DC and joined AIG Asian Infrastructure Funds in 1995.

Non-Executive Director
Mr. Cheng Wai-Chee, Christopher

Mr. Cheng (53) is the Chairman of USI Holdings Ltd. and Winsor Properties Holdings Ltd. and Director of New World China Land Ltd., Dao Heng Bank Group Ltd. and Gieves & Hawks plc, listed on the London Stock Exchange. Mr. Cheng plays an active role in public services. He presently serves on the following public organisations: Council of the Hong Kong Trade Development Council, Public Service Commission, The Town Planning Board, Court of the Hong Kong University of Science and Technology and Council of the University of Hong Kong. He is the Chairman of the Hong Kong General Chamber of Commerce. Mr. Cheng holds an MBA degree from the Columbia University.

Non-Executive Director
Mr. Fu Sze-Shing

Mr. Fu (52) was appointed a Non-Executive Director of NWI in August 1999. He is a Non-Executive Director of New World China Land Ltd., a Director of New World Development (China) Ltd. and a Director of a number of companies with investments in China.


NEW WORLD DEVELOPMENT COMPANY LIMITED (HK)
51.27%
100%
SEA WALKER LIMITED (BVI)
NEW WORLD SERVICES GROUP
100%
MOMBASA LIMITED (BVI)
60.39%
NEW WORLD INFRASTRUCTURE LIMITED (CAYMAN ISLANDS)
0.4%
100%
100%
NEW WORLD INFRASTRUCTURE (CHINA) INVESTMENT LIMITED (WFE)
Tangjin Expressway (Tianjin North Section) (60%/90%)
Jincheng-Jiaozuo Expressway (Shanxi Section) (60%/90%)
LOTSGAIN LIMITED (BVI)
100%
100%
100%
100%
NOONDAY LIMITED (BVI)
Beijing-Zhuhai Expressway (Guangzhou-Zhuhai Section) (25%)
CRAVAT LIMITED (BVI)
Roadway No.1960 (Guangning Section) in Zhaoqing (55%)
TREFOIL DEVELOPMENTS LIMITED (BVI)
Roadway No.321 (Fengkai Section) in Zhaoqing (45%)
RIGHT EASE LIMITED (BVI)
Roadway No.1969 (Gaoyao Section) in Zhaoqing (10%/58%)
RHOMBUS INVESTMENTS LIMITED (BVI)
Shenzhen-Huizhou Roadway (Huizhou Section) (50%)
Shenzhen-Huizhou Expressway (Huizhou Section) (33.33%)
GREAT START GROUP CORPORATION (BVI)
Roadway No.321 (Wuzhou Section) in Guangxi (45%)
CREATIVE PROFIT GROUP LIMITED (BVI)
Yulin Shinan to Dajiangkou Roadway in Guangxi (60%)
TIN FOOK DEVELOPMENT LIMITED (BVI)
Rongxian Roadways in Guangxi (70%)
BELLWOOD GROUP LIMITED (BVI)
Guangzhou City Northern Ring Road (65.29%)
CEMAC DEVELOPMENTS LIMITED (BVI)
Roadway No.321 (Deqing Section) in Zhaoqing (45%)
ANKAN DEVELOPMENTS LIMITED (BVI)
Roadway No.1964 (Zhaojiang Section) in Zhaoqing (70%)
ATTRACTIVE RETURNS LIMITED (BVI)
Roadway No.1962 (Guangning Section) in Zhaoqing (55%)
BRONCO OVERSEAS LIMITED (BVI)
Wuhan Airport Expressway (40%)
SUNNY START GROUP LIMITED (BVI)
Yulin to Shinan Roadway in Guangxi (60%)
FOREVER GREAT DEVELOPMENT LIMITED (BVI)
Beiliu City Roadways in Guangxi (60%)
ACHIEVE SUCCESS LIMITED (BVI)
Roadway No.1959 (Qingxin Section) in Qingyuan (75%)
MOSCAN DEVELOPMENTS LIMITED (BVI)
Roadway No.324 (Gaoyao Section) in Zhaoqing (40%)
EVER HONEST LIMITED (BVI)
Roadway No.1960 (Sihui Section) in Zhaoqing (50%)
FORESIGHT INTERNATIONAL LIMITED (BVI)
Hui-Ao Roadway (50%)
ACTIVATE INTERNATIONAL LIMITED (BVI)
Tate's Cairn Tunnel Company Limited (29.5%)
OCEAN SKY GROUP LIMITED (BVI)
Yulin Shinan to Guigang Roadway in Guangxi (60%)
HOI WING DEVELOPMENT LIMITED (BVI)
Cangwu County Roadway in Guangxi (70%)
PRIME VIEW LIMITED (BVI)
Roadway No.1967 (Xinxing Section) in Yunfu (55%)
GIANT RETURNS LIMITED (BVI)
Shuangjin Roadway (Gaoyao Section) in Zhaoqing (61%)
PROFIT UNION LIMITED (BVI)
Roadway No.1958 (Deqing Section) (65%)
ETERNAL CHEERS LIMITED (BVI)
Roadway No.1906 (Qingcheng Section) (80%)
GRACEFIELD INTERNATIONAL LIMITED (BVI)
Roadway No.321 (Gaoyao Section) in Zhaoqing (55%)
BOSWELL INVESTMENTS LIMITED (BVI)
Roadway No 1962 (Gaoyao Section) in Zhaoqing (60%)
BEAUTY FIELD LIMITED (BVI)
Shanxi Taiyuan to Gujiao Roadway (Gujiao Section) (60%/90%)
NEW BROADWAY LIMITED (BVI)
Shanxi Taiyuan to Gujiao Roadway (Taiyuan Section) (60%/90%)
ECONOMIC VELOCITY LIMITED (BVI)
Taiyuan to Changzhi Roadway (Changzhi Section) (60%/90%)
LUCKY STRONG LIMITED (BVI)
Roadway No.309 (Changzhi Section) (60%/90%)

Corporate Structure

As at 30 June 2001

100%

PHONIC INVESTMENTS LIMITED (BVI)
Gaoming Bridge (30%/80%)

SKYLING PROFITS LIMITED (BVI)
Zhaoqing Deqing Xijiang Bridge (60%)

STALAGMITE INVESTMENTS LIMITED (BVI)
Yangtze River Bridge No.2 (48.86%)

MARK BASE DEVELOPMENT LIMITED (BVI)
Tianjin Yonghe Bridge (90%)

100%

BANDEROLE INVESTMENTS CORPORATION (BVI)
Zhujiang Power Station-Phase I (50%)

ALTIMA INTERNATIONAL LIMITED (BVI)
Zhujiang Power Station-Phase II (25%)

VINEY RESOURCES LIMITED (BVI)
Shunde De Sheng Power Plant (60%)

LUCRATIVE RICH LIMITED (BVI)
Sichuan Qianwei Dali Power Plant (60%)

BEAUTY OCEAN LIMITED (BVI)
Companhia de Electricidade de Macau-CEM, S.A. (20.33%)

Sociedade de Abastecimento de Aguas de Macau S.A.R.L. (42.5%)

Nanchang Shuanggang Water Supply Co., Ltd. (25%)

Zhongshan Tanzhou Water Supply Co., Ltd (29%)

Lianjiang Sino French Water Supply Co., Ltd. (30%)

Dongguan New Era Microfiltration Equipment Co. Ltd (25%)

Zhongshan Municipal Dafeng Water Supply Co. Ltd. (33.06%)

Zhongshan Sino French Water Supply Co. Ltd. (33.06%)

Changtu Sino French Water Supply Company Limited(35%)

Shenyang Public Utility Holdings Company Ltd. (4.32%) (LC)

Baoding Sino French Water Supply Co. Ltd. (45%)

Siping Sino French Water Supply Co. Ltd. (25%)

Zhengzhou Sino French Water Supply Co. Ltd. (25%)

100%

MODERN LINKS LIMITED (BVI)
chinadotcom corporation (11.31%)* (LC)
China Internet Corporation Limited (31.66%)

RICH PROFESSION LIMITED (BVI)
Integrated Telecom Express, Inc. (3.51%) (LC)

SUNFORD EXPRESS LIMITED (BVI)
Group Sense (International) Limited (6.43%) (LC)

SEASHORE DEVELOPMENT LIMITED (BVI)
Pacific Ports Company Limited (75%) (LC)

100%

NEW WORLD XIANGLONG COMMUNICATION LTD. (BVI)
Shenzhen New World Xianglong Network Technology Company Limited (84.456%)

STANDARD TRACKER LIMITED (BVI)
Shenzhen New World Xianglong Technology Development Company Limited (84.456%)

LAKE SILVER LIMITED (BVI)
Stellar One Corporation (14.77%)

VIEWPOINT ENTERPRISES LIMITED (BVI)
Prediwave Corporation (30%)

87.5%
OASIS ONLINE LIMITED (BVI)
GWcom, Inc. (26.78%)

66.66%
MILESTONE OVERSEAS LIMITED (BVI)
LinkAir Communications, Inc. (20.84%)

100%
SUPREME VIEW LIMITED (BVI)
LinkAir Communications, Inc. (6.72%)

☐ **ROAD PROJECTS**
☐ **BRIDGE PROJECTS**
ENERGY & WATER TREATMENT PROJECTS
☐ **CARGO HANDLING PROJECTS**
☐ **e-INFRASTRUCTURE/TECHNOLOGY PROJECTS**
WFE WHOLLY FOREIGN-OWNED ENTERPRISE
LC LISTED COMPANY

* *including 0.1% directly held by New World Infrastructure Limited*

Roads & Bridges

The Road & Bridge Segment remains the revenue generating cornerstone of the NWI investment portfolio.





SEGMENT OVERVIEW

The ongoing development of a comprehensive network of expressways and roadways is fundamental to the success of inter-provincial trade flows and the expansion of the national economy. In recent years, the PRC government has pursued a rapid growth policy to build a National Trunk Highway Network that covers one of the world's largest and most diverse nations. Given the details supplied in the Tenth Five-Year Plan, the government intends to make road construction and operation a high priority in its infrastructure initiative.

Statistics in the road sector tell an impressive story. The road network totaled 1.4 million km in 2000 for a density of 14.6 km per 100 sq. km., up from 12.1 km in 1995. Transportation services have been significantly upgraded in recent years. Presently, expressways account for 16,000 km of the total road network, ranking China third in expressway length worldwide. However, expressways still represent only 1% of road length, compared to 2% in most developed countries. Class II Highways or above composed 188,000 km, up from 8.3% to 13.4% of the total from 1995 to 2000. However, these roads represent only 13.4% of the total as compared to 70% in North America.

Many factors favour road sector expansion. Under the Tenth Five-Year Plan, China will build 200,000 km of roadways. This will push the roadway length to 1.6 million km with expressways accounting for 25,000 km and Class II or above Highways reaching 280,000 km.

Another focus is on road development in West China and Inner Mongolia, an initiative that creates investment opportunities. Road density in West China is 7km per 100 sq. km, compared to 29 km in the coastal areas. The government will invest up to Rmb800 billion to construct 350,000 km of roadways over the next decade and offer favourable terms to foreign investors.

The synergies between road development and economic growth are notable as seen by the correlation between increased income and the percentage share of spending on transportation. Another clear benefit to road development is tourism. In 2000, tourism income reached Rmb450 billion and the number of travellers within China rose to 740 million. Meanwhile, foreign tourists accounted for 83.4 million visitors and this figure is on the rise.

Distribution of Length of Highways


(km'000)
1,600
1,400
1,200
1,000
800
600
400
200
0
Expressway
Class I
Class II
Class III & IV
Below Class IV
96
97
98
99
00
Year

Source: China Statistical Yearbook 2001

Number of Tourists in China


(millions)
800
700
600
500
400
300
200
100
0
International
Domestic
96
97
98
99
00
Year

Source: China Statistical Yearbook 2001

OPERATIONAL REVIEW

ROADS

The road segment is one of the main drivers in terms of providing NWI with stable expansion and steady recurring income streams within the basic infrastructure portfolio. Regional growth and the impact of investment flows have resulted in this segment's expansion. NWI invested in 34 road projects covering 1,146 km and four provinces (Guangdong, Guangxi, Shanxi and Hubei), one municipality (Tianjin) and one Special Administrative Region (Hong Kong). Up to October 2001, only two projects were not operational.

Guangdong Road Network

After two decades of growth, Guangdong has emerged as the most developed province with the most advanced road system. China's accession to WTO ideally positions this trade-oriented province to take advantage of new opportunities. Still, the growth in toll roads falls below the expansion rate of transport demand.

Guangdong invested Rmb6.6 billion on highways in 2000, more than any other province. Currently, the province has a total road length of 102,604 km with a density of 57.5 km per 100 sq. km. Expressways and Class I & II Highways compose 19% of the network. Overall, highways handle 70% of freight traffic and 92% of passenger transport.

Considering the number of NWI roads and their location, Guangdong remains a critical element in the portfolio. NWI invested in a total of 20-plus roads in Guangdong with a combined length of 757 km. Roads are grouped into the areas of Southern, Western, Northern and Eastern Guangdong.

Southern Guangdong	No. of Roads: 2	Length: 84.4 km
Guangzhou City Northern Ring Road		22.0 km
Beijing-Zhuhai Expressway (Guangzhou-Zhuhai Section)		62.4 km

Western Guangdong	No. of Roads: 10	Length: 349.2 km
Roadway No. 321 (Fengkai Section)		42.0 km
Roadway No. 321 (Deqing Section)		79.0 km
Roadway No.321 (Gaoyao Section)		23.8 km
Roadway No.1962 (Gaoyao Section)		32.4 km
Roadway No.1958 (Deqing Section)		30.0 km
Roadway No. 1967 (Xinxing Section)		25.0 km
Roadway No. 324 (Gaoyao Section)		24.0 km
Roadway No. 1969 (Gaoyao Section)		27.0 km
Roadway No. 1964 (Zhaojiang Section)		32.0 km
Shuangjin Roadway (Gaoyao Section)		34.0 km

Northern Guangdong	No. of Roads: 5	Length: 179.9 km
Roadway No. 1959 (Qingxin Section)		26.6 km
Roadway No. 1906 (Qingcheng Section)		26.8 km
Roadway No. 1960 (Guangning Section)		60.0 km
Roadway No. 1960 (Sihui Section)		47.0 km
Roadway No. 1962 (Guangning Section)		19.5 km

Eastern Guangdong	No. of Roads: 3	Length: 143.0 km
Shenzhen-Huizhou Expressway (Huizhou Section)		34.7 km
Shenzhen-Huizhou Roadway (Huizhou Section)		21.8 km
Hui-Ao Roadway		86.5 km

⇨ Southern Guangdong

Guangzhou City Northern Ring Road ("GNRR") passes through the busiest areas of Guangzhou, linking the east and west of the metropolis. GNRR is a critical inter-city link that connects to expressways headed east and west.

In FY2001, GNRR average daily traffic flow decreased by 10.7% to 130,747 vehicles. The fall was due to a temporary traffic diversion to adjacent roads as construction work took place on surrounding roads and traffic was restricted during the Guangzhou trade fair. In addition, some of the traffic was lured to Guangzhou Inner Ring Road because toll collection was not scheduled to commence until late 2001.

The completion of Guangzhou Inner Ring Road and its connecting roads facilitates traffic flows from the southern and western part of Guangzhou to other provinces through GNRR. Growth is further enhanced by the relocation of the Guangzhou Airport and the construction of an interchange connecting the Airport Expressway and GNRR.

Phase I of Beijing-Zhuhai Expressway (Guangzhou-Zhuhai Section) ("BZGZ") is a 62.4 km expressway. Section I connects to the Humen Bridge at Nansha and Section II links Panyu and Zhuhai through Zhongshan. The average daily traffic flow of BZGZ Sections I & II rose by 12.3% and 34.3% respectively. The average toll rate of Section I increased 5.2% due to a rate rise for Class B vehicle. With the opening of new toll stations in Section II which attract shorter rides, the average toll rate fell by 5.9%.

Strong economic and tourism development in Panyu, Zhongshan and Zhuhai support BZGZ growth. The plan to transform Nansha into a high-tech logistics center will further enhance development. Moreover, a new expressway from Panyu to Guangzhou connecting to BZGZ along with the completion of Phase II of BZGZ in the next few years will attract more traffic.

⇨ Western Guangdong

The Western Guangdong Network absorbs local and cross-border traffic from west Guangdong and east Guangxi. Radiating from Zhaoqing the network has feeder roads directing traffic to a number of key centers. Roadway No. 321 is an inter-provincial road and the entire section of Zhaoqing to Wuzhou is owned by NWI. In addition, sections of Roadway No. 321 are major cash flow generators.

Due to the completion of Roadway No. 321 and improvement in surrounding roads, average daily traffic flow for most roads rose in FY2001. The exceptions were Roadway No. 1967 (Xinxing Section), Roadway No. 324 (Gaoyao Section) and Shuangjin Roadway (Gaoyao Section), which witnessed a marginal decrease in traffic, and Roadway No. 1962 (Gaoyao Section), which watched traffic fall 13.3% due to an environmental protection plan that restricted use for clay transport. In FY2001, there was no increase in toll rates.

NWI expects traffic to increase for most of Roadway No. 321 as the connecting network improves. The commitment to develop West China enhances the economy of Guangxi and supports traffic and the Deqing and Fengkai sections are expected to benefit from a substantial increase in cross-border traffic.

➪ Northern Guangdong

The average daily traffic flow for all roads, except Roadway No. 1959 (Qingxin), rose in FY2001 due to increased popularity and an improved economic environment. Roadway No. 1959 (Qingxin), which serves the popular Qingxin Spring Resort, was affected by decreasing tourism flows. Roadway No. 1906 (Qingcheng) has been operational since mid-September 2001. NWI's stake in Roadway No. 105 (Lianping County North Section) was disposed of in October 2000.

The Northern Guangdong network benefits from the ongoing migration of industries, many of which are moving from the more expensive Zhujiang Delta area to outer Guangdong. Meanwhile, the government is continuing efforts to promote tourism and this should also increase traffic flows.

➪ Eastern Guangdong

An overall increase in average daily traffic flow on all roads was mainly attributable to the development of port facilities in the area and an increase in trade. However, the average toll rate decreased slightly in FY2001 due to a higher proportion of lower class vehicles in the traffic mix. Steady economic growth, the completion of connecting roads and increased throughput at Yantian Port will expand traffic.

Guangxi Road Network

The Guangxi Autonomous Region attracts an increasing amount of foreign road investment. In 2000, Guangxi expanded the length of highways by 1,532 km to 52,910 km. Highways remain the primary choice of transportation for freight traffic. Out of 296 million tons of freight traffic, 79% is transported via highways.

However, the condition of the existing Guangxi road network is poor, with Expressway, Class I & Class II Highways accounting for only 7% of total roadways in 2000. In an effort to alleviate traffic pressures, Guangxi will construct highways to link with the National Trunk Highway. By 2005, Guangxi highways are expected to reach 60,000 km.

Guangxi Road Network	No. of Roads: 7	Length: 175.4 km
Beiliu City Roadways		39.8 km
Rongxian Roadways		26.0 km
Yulin-Shinan Roadway		27.8 km
Yulin Shinan-Dajiangkou Roadway		38.7 km
Yulin Shinan-Guigang Roadway		20.0 km
Roadway No. 321 (Wuzhou Section)		13.0 km
Cangwu County Roadway		10.1 km

A toll rate increase was approved in first half 2001 for two road projects. Other than Yulin Shinan-Guigang Roadway, all roads are operational. NWI is considering to withdraw from the Yulin Shinan-Guigang Roadway. The reason for this is that the Guangxi government plans to construct an expressway parallel to this road that runs from Nanning to Guangzhou.

The performance of roadways in this network is mixed. The average daily traffic flow for Cangwu County Roadway and the Wuzhou Section of Roadway No. 321 rose by 5.6% and 3.3% respectively. However, the traffic flow of Beiliu City Roadways and Rongxian City Roadways decreased due to the usage of newly constructed roadways in the surrounding areas.

This road network is expected to benefit from economic expansion and freight traffic growth at Beihai Port, one of the largest ports in Guangxi. When the Nanning-Guangzhou Expressway becomes operational, traffic to the network should further improve. In addition, the joint venture is applying for toll rate increases and new toll stations.

Shanxi Road Network

The Shanxi economic strategy hinges on the construction of roads, the development of resources and the promotion of tourism. Shanxi is committed to improving its inter- and intra-provincial network over the next five years. It is expected that road length will reach 60,000 km by 2005, with Class II Highways or above increasing by 3,000 km.

Shanxi is China's largest coal producer and its coal is carried by rail and highways to Beijing, Tianjin and other cities. Freight traffic via highways and railways reached 578 million tons and 285 million tons respectively in 2000. With coal as a vital input for power and industrialisation, the province is being promoted as an industrial base to save on inter-provincial transportation costs. More recently, Shanxi has emphasised tourism. In 2000, tourism income contributed 5% of GDP or Rmb8.1 billion, an increase of 22.5% over 1999.

Shanxi Road Network	No. of Roads: 5	Length: 131.7 km
Shanxi Taiyuan-Gujiao Roadway (Taiyuan Section)		23.2 km
Shanxi Taiyuan-Gujiao Roadway (Gujiao Section)		36.0 km
Roadway No.309 (Changzhi Section)		22.2 km
Taiyuan-Changzhi Roadway (Changzhi Section)		18.3 km
Jincheng-Jiaozuo Expressway (Shanxi Section)		32.0 km

All NWI roadways are operational, except for Jincheng-Jiaozuo Expressway (Shanxi Section).

The Shanxi Taiyuan-Gujiao Roadway (Taiyuan Section) became operational in mid-2000. Traffic volume on Taiyuan-Gujiao Roadway (Gujiao Section) increased 42% as the construction work on an adjacent road is not yet completed. Roadway No. 309 (Changzhi Section) and Taiyuan-Changzhi Roadway (Changzhi Section) continue to benefit from rising coal truck traffic and the Jincheng-Jiaozuo Expressway is expected to be operational in mid-2002.

With the emphasis on infrastructure development, plans to construct a power plant and develop tourism, the Shanxi economy is expected to grow and NWI roadways will benefit.

Wuhan City Project

Wuhan's central location makes it an ideal transportation hub. Both the Beijing-Zhuhai Expressway and the Shanghai-Chengdu National Highway cross the city. Highways are a major method of transporting goods but development cannot support traffic levels. Some Rmb9.7 billion will be invested to improve the network and by 2005 expressways are expected to expand by 60%.

Wuhan Airport Expressway ("WAE"), is the only connection between Wuhan Tianhe Airport and Wuhan City. A toll rate increase of some 45% was approved by the Hubei Provincial Government, effective on 25 April 2001. Furthermore, Wuhan Airline moved to Tianhe Airport in January 2001, and that has increased traffic volume on WAE.

WAE traffic correlates to the number of passengers using the Airport. With the growth in tourism and the introduction of new international flights, traffic on WAE will increase.

Tianjin Project

Tianjin is a vital trade and industrial centre serving northern China. As a Free Trade Development Zone, Tianjin enjoys preferential tax treatment and is a magnet for foreign capital. Due to a number of factors, foreign enterprises find the city a strategic location from which to set up businesses. Overall, freight traffic is heavy as six National Highways pass through Tianjin. In 2000, 188 million tons of goods were transported on the road network, representing 72% of the total freight traffic.

NWI is an active investor in the Tangjin Expressway (Tianjin North Section) project. Section I of the Expressway has been operational since January 1999 and Section II commenced operation in January 2001. The expressway is a major cross-province expressway. Since Section II of the expressway commenced operation, transportation to Tianjin Port and Tianjin City is more convenient. Linkage to highway networks in Shenyang is possible with the launch of the Beijing-Shenyang Expressway in 1999. Average daily traffic flow rose by 35.1% this year due to drivers recognising the convenience of using the expressway, better highway linkage and a diversion of traffic from a nearby road.

The construction of a 66 km South Section of Tangjin Expressway started in mid-2001 and is expected to be complete in 2004. This will have a positive impact on traffic flows due to a connection with the expressway.

Hong Kong Project

Hong Kong boasts one of the world's best infrastructures. A growing population, high population density and a rising number of vehicles operating on a limited land mass combine to create a congested city. In addition, China plays an important role in pushing forward road expansion plan. Since reunion with the Mainland, the level of cross-border traffic has intensified and alternative transportation routes between Hong Kong and the Mainland are being studied. In 2000, it is estimated that cross-border vehicles carried over 9.4 million tons of goods into Hong Kong.

The average toll rate increased by 10.2% at Tate's Cairn Tunnel, an NWI investment, after a toll increase in January 2000 while average daily traffic flow remained stable.

BRIDGES

Bridge Project	No. of Bridges: 6	Length: 7.0 km
Wuhan Bridge Development		4.0 km
Gaoming Bridge		1.1 km
Zhaoqing Deqing Xijiang Bridge		1.4 km
Tianjin Yonghe Bridge		0.5 km

NWI transferred its stake in Guangzhou Three New Bridges to a Chinese party in January 2001.

Gaoming Bridge forms a vital passage between eastern and western Guangdong. The average daily traffic flow of Gaoming Bridge decreased slightly in FY2001.

Some 1.4 km in length, Zhaoqing Deqing Xijiang Bridge was operational in May 1999. The average daily traffic flow increased slightly in FY2001.

Wuhan Bridge Development includes Yangtze River Bridge No. 2. The opening of Yangtze River Bridge No. 3 in September 2000 provided an alternate route to cross the Yangtze River in Wuhan. As a result, cross-provincial vehicles were diverted and the average toll rate of Yangtze River Bridge No. 2 fell 17.1% while the average daily traffic flow dropped by 1% as a result of an increase in local traffic.

Yonghe Bridge, 510 meters in length, connects Tangjin Expressway to Tianjin City. The average daily traffic decreased slightly due to a diversion to Tangjin Expressway (Tianjin North Section) Section II in FY2001.

Energy



From traditional to alternate power projects, NWI leads the way forward in the Energy Segment.



The growth of the power industry has made the energy segment a strong contributor to the NWI basic infrastructure portfolio. The year 2000 witnessed numerous factors pushing peak load capacities in most coastal areas to record levels. A surge in demand was driven by economic growth, rising industrial output and improved productivity. Transmission upgrades, better distribution, tariff reforms and rising residential demand supported the expansion.

China ranked second in the world with a generation capacity of over 320GW at the end of 2000. Thermal power represents some 74% of total installed capacity, hydro 25% and other energy forms account for just 1%. China expanded capacity by 6.8GW in first half 2001 and is moving towards a target of 390GW by 2005. On the heels of consumption growth in 1999 and 2000, China continued to experience strong demand in 2001. Almost half of the provinces and cities marked double-digit demand increases as the national average annual growth rate reached 7.5%.

2000 Electricity Generation in China

Nuclear 1%

Thermal 82%

Hydro 17%

2000 Installed Capacity in China

Nuclear 1%

Thermal 74%

Hydro 25%

Reforms

Presently, the demand and supply equation varies between regions. For instance, the Northeast and Hainan power grids have relatively high excess capacity and that situation is expected to continue. The Central China and Sichuan grids experience excess capacity only in the rainy season due to the focus on hydro. Peak load demand for coastal provinces is expanding and Guangdong may soon suffer from power shortages. Overall, the imbalance in capacity and resources restricts development and the government is rolling-out a plan to implement structural changes.

Following recent tariff reforms, the government plans to improve urban and rural distribution networks on a nationwide basis. This reform will separate generation from distribution. In an effort to improve transmission efficiency and accessibility, the government planned to invest about Rmb300 billion since 1998 to reconstruct networks.

One initiative to develop the energy sector framework is to limit construction of inefficient coal-fired plants, especially in the developed provinces. Combined cycle natural gas-fired plants, large hydro plants and clean power facilities are in the pipeline to increase peak-low loading flexibility and control the pollution problem. In addition, existing power grids will be connected to at least one other grid by 2005.

West China Bonanza

West China can boast an abundance of clean energy resources and government incentives are in place to support development. Currently, the pace of economic growth on the coast has created a rising level of demand. Up until now, the coastal region has largely met its needs with thermal power, a major pollutant. The demand for clean power can be eased by cross-country transmission. If West China can meet this demand, the result will be a boost for inland provinces and better environmental conditions on the coast.

Guangdong Energy Market

With a population of 86 million and a per capita GDP 82% higher than the national average, Guangdong's industrial output ranks first in the nation. Guangdong has always been a top-performer and GDP is expected to grow at an average of 9% per annum in the coming five years.

With a demand increase of 21.3% in 2000, the pressure to meet consumption continues, despite the fact that Guangdong has the highest installed capacity (32GW) and generated 134 TWh of power, an increase of 6% and 17.2% respectively over 1999.

Guangdong is expected to suffer from power shortages at peak demand. A buoyant economy forces the Guangdong grid to run at maximum capacity to meet peak consumption. To ease this pressure the Guangdong Power Bureau signed a supply agreement with Guizhou and Yunan provinces. With 7.4 TWh purchased from other provinces in 2000 alone, or 5.2% of generation, under the new power agreement, the maximum power distributed from Yunnan province will be 600,000 kW in 2001. After unification of the national grid, allocation will be market oriented and the demand-supply situation will be less of a factor.

Macau Energy Market

The Macau economy is showing signs of recovery and that is an important factor for the energy sector. By 2000, Macau GDP reached MOP49.8 billion, with tourism as a major economic driver. The number of tourists increased by some 23.1% in 2000. Over the past five years, power consumption rose at an annual average rate of 4.4%, or 3.9 MW on a per capita basis in 2000.

Alternate Energy

NWI strongly believes in the future prospects of the alternate energy sector in China. One of the prime areas of development is superconductivity.

The world has recognized the benefits of superconductivity. The world pays a high price for not having a thermally efficient environment and thermal superconductivity changes that, drastically reducing energy costs in the process.

Heat transfer devices based on technology developed by New Qu Energy, a NWI portfolio investment, focus on thermal superconductivity. New Qu Energy, the owner of QuTech technology, operates several subsidiaries and its products have penetrated commercial markets.

There is no technical constraints on manufacturing QuTech products. However, conservative estimates reveal that the number of factories needed to serve the market over the next 20 years would number in the thousands. For that reason, strategic alliances with various industries are an option for expediting the distribution of the products.

OPERATIONAL REVIEW

In FY2001, NWI operated five power plants in China and Macau with a total capacity of 1,879 MW. The portfolio includes: Zhujiang Power Stations Phase I & II ("ZPS") and Shunde De Sheng Power Plant ("DSP") in Guangdong; Qianwei Dali Power Plant ("QDP") in Sichuan; and, Companhia de Electricidade de Macau-CEM, SA ("CEM") in Macau. This year, NWI disposed of its H-Share shareholding in Beijing Datang Power Generation Co. Ltd. for cash proceeds of some HK$1.26 billion.

The energy segment experienced strong growth in FY2001. The prime contributor was ZPS, at which generation grew 28.5% in FY2001. ZPS exceeded the minimum off-take amount this year. Despite a drop in the average tariff and a major maintenance project undertaken during the year, the increase in electricity demand managed to generate an increase in revenue.

In 1985, Macau granted CEM an exclusive right to supply electricity for a 25-year period ending in 2010. On the back of this franchise, CEM achieved stable growth in FY2001, as gross generation rose 1.8% over FY2000. QDP also achieved stable growth with output growing at 3.7%. DSP was the only power plant to experience a fall in generation. The drop of 3.4% was due to the closing of the plant for two months of scheduled maintenance. DSP is the major power producer in Shunde and operates at full load to cope with demand.

Outlook

The energy segment is expected to perform well in view of strong demand in Guangdong, where ZPS and DSP are located. Given the shortage of power and no additional installed capacity planned for the short term, ZPS and DSP are in a strong position. Meanwhile, it is expected the QDP will maintain stable growth in the coming year.

To cope with electricity demand in Macau, CEM is constructing a combined-cycle gas turbine power plant composed of two phases. The first phase is expected to be operational by the end of 2001 and the second by 2003, creating additional installed capacity of 136 MW.

As for the alternate energy sector, NWI is expecting major breakthroughs in the near future as products come to market and revenues are generated.

Water Treatment

Water Treatment is among the most promising infrastructure segments in **Greater China.**





The ongoing challenge to supply water to 1.3 billion citizens has left the government no choice but to bolster the water treatment industry. Limited water preservation awareness and explosive urban growth exerts heavy pressure on the water system. Uneven distribution of resources and severe deforestation does not help the situation. Meanwhile, water pollution is a problem and China has a long way to go to improve water quality. There is over 60 billion tons of polluted water produced annually and 90% of city water is polluted. In addition, only 30% of water used for industrial purposes is recycled, compared with 75% in western countries.

Government policy aims to reform the sector by improving supply, leakage rates, pollution levels, the pipeline and drinking water quality. Above all, tariff reform is important to industry development and all indications point to a willingness to enact such reforms as a modern tariff system will encourage investors to operate water treatment facilities. Foreign participation in the industry is on the increase and the industry is responding to this influx of capital and expertise. Nearly 50 foreign invested companies held 2.5% of the market share in 2000.

The willingness to overhaul the water treatment industry is encouraging. As a direct impact of deregulation, foreign investors have access to exciting opportunities. Poised to maintain its dominance, NWI is committed to 11 projects and one strategic investment. As a leading investor in this sector, NWI will be first to benefit from new policies.

Water Tariff System

Tariffs remain unreasonably low and do not reflect the cost of financing investment in facilities. Currently, low tariffs cause massive amounts of water to be wasted due to a lack of investment and inefficient systems. This wastes resources and makes water operations unprofitable.

As such, reforming the tariff system is a priority. Under the City Water Supply Tariff Regulation water is deemed a commercial commodity instead of a welfare commodity. Tariffs will be calculated to yield a reasonable return on investment. As part of its goal to establish a pricing system the Ministry of Water Resources promised to raise prices gradually over five years and protect resources through an improved legal framework. A market-driven distribution system is scheduled to be operational in urban areas in 2001, with rural areas to follow. There are numerous benefits to this plan. The public will be encouraged to preserve resources. In addition, an increase in profit for water operations will attract investors and water pollution levels will fall in line with protection efforts.

Government Policy

In response to this challenge, the government will introduce new technology to improve the system, strengthen pollution prevention techniques, build water treatment plants and place emphasis on construction of major projects for re-routing water from south to north.

The government is committed to opening the sector to new competition. Although government is the sole resource owner, there will be a break in the monopoly on water-use and allocation rights with the introduction of competition. In 2000, the first water-use rights trading case arose when a city in Zhejiang Province bought permanent use rights for 50 million cubic meters of water from a neighbouring municipality.

The project to divert water from south to north consists of a number of canals and pumping stations located on the Yangtze River. The first phase involves diverting water from the lower river to the North China Plain. Channelling around 40 billion cubic meters annually from the river should quench the thirst of the northern provinces.

New Infrastructure

Water charges are based on a user and polluter pays basis. Recently, the State Planning Commission, Ministry of Construction and National Environmental Protection Bureau issued a guideline on sewage treatment fee collection, urban sewage drainage and a central treatment system. This notification emphasised that a sewage treatment fee is important to the water tariff system. Previously, the treatment fee was added to the water tariff to compensate for urban drainage and treatment expenses. From now on, an urban treatment fee will be collected throughout the country. This forms the foundation of the sewage drainage and central treatment system and has sped construction of sewage treatment infrastructure.

More good news comes with an increase in environmental protection nvestment. The government will invest as much as Rmb700 billion during the Tenth Five-Year Plan with output occupying 1.4% GDP, up from 0.93% during the Ninth Five-Year Plan. The scope of environmental protection should propel China into the average level of developed countries.

Macau Water Treatment

As China continues down the road to economic reform Macau will be a major beneficiary. Currently, Macau receives more tourist traffic from China and there are signs that the industry is revitalising. At the same time, GDP growth improved to 4.6% in 2000 from -2.9% in 1999. Water demands are rising and the government's response is positive.

OPERATIONAL REVIEW

In August 1997, NWI acquired a 50% equity interest in Sino-French Holdings (Hong Kong) Ltd. ("Sino-French"), a joint-venture company with Suez (formerly known as Suez Lyonnaise des Eaux, SA). Through its interest in Sino-French, NWI holds an interest in one Macau water treatment plant, 9 China water treatment plants, a water micro-filtration equipment manufacturing plant and an 4.3% interest in Shenyang Public Utility Holdings Co. Ltd.

The daily aggregate capacity of the NWI water portfolio is 3.5 million cubic meters. All projects and the strategic investment are operational as of October 2001 and contributed to AOP, except for Lianjiang Water Plant. Other than the Macau and Tanzhou water plants, which are under concession agreements, all PRC plants have off-take agreements with the municipal supply company or are fixed return investments.

Of all operational projects, the greatest contributor to revenue in FY2001 was Macao Water Supply Co. Ltd. ("SAAM"), a water utility operating under a 25-year concession agreement granted by Macau. Despite a fall in sales revenue of 4% as a result of a tariff reduction of 3% in April 2000, the after-tax operating profit of SAAM rose 5% this year. The main reason for the increase was a reduction in the provision for repair and maintenance costs.

Due to the rise of regional consumption Zhongshan Tanzhou Water Plant experienced the highest growth in revenues (19%) among NWI water plants and a record profit in FY2001, up 30.2% over FY2000. Zhongshan Tanzhou Water Plant is under a concession agreement with the municipal government. The agreement includes the right to supply and distribute drinking water and engage in water related business in Tanzhou Township to 2022. The plant was acknowledged by the World Bank as a model in China.

In terms of profit growth, Zhongshan Dafeng and Quanlu water plants had the best performance in FY2001. After-tax operating profit reached Rmb36 million, a 74.7% increase over FY2000, due to an increase in off-take volume and higher profits contributed from energy and chemical cost savings.

The Dongguan Microfiltration Equipment Plant, which is engaged in the production of microfiltration and ultrafiltration equipment for industrial use, registered a strong 32.8% growth in revenue and a 44.7% increase in after-tax operating profit in FY2001.

Nanchang Water Plant, which holds a 7% market share of Nanchang's water production capacity and serves a population of 105,000, registered stable growth in FY2001. Sales revenue slightly increased by 2% and after-tax operating profit grew 8%.

Baoding Water Plant completed its first full year of operation in FY2001. Production volume in first half 2001 was lower than offtake target volume due to slow progress in closing the private water facilities of state-owned enterprises in Baoding and unexpected poor raw water quality.

For newly operating Siping Water Plant and Changtu Water Plant, actual consumption was lower than the offtake volume. However, production in Siping Water Plant is expected to increase above the offtake amount as the city is pursuing a policy of closing private wells.

One newly acquired water plant, Zhengzhou Water Plant, started operation in August 2001 and will contribute to AOP in the coming year.

Outlook

The PRC water sector is primed for growth. Industry deregulation will alleviate the supply situation and produce a positive effect on revenue streams. Meanwhile, improvement of the distribution network creates opportunities to build water plants. With tariffs and efficiency on the rise the profitability of the NWI water portfolio will expand.

In Macau, the water business is expected to maintain steady growth over the next few years as demand remains stable. SAAM continues to hold a monopoly on water supply and distribution in Macau. The current production capacity of 258,000 cubic meters per day will be sufficient to fulfill demand over the next five years. The implementation of a cost savings plan remains the key driver for SAAM growth.

Zhongshan Tanzhou Water Plant remains the sole water provider of Tanzhou Township. Water sales will continue to grow at the present rate and a production capacity of 60,000 cubic meters will gradually be utilized. Upgrade work will be completed in 2001 to increase the existing capacity by 40% to cope with demand.

Dongguan Microfiltration Equipment Plant plans to fulfill Rmb12.3 million of contracts in 2001. The company will continue to cooperate with NWI to provide equipment for the treatment of waste water and production of polished water.

With the acquisition of new water plants combined with the ongoing growth in demand, the AOP contribution from the Water Sector is expected to increase.



Cargo Handling

The Cargo Handling Segment is bolstered by stable operations in Hong Kong and expansion in China.



SEGMENT OVERVIEW

China Port Overview

From scope to quantity the China port sector has taken a major step forward in recent years. In fact, the speed of PRC port growth surpassed that of Hong Kong, the world's largest container port.

Presently, China is the seventh largest trading nation with total imports and exports trade of US$474.3 billion in 2000. China's coastline is 18,400 kilometers in length with 11 coastal provinces, cities and regions. It accounts for some 40% of the nations population and 56% of total GDP. By 2005, the total value of imports and exports is expected to exceed US$680 billion. This is good news for the port sector, as 90% of imports and exports pass through ports.

Container cargo handling is the prime focus of the port business. The government's stated goal is to achieve 20% growth per annum and increase port-handling capacity to 60 million TEUs by 2005. This is an ambitious order for a country that has lagged behind in containerisation of trade flows and the challenges presented are formidable.

Transportation of Goods in China


Freight Tonne-Kilometers
(Billion tonne-km)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Highways
Railways
Waterways
Pipelines
Civil Aviation
Waterways as a percentage of total
91
92
93
94
95
96
97
98
99
00
Year

Source: China Statistical Yearbook 2001

Solid Port Performance

Following the record setting pace set in 2000, first quarter 2001 indicates another growth period for the port sector. Cargo handling throughput of Mainland major ports reached 1.6 billion tonnes in 2000, of which foreign cargo accounted for over one-third. The leading container ports handled a total throughput of 22.7 million TEUs with seaports processing 20.6 million and river ports 2.1 million. According to a government forecast, cargo-handling demand will reach 3 billion tonnes with coasta ports handling some 2.2 billion tonnes by 2005.

The government initiative calls for 135 new deep-water berths and the renovation of 45 berths. In addition, inland river port construction will allow easier access to shipping routes as the Yangtze River shipping lanes between the Zhujiang and Yangtze deltas are rebuilt. During the Ninth Five-Year Plan, the government invested Rmb23.1 billion in inland river transportation and another Rmb27.6 billion was earmarked for investment in the Tenth Five-Year Plan.

WTO Card

WTO membership will bring major changes to the port sector. To join WTO China is committed to liberalization, including the removal of trade restrictions, lower tariffs and fewer barriers to market entry. China ports face two major challenges in the post-WTO environment. First, the competition for cargo handling among regional ports will intensify. Second, the competition from international port developers and shipping companies will reach new heights.

In general, WTO will increase the flow of capital into China and port construction will be a major beneficiary. In coming years, China ports plan to expand berths, build deep-water facilities and further increase the containerisation rate. This requires capital and the WTO environment is expected to create new opportunities for those businesses that are open to change.

PACIFIC PORTS

NWI is the largest single shareholder in Pacific Ports Company Ltd. ("PPC") with a stake of 75%. Since NWI port and container cargo port-related assets were acquired in March 2000, PPC has broadened its business scope to become a leading container cargo port operator in China and one of the major cargo handlers in Hong Kong. In the process of restructuring operations, PPC has achieved profitability and set the stage for future expansion in Greater China. Presently, the highest level of PPC activity is in the South China ports of Hong Kong and Xiamen. Meanwhile, Tianjin Port serves the northern hinterland.

The fiscal year ended 30 June 2001 produced record profit for PPC. Over the course of FY2001, PPC consolidated its Greater China port assets in preparation for regional and global expansion. In the first full financial reporting year since NWI injected port assets, PPC registered gains in most sectors and regions. PPC reported a net profit of HK$276.1 million for FY2001, compared to HK$65.8 million for FY2000, which accounted for an 18-month period ending 30 June 2000. Earnings per share were HK6.91 cents for FY2001, compared to HK2.58 cents for FY2000. The main AOP contributors were the associated companies and jointly controlled entities at the ports of Hong Kong and Tianjin. Newly injected NWI port assets contributed HK$320.2 million to AOP, compared to HK$112.3 million in FY2000.

The Hong Kong port operations continue to lead the way in terms of AOP, though the China business grew at a faster pace. A major AOP contributor in China was Xiamen container handling operations, which reported an AOP of HK$11.4 million, a 27% rise over HK$9.0 million in FY2000.

Outlook

After three years of restructuring and two years of profitability, PPC is in a position to expand its operations on a solid business foundation. The smooth integration of NWI port assets into the fold allows PPC to increase its pace of growth and leverage substantial Hong Kong-China synergies in the development of regional and global business. While PPC has aspirations in the global market its focus is to capture a larger share of Greater China trade flow. Finally, with WTO on the horizon, the port sector is prepared for an era of substantial growth. Given the low containerization rate of the Mainland cargo handling market, the opportunity for port operators and cargo handlers is impressive.

A slow-down in trade flows is noticeable as the global recession begins to take its toll, but PPC takes comfort in the fact that China continues to grow. Overall, it is the ongoing prosperity of China and the nation's record in weathering the Asian Crisis that bodes well for port activity. In addition, PPC will make an effort to modernize its operations and build its technology base to improve its efficiency and productivity.

In the coming years, the container cargo-handling and logistics and warehousing business will be a key AOP driver due to growth of PRC containerisation. Hong Kong will remain a major AOP contributor due to its gateway to China status and the strong presence of CSX World Terminals Hong Kong Limited and ATL Logistics Centre Hong Kong Limited. Meanwhile, improved relations with Taiwan and the enlarging of the Three Links policy is a positive factor for Xiamen Port.

The global trade environment will present numerous challenges, but PPC can meet these challenges with a strong balance sheet and a solid business franchise in Greater China. In addition, management believes that some of the impact of the global recession will be mitigated by the positive effect of WTO membership and the ongoing growth of the economy. With these factors coming into play, PPC has every reason to feel confident about the future.

e-Infrastructure/ Technology



e-infrastructure/technology promises to be a key revenue driver and capital gains provider in the coming years.



SEGMENT OVERVIEW

The prospects for information technology and mobile communications are enormous and the expansion of these segments in China will impact the world. So promising are the expectations that China is slated to become the world's largest IT market and a major exporter of products. Currently, China's IT infrastructure ranks second in the world, just behind the US. On the mobile communications front, the phone user base already surpassed that of the US in 2001. Given government support and accession to the WTO, the PRC technology market is poised for more expansion.

As the new economy takes hold, the IT and mobile communications businesses are quickly reaching global standards. Technology and mobile communications product demand has never been so high and all numbers point skyward. The Ministry of Information and Industry ("MII") predicts the IT sector will more than double over the next five years and China could be the world's largest market for products such as PCs, cell phones and pagers.

When looking at the growth potential, it is interesting to consider China in the context of its Asian neighbors. If the growth rate continues as is, the next five years will see technology exports surpass those of Malaysia, Taiwan and Singapore. By 2010, technology exports are expected to be about 30% larger than those of Japan and greater than the sum total of Malaysia, Taiwan and Singapore.

Government Encouragement

The IT and mobile communications explosion shows no signs of slowing, despite a difficult global economic climate. Solid performance has enabled the PRC to weather the technology crash while the IT and mobile communications market has responded to government incentives.

The government expects the total size of the IT industry to quadruple by 2010 to meet demand for network infrastructure, technology production and information services. In addition, the policy to support inland provinces will open new markets. At the moment, the regions of Beijing, Tianjin, Liaoning, Shanghai, Jiangsu, Zhejiang, Fujian, Shandong, Guangdong and Hainan support IT and wireless industry growth. Many wonder about the potential of the IT market should China succeed in broadening its economic base.

New Age Communications

There is a growing demand in China for access to a variety of information platforms and services. Multimedia technologies are enhancing communication options and delivering benefits that range from entertainment to utility. However, due to the stringent requirements for network bandwidth, low telecom charges and high technology levels, developments such as 3G communications are still in the early stages.

Multimedia

Multimedia refers to the combination of text, sound and/or video and is distinguished from traditional motion pictures by a scale of production that is smaller and less expensive. Multimedia is enhanced by the possibility of audience interactivity. Such elements include voice-command, mouse-manipulation, text-entry, touch screen, video-capture or live participation in real-time presentations. In addition, there is a trend towards applications such as mobile Internet, VoD, distance learning and e-commerce.

Cable TV or CATV ("Community Antenna Television") brings programs to millions worldwide. In addition, cable is a popular way to interact with the Internet and access multimedia information. Typical interactive usage ranges from selecting videos from a central library to game playing, voting, home banking and shopping. Interactive TV involves the implementation of set-top units and infrastructure arrangements depend on the approach of the service provider.

This medium is popular in France and the UK, with 6.5 million registered users. Global interactive TV users will reach 226 million by 2006, rising from only 1.3 million in 2000. Yet, interactive TV faces limitations as there is no standardized set-top box and this issue needs to be addressed. Nevertheless, analysts predict that China will be a prime market for cable TV.

VoD (Video on Demand)

The convergence of TV, PC and phones is in the works as cable modem signals transmit through telecom networks. However, there are problems that must be overcome, such as slow transmission speed, data loss and unstable images. Currently, there are a number of VoD system applications. Information-on-Demand allows individuals to access programs real time, fulfilling information needs without the necessity of computers or phones.

Mobile Communications

Currently, the trend is towards mobile Internet services, such as mobile data communications and multifunctional devices. Wireless web services include games, banking, ticket booking, e-mail, restaurants and travel. Unfortunately, mobile data transmission rates range from 9.6 to 14.4 Kbps, too slow for mobile Internet users.

Communications is moving from voice to text (Short Message Service or SMS), picture messaging, digital image input and mobile multimedia. Mobile Internet includes SMS and WAP, with GPRS and 3G networks for multimedia messages. Wireless ICP includes SMS, WAP and STK. Similar to paging, SMS sends messages of up to 160 characters to mobile phones using Global System for Mobile (GSM) communication. Currently, SMS messages are transmitted within the same cell network or to anyone with a roaming service.

SMS Revolution

In recent years, SMS has proven successful in Nordic nations and some Asian countries. SMS accounts for 10% of Average Revenue Per Unit for certain European operators and the average European sends 15 to 20 messages per month, with teenagers often transmitting over 100 messages per month. In China, the SMS market is expanding quickly. China Mobile, the largest mobile network provider, recorded 400 million messages in 2000 and expects that 10 billion short messages will be sent in 2001. Beginning in fourth quarter 2000, SMS volume increased by 10 million messages per month.

SMS popularity is not surprising. First and foremost, its low cost is attractive. The availability of hardware, secrecy, personalization, efficiency and convenience are seductive in a culture with new communication styles. However, as the market continues to expand network capacity and speed may not meet requirements.

Future Goals

The next decade will be an evolutionary period for the IT and wireless sectors and the government is eager to see major improvements. Construction of IT network infrastructure will be accelerated as China introduces a new generation of high-speed information delivery and broadband networks. In the Tenth Five-Year Plan the MII outlined the following tasks:

- To breakthrough the broadband bottleneck and accelerate the speed of growth in terms of capacity and advanced technology by creating an efficient and reliable IT infrastructure.
- To provide key technology application solutions by establishing a creative and reasonable structure that enhances profitability and competitiveness.
- To provide IT application solutions to centralize coordination, share resources, restructure traditional industry and build IT infrastructure.
- To implement regulations and form a legal administration to create a competitive environment and build an efficient operation and management system.
- To strengthen enterprise reforms through modern and effective regulation, technology and management systems.

Summary

The prospects for the IT and mobile communications industries in China are better than those facing any nation. A massive market of individuals, enterprises and government agencies combined with the belief that technology can drive the economy makes China the market to watch. With the positive support of government policy, injections of capital and the development of a human resource base, the market is on track to meet a promising set of projections.

OPERATIONAL REVIEW

During FY2001 the e-infrastructure/technology portfolio was restructured and positioned for growth. Though businesses were affected by global developments in technology markets, headway was made in certain sectors.

chinadotcom is a pan-Asian Internet company offering web solutions, portals and marketing services. NWI is a founding investor and a major stakeholder in the first Asian Internet company to list on NASDAQ. In first quarter 2001 chinadotcom revenue reached US$22.3 million, a 31% increase over first quarter 2000. The Web Connection, a chinadotcom subsidiary, received the best e-commerce solutions provider award from "Internet World Asia" and emerged as Asia's largest web integrator, developer and host.

On the multimedia front, PrediWave Corp., the developer of an end-to-end solution for Interactive digital TV that operates on an existing "one-way" cable infrastructure, successfully completed a series of demonstrations with Beijing Cable TV. Commercial deployment is expected in first quarter 2002. Meanwhile, Stellar One, an emerging middle-ware provider, bundled its ConnectTV product with Fujitsu Siemens Computer's ("FSC") new ACTIVY media center, a home entertainment gateway.

In the mobile communications sector, GWcom specializes in data communications networks and provides content and applications for mobile devices. Last year, China Unicom, with a 60% market share in paging, supported GWcom's two-way mobile data communications technology through the deployment of a Shanghai network. Similar roll-outs are planned for other cities. In addition, China Mobile engaged Byair, the GWcom mobile data service arm, to provide wireless data services in Beijing, Tianjin, Zhejiang, Fujian, Guangdong and another seven provinces.

Also in the mobile communications sector, Linkair Communications, a developer of LAS-CDMA (Large Area Synchronized Code Division Multiple Access) technology, continues to develop high speed and high capacity wireless solutions, license proprietary technology and manufacture ASICs. During this period, Linkair successfully completed a field test of its LAS-CDMA in Shanghai. In addition, Group Sense (International), a designer and maker of hand-held information retrieval and data communications products, completed a HK$81.9 million financing with Intel, Softbank and UTstarcom.

Outlook

The promise of e-infrastructure/technology is based on a strong domestic market and the vast potential of new technology. Despite the global technology shake-out, most of the operational companies in this sector are technology providers with tremendous promise. In coming years, e-infrastructure/technology should produce AOP as well as capital gains.

In the Internet and e-commerce sectors, chinadotcom will continue to lead the industry in a range of businesses. With a strong cash position chinadotcom is currently considering new acquisitions.

In the multimedia segment, PrediWave will complete its trial run in Fujian Province and this low cost interactive digital TV solution will have a major presence in the China and global market. For its part, Stellar One will work to produce industry standard set-top boxes and broadcast software applications.

In the mobile communications sector, GWcom will gain prominence in the two-way mobile communications market in China. As well, Byair will continue to be a dominant player in providing applications and contents to major mobile operators.

Financial Review





	2001	2000
KEY RATIOS		
Net Total Debt to Equity	54%	50%
Allowable Debt to Equity	90%	64%
Interest Coverage (times)	1.31	3.73
Head Office Overheads to AOP	11%	11.6%
Total Assets to Total Liabilities	195%	227%

The profit available for appropriation was HK$15.1 million in FY2001, compared to HK$1.27 billion in the previous year. FY2000 profit rose due to a capital gain of HK$710.9 million from the disposal of 3.4 million shares of chinadotcom corp. ("chinadotcom"), while disposal of 515,000 shares generated a capital gain of only HK$52.9 million in FY2001. Not taking into account exceptional capital gain from the disposal of chinadotcom shares, the decrease in net profit was HK$594.8 million in FY2001.

There were a number of reasons for the setback in financial results. On the operational side, AOP decreased to HK$1.16 billion from HK$1.35 billion in FY2000. The net corporate interest expenses increased 12% to HK$439.6 million, reflecting a rise in average borrowing, though at a lower effective interest rate. Another factor in the profit decrease was an aggregate loss of HK$367.3 million on the disposal of the H-Share investment portfolio, comprising the sale of 9.54% of Beijing Datang Power Generation Co. Ltd., 9.9% of Sichuan Expressway Co. Ltd. and 3.12% of Jiangsu Expressway Co. Ltd. Finally, due to the downturn in the global technology market, the Company took a prudent view in making provisions on the value of e-infrastructure/technology investments totaling HK$241.9 million in FY2001, compared to zero in FY2000.

Equity stood at HK$12.17 billion at 30 June 2001. Compared to a figure of HK$13.61 billion at the end of FY2000, equity dropped by HK$1.44 billion due to net deficit on the revaluation of non-trading investments, primarily chinadotcom. The net deficit for the current year roughly reversed the equity revaluation surplus of HK$1.38 billion registered in FY2000.

(LOSS)/EARNINGS PER SHARE

	2001	2000
Shares in issue ('000)	855,325	861,915
Weighted average ('000)	856,739	872,312
(Loss)/profit attributable to shareholders (HK$'000)	(43,913)	1,209,139
Basic (loss)/earnings per share (HK$)	(0.05)	1.39

As the marginal profit available for appropriation was not sufficient to cover the interest on mandatorily convertible bonds (which must be deducted to arrive at the base amount for computing EPS) a per share loss of HK$0.05 was registered in FY2001. The effect of the shares repurchased in the current and previous year on EPS was minimal.

CASH INFLOW FROM PROJECTS

	2001 HK$'000	2000 HK$'000	Change %
Roads	1,325,012	475,659	179%
Bridges	1,508,069	137,421	997%
Energy and Water Treatment	1,468,149	409,866	258%
Cargo Handling	118,106	149,527	-21%
e-infrastructure/technology	71,854	833,256	-91%
Total	4,491,190	2,005,729	124%

Cash inflow from projects



HK$ million
5,000
4,000
3,000
2,000
1,000
0
2000
2001
Roads
Bridges
Energy and Water Treatment
Cargo Handling
e-infrastructure/technology

Cash inflow to the Company for FY2001 was exceptionally high at HK$4.49 billion, compared to HK$2.01 billion in FY2000. This was due to the disposal of several under-performing assets (9.54% of Beijing Datang, 9.9% of Sichuan Expressway, 3.12% of Jiangsu Expressway and Roadway 105 (Lianping County North Section)) and the withdrawal from Guangzhou Three New Bridges, which together generated HK$3.17 billion. Cash inflow from the further sale of chinadotcom shares, however, reduced to HK$71.4 million from HK$833.3 million for the previous year.

Apart from the abovementioned non-recurring cashflow, total regular cash inflow from projects increased 10.3% to HK$1.29 billion, up from HK$1.17 billion in FY2000. On a segmental basis, inflow from the Road Segment and the Bridge Segment increased 55% and 16.9% respectively to HK$737.1 million and HK$160.6 million. Inflow for the Bridge Segment without Guangzhou Three New Bridges is expected to be much reduced in the future. The cash inflow for the Road Segment was mainly boosted by Guangzhou City Northern Ring Road, the cash position of which has been much improved after it completely paid off its bank loan. Inflow from the Energy and Water Treatment Segment and the Cargo Handling Segment decreased 42% and 21% respectively to HK$238.1 million and HK$118.1 million. The fluctuation in the inflow for the Energy and Water Treatment Segment was mainly caused by the timing of the dividend payments of the Zhujiang Power Stations. The decrease for the Cargo Handling Segment reflected the difference in cash inflow between the dividend on the preference shares of PPC and the direct cashflow from the projects before transfer to PPC.

CONTRIBUTION BY SEGMENT

	2001 HK$'000	2000 HK$'000	Change %
Cargo Handling	242,380	268,138	-10%
Roads	285,595	391,654	-27%
Bridges	132,930	151,365	-12%
Energy	485,971	508,445	-4%
Water Treatment	44,384	29,945	48%
e-infrastructure/technology	(33,320)	(1,678)	19x
Attributable Operating Profit	1,157,940	1,347,869	-14%
Head Office Items			
Amortisation of deferred expenditure	(32,817)	(35,016)	-6%
Convertible bonds interest	(131,154)	(114,487)	15%
Other interest expense	(552,794)	(366,252)	51%
Interest income	209,632	47,974	337%
Interest capitalised	34,755	40,975	-15%
Gain on repurchase of convertible bonds	1,772	24,213	-93%
Net (loss)/gain on disposal of investments	(315,703)	710,914	-144%
Net provision for diminution in value of other investments	(229,398)	(232,434)	-1%
Other overheads	(127,167)	(155,899)	-18%
Profit Available for Appropriation	15,066	1,267,857	-99%

	No. of operational projects at year end 2001	2000	Change
Cargo Handling	9	9	–
Roads	31	29	2
Bridges	4	5	(1)
Energy	6	5	1
Water Treatment	9	7	2
Strategic Investments	2	5	(3)
e-infrastructure/technology	14	10	4
	75	70	5

The AOP from Basic Infrastructure decreased to HK$1.19 billion in FY2001 from HK$1.35 billion in FY2000. The Energy Segment remained the segment with the highest AOP contribution, accounting for 42% of the total, as compared to 37.7% in FY2000. The Bridge Segment, including the gain on disposal of Guangzhou Three New Bridges ("GTNB"), contributed 11.5% of AOP, as compared to 11.2% in FY2000.

Contribution by Segment

HK$ million



1,500
1,200
900
600
300
0
-300
2000
2001
Cargo Handling
Roads
Bridges
Energy
Water Treatment
e-infrastructure/technology

Cargo Handling

AOP for the Cargo Handling Segment decreased by 9.6% to HK$242.4 million, down from HK$268.1 million in FY2000. The AOP decrease reflected a 25% reduction in the effective interest in port projects transferred to PPC in March 2000 (the "Reorganisation"). AOP from this segment would have increased 3% to HK$305 million, up from HK$296 million in FY2000, had the same effective interest as prior to the Reorganisation been maintained for the projects involved.

Throughput volume of CSX World Terminals Hong Kong Ltd. (formerly Sea-Land Orient Terminals Ltd.) increased by some 5% to 1.74 million TEUs. However, an increase in transhipment cargoes caused the average tariff to drop by 4% and slightly increased operating costs. The occupancy rate at the ATL Logistics Centre dropped from 94% to 93% in FY2001, but the results improved due to a lower depreciation charge upon the revision of the estimated useful life of the terminal complex.

The two main port projects in Mainland China, Sea-Land Orient (Tianjin) Container Terminals and Xiamen Xiangyu Container Terminal, experienced significant growth in throughput volume of 22% and 68% respectively.

Roads

AOP of the Road Segment decreased 27.1% to HK$285.6 million, down from HK$391.7 million in FY2000, and accounted for 24.7% of total AOP, down from 29.1%. The major factors underlying the results of the Road Segment are summarised below:

Region	FY2001 HK$'000	FY2000 HK$'000	Change	Attributes
Southern Guangdong	150,827	208,424	-28%	Average daily traffic flow of GNRR fell by 11% from 146,379 to 130,747 due to traffic redirection and closure of connecting roads caused by the construction of the Inner Ring Road. Average daily traffic flow of Section I and II of BZGZ rose by 12% and 34% respectively, which led to an increase in AOP contribution by 13%.
Eastern Guangdong	11,904	22,146	-46%	Average daily traffic flow of Shenzhen-Huizhou Expressway and Shenzhen-Huizhou Roadway increased overall by 6% while that of Hui-Ao Roadway rose by 16%. AOP contribution from Hui-Ao Roadway fell by HK$7.1 million due to the finance costs and overheads incurred since the operation of Hui-Ao Section in October 2000.
Western Guangdong	40,697	42,185	-4%	Performance was stable. Average daily traffic flow for this road network increased slightly from 44,815 to 45,141.
Northern Guangdong	2,963	21,626	-86%	Traffic flow of roads in Northern Guangdong was stable. Disposal of Roadway No. 105 (Lianping County North Section) in October 2000 reduced AOP contribution by HK$7 million.
Guangxi	25,249	24,863	2%	Traffic flow was stable. An increase in AOP contribution was due to the reduced interest cost.
Wuhan	(9,945)	23,555	-142%	Average daily traffic flow of Wuhan Airport Expressway ("WAE") increased by 14% over FY2000. Decrease in AOP contribution was due to a slower than expected interest repayment and thus recognition of interest income from WAE was temporarily suspended in FY2001. Interest income recognised last year amounted to HK$33.5 million.
Sichuan	11,085	14,761	-25%	The drop in AOP contribution was due to the disposal of Sichuan Expressway during the last quarter of FY2001 that, apart from the impact on AOP, gave rise to a loss on disposal of HK$121.6 million.
Jiangsu	11,152	11,492	-3%	This represented dividend income received from Jiangsu Expressway during the year. The 3.12% interest in Jiangsu Expressway was subsequently completely disposed of and generated a profit of HK$58.9 million due to the reversal of a previous provision.
Hong Kong	30,342	13,114	131%	The increase in AOP contribution was mainly due to an increase in the toll rates of Tate's Cairn Tunnel since January 2000.
Shanxi	(4,269)	(355)	-11x	Three roadways commenced operation during the year: Roadway No. 309 (Changzhi Section), Taiyuan to Gujiao Roadway (Taiyuan Section) and Taiyuan to Changzhi Roadway (Changzhi Section). Operating losses were reported during the first year of operation.
Tianjin	15,590	9,843	58%	Tangjin Expressway maintained strong growth with an increase in average daily traffic flow of 35%. Phase II of Tangjin Expressway commenced operation in January 2001.

Bridges

The AOP of the Bridge Segment decreased 12.2% to HK$132.9 million from HK$151.4 million in FY2000. This decrease mainly reflected the significant reduction of investment in the segment from HK$2.09 billion to HK$973.1 million after the Group's withdrawal from GTNB in January 2001. Although GTNB contributed some two-thirds of FY2000 AOP in this segment, its performance was below expectation. Withdrawal on the terms agreed with the Chinese party was beneficial to the Group and gave rise to a one-time gain of HK$99.4 million.

The Wuhan Bridges is the most significant project among the remaining bridges in this segment. The Wuhan Bridges AOP decreased 65% to HK$11.2 million from HK$32.3 million in FY2000. The operating conditions of Wuhan Bridges were much the same as the previous year with average daily traffic flow at the Yangtze River Bridge No.2 maintained at 40,682 vehicles. The higher AOP of FY2000 had the benefit of a one-time tax refund of HK$24.1 million.

Combined AOP of the other three bridge projects, Gaoming Bridge, Yonghe Bridge and Xijiang Bridge, amounted to HK$17.2 million, compared to HK$17.3 million for FY2000 on the back of a stable combined average daily traffic flow of 22,204 vehicles.

Energy

Energy Segment AOP decreased to HK$486.0 million from HK$508.4 million in FY2000. The disposal of Beijing Datang, and an attributed loss of a new alternative energy project in its initial period of operation, caused an AOP decrease despite a significant improvement in the results of Zhujiang Power Phase II.

The equity profit derived from the Group's 9.54% interest in Beijing Datang for the first half of FY2001, which preceded the disposal in February 2001, reached HK$64.6 million, compared to a full-year equity profit of HK$111.9 million in FY2000. The notional interest of the proceeds of HK$1.26 billion compensates for the lost AOP from Beijing Datang for the current as well as future years. The financial flexibility that resulted from the liquidation of the Beijing Datang interest justified a loss on disposal of HK$304.5 million.

Of the other ongoing projects in this segment, Zhujiang Power Phase I and II performed well in FY2001. Lower tariffs stimulated electricity demand and combined electricity sales rose 29.6% to 6,195 GWh and boosted revenue by 22.2% to HK$2.45 billion. Overall, AOP rose by 19.7% to HK$233.6 million from HK$195.2 million in FY2000. As the Zhujiang Power Phase I is under a guaranteed profit arrangement, the AOP increase came from Zhujiang Power Phase II and the improvement in result was due, apart from a rise in revenues, to lowering the unit cost of electricity generated by 9%.

AOP for the Desheng Power Plant was stable at HK$123.6 million under a fixed return arrangement. The Desheng Power Plant supplies some 35% of the electricity requirement of Shunde City, which witnessed a demand increase of 30% in 2000. Electricity sold by the plant may have similarly increased if the generation level had not reduced drastically during a two-month overhaul period in FY2001.

Water Treatment

The AOP of the Water Treatment Segment increased for the third consecutive year by 48.2% to HK$44.4 million from HK$29.9 million for FY2000. The increase in profit from operations was more significant considering that during FY2000 AOP included a non-operational gain of HK$11.5 million derived from the swapping of a 37.75% interest in Shenyang Sino-French Water Supply Co. Ltd. for 9.7% interest in a Hong Kong-listed company, Shenyang Public Utility Holdings Co. Ltd. A similar non-operational gain in FY2001 from the partial disposal of the shares in Shenyang Public Utility amounted to just HK$5.0 million.

The Group currently has interests, through Sino-French Holdings (Hong Kong) Ltd., in one Macau water treatment plant ("SAAM"), 9 water treatment plants and a water micro-filtration equipment manufacturing plant in China, all of which, with the exception of Lianjiang Water Plant and the newly contracted Zhengzhou Water Plant, reported improved AOP for FY2001. SAAM, which is the key project in the portfolio, had an AOP increase to HK$19.7 million, up from HK$15 million in FY2000, due mainly to savings in repair and maintenance expenditures. Two water treatment plants – Siping, which opened in September 2000, and Changtu, which opened in January 2001 – contributed a combined HK$3.8 million to AOP.

e-infrastructure/technology

The segment registered an Attributable Operating Loss ("AOL") of HK$33.3 million, up from HK$1.7 million in FY2000, as most projects are still in the development stage. The Group invests in the potentials of these projects on a long-term basis. During the year, a capital gain of HK$52.9 million was recorded. This capital gain came from disposal of 515,000 shares in chinadotcom, part of a strategic disposal that yielded a capital gain of HK$710.9 million in FY2000.

The Group took a prudent review of the carrying value of e-infrastructure/technology projects amidst the current global economic downtown and made a total provision for diminution in value of HK$241.9 million in respect to six investments. Of the provision, HK$44.1 million was in respect of ecMarket Inc., a B2B e-commerce solution provider, the interest in which was disposed of after the year-end at a loss fully covered by the provision. Apart from ecMarket Inc., the other five investments are companies with solid business models. The provision for diminution in value was made out of prudence in view of the present economic sentiment that made the prospects uncertain.

Outlook

The position of Basic Infrastructure in respect to contribution by segment in FY2002 can be reasonably anticipated with no major acquisition in the horizon and all significant under-performing assets already disposed of in FY2001.

The Road Segment is expected to improve on the back of better performance from GNRR. With a large portion of road projects in Guangdong, the strong economy of this province is expected to improve traffic flows on most roads. The Bridge Segment will become the smallest segment in terms of AOP contribution after the reduction in investment. The Energy Segment will have lost a relatively significant contribution from Beijing Datang, but the probable profit from the commercial launch of several products in the alternative energy sector may compensate for the loss. Industry deregulation and the improvement of the distribution network will create opportunities for the Water Treatment Segment while the Cargo Handling Segment will be boosted by China's ascension to WTO and increase in activities with the opening of the "Three Links" policy between the Mainland and Taiwan.

Contribution by Region

Hong Kong
Macau
Guangdong
Beijing
Tianjin
Others



2000 2001

Operational Projects by Region

Hong Kong
Macau
Guangdong
Wuhan
Guangxi
Liaoning
Jiangsu
Tianjin
Shanxi
Fujian
Overseas
Others



2000 2001

CONTRIBUTION BY REGION

	2001 HK$'000	2000 HK$'000	Change %
Hong Kong	263,358	273,259	-4%
Macau	128,510	108,030	19%
Guangdong	663,156	721,854	-8%
Wuhan	1,277	55,858	-98%
Guangxi	25,249	24,863	2%
Beijing	64,603	111,903	-42%
Sichuan	13,389	16,687	-20%
Jiangsu	2,003	11,806	-83%
Tianjin	32,535	20,292	60%
Shanxi	(17,619)	(355)	-49x
Fujian	8,513	3,779	125%
Overseas	(27,034)	(107)	-252x
Attributable Operating Profit	1,157,940	1,347,869	-14%

	No. of operational projects at year end 2001	2000	Change
Hong Kong	4	4	–
Macau	2	2	–
Guangdong	30	32	(2)
Wuhan	2	2	–
Guangxi	6	6	–
Beijing	–	1	(1)
Liaoning	2	1	1
Jiangsu	2	3	(1)
Sichuan	1	2	(1)
Jiangxi	1	1	–
Tianjin	3	3	–
Shanxi	4	1	3
Fujian	3	3	–
Hubei	1	1	–
Jilin	1	–	1
Overseas	13	8	5
	75	70	5

AOP contribution by region remains fairly consistent with the previous year. Guangdong is the highest AOP contributor, accounting for 57.3% of the AOP. With the satisfactory performance of Sino-French, Macau marked the highest growth among all other regions with its share of contribution rising from 8% in FY2000 to 11.1% in FY2001.

Hong Kong

CONTRIBUTION BY REGION – HONG KONG

	2001 HK$'000	2000 HK$'000	Change %
Cargo Handling Projects	232,406	260,153	-11%
Tate's Cairn Tunnel	21,078	10,865	94%
Electronic Toll System/ Auto Toll	9,264	2,249	312%
Others	610	(8)	77x
	263,358	273,259	-4%


HK$ thousand
300,000
200,000
30,000
20,000
10,000
0
-10,000
2000
2001
Cargo Handling Projects
Tate's Cairn Tunnel
Electronic Toll System/ Auto Toll
Others

Contribution from Hong Kong decreased slightly by 3.6% to HK$263.4 million. A decrease in the contribution from Cargo Handling projects was offset by a rise in contribution from Tate's Cairn Tunnel. The decrease in Cargo Handling AOP reflected a 25% reduction in the effective interests in port projects pursuant to the Reorganisation. The significant increase in AOP of Tate's Cairn Tunnel of HK$10.2 million, or 93.6%, was due to a toll rate hike in January 2000.

Guangdong

Although Guangdong remained the biggest AOP contributor, its AOP contribution has decreased from HK$721.9 million in FY2000 to HK$663.2 million in FY2001. The power plants in Guangdong performed satisfactorily with an AOP increase of HK$40.6 million to HK$357.1 million, compared to HK$316.5 million in FY2000. This was offset by a decreased contribution from GNRR and the withdrawal from Guangzhou Three New Bridges. Performance of other road and bridge projects was fairly stable.

Wuhan

CONTRIBUTION BY REGION – WUHAN

	2001 HK$'000	2000 HK$'000	Change %
Wuhan Airport Expressway	(9,945)	23,555	-142%
Wuhan Bridges	11,222	32,303	-65%
	1,277	55,858	-98%


HK$ million
60
50
40
30
20
10
0
-10
-20
2000
2001
Wuhan Airport Expressway
Wuhan Bridges

The contribution from Wuhan dropped by 97.7% to HK$1.3 million, compared to HK$55.9 million in FY2000. Due to a slower than expected interest repayment, recognition of interest income from WAE was temporarily suspended. Interest income recognised in FY2000 amounted to HK$33.5 million. Notwithstanding the foregoing, the performance of WAE improved by 9% attributable to a 14% increase in daily traffic flow due to the relocation of Wuhan Airline to Tianhe Airport, which WAE serves.

The operation of Wuhan Bridges remained fairly stable in FY2001. The decrease in AOP contribution was due to a one-time tax refund of HK$24.1 million in FY2000.

Tianjin

The contribution from Tianjin showed an improvement of 60.3%, or HK$12.2 million, to HK$32.5 million, thus accounting for 2.8% of AOP. With Phase II commencing operation in January 2001, Tangjin Expressway achieved a strong growth in average daily traffic flow of 35% over FY2000. In the case of Sea-Land Orient (Tianjin) Container Terminals Co., Ltd., throughput volume grew by 22% in FY2001. The Tianjin Port operation contributed HK$11.4 million in AOP, compared to HK$4.6 million in FY2000.

Others

The combined AOP contribution from Beijing and Sichuan fell by HK$50.6 million due to a drop in the share of results from Beijing Datang and Sichuan Expressway as these projects were disposed of in second half FY2001. Shanxi region is mainly comprised of four roadways, three of which only commenced operations this year.

OVERHEADS, PRODUCTIVITY AND EMPLOYEES

	2001 HK$'000	2000 HK$'000	Change %
Attributable Operating Profit	1,157,940	1,347,869	-14%
Head office overheads	127,167	155,899	-18%
Head office overheads to Attributable Operating Profit (%)	11.0	11.6	-5%
No. of employees	134	137	-2%

Head office overheads decreased by HK$28.7 million or 18.4% over FY2000. Included in FY2000 was an amount of HK$31.3 million represented by a loss on foreign exchange that was an uncontrollable expense with no relevance to productivity. Productivity would have declined from 9.2% to 11% if the exchange loss were not taken into account. The productivity decline was mainly due to the fact that considerable manpower and other resources are devoted to business development, such as e-infrastructure/technology projects, which do not yet generate profit. Revenue contribution from this segment in the coming year is expected to improve productivity.

Employees

The Company has 134 employees at year-end FY2001, compared to 137 in FY2000. Remuneration policies are reviewed yearly. Remuneration, bonuses and share options are awarded to employees based on individual performances and market practices. Education subsidies are granted to employees who take job-related courses. Periodic in-house training programs are also offered.

LIQUIDITY AND FINANCIAL RESOURCES

Cash and financial management is handled through the Head Office in Hong Kong. Surplus cash is generally placed in short-term deposits with Hong Kong banks. Cash and financing requirements of the Group are reviewed on a regular basis to ensure the Group's obligations in terms of new project financing and debt servicing are promptly met.

ASSETS

	2001 HK$'000	2000 HK$'000	Change HK$'000	Change %
Current assets				
Inventories	500,247	–	500,247	n/a
Debtors, deposits and prepayments	1,260,818	250,169	1,010,649	404%
Amount due from a minority shareholder	185,727	167,214	18,513	11%
Bank balances and cash	4,946,891	2,176,783	2,770,108	127%
Total current assets	6,893,683	2,594,166	4,299,517	166%
Deferred expenditure	81,425	81,491	(66)	-0.1%
Associated companies	1,995,600	2,312,016	(316,416)	-14%
Jointly controlled entities	9,059,195	10,427,473	(1,368,278)	-13%
Loans receivable	381,114	–	381,114	n/a
Other investments	1,874,354	3,653,602	(1,779,248)	-49%
Fixed assets	8,573,996	8,814,787	(240,791)	-3%
Total assets	28,859,367	27,883,535	975,832	3%

Total assets as at 30 June 2001 rose by HK$975.8 million to HK$28.86 billion, compared to HK$27.88 billion at the end of FY2000. Total current assets amounted to HK$6.89 billion and represented 23.9% of total assets, an increase of HK$4.3 billion over FY2000.

The increase in current assets was mainly due to a rise in cash and bank balances of HK$2.77 billion to HK$4.95 billion, up from HK$2.18 billion in FY2000. The disposal of investments such as Guangzhou Three New Bridges, Beijing Datang, Sichuan Expressway, Jiangsu Expressway and the sale of 515,000 shares in chinadotcom enhanced the cash position by some HK$3.21 billion. A portion of this cash has been used for investments in e-infrastructure/technology projects and debt repayment.

During the year, NWI invested in companies that specialize in multi-media technology. Inventories amounted to HK$500.2 million were purchased for set-top boxes for the Video on Demand ("VoD") broadcasting system.

Debtors, deposit and prepayments rose by HK$1.01 billion to HK$1.26 billion at 30 June 2001. This was mainly represented by a purchase deposit of HK$698.5 million to pay for raw materials and interest receivable of HK$126.9 million on the amount paid for potential projects in previous years.

A decrease in interests in associated companies was mainly attributable to the disposal of the Group's investments in Beijing Datang and Sichuan Expressway. The decrease was offset by new investments in technology projects.

A decrease in interest in jointly controlled entities was mainly represented by the disposal of Guangzhou Three New Bridges.

Other investments decreased by HK$1.78 billion, mainly as the net result of disposal of Jiangsu Expressway and the partial sale of shares in chinadotcom as well as the drop in the valuation of the chinadotcom investment. The decrease was partly offset by new investments in technology projects.

Loans receivable of HK$381.1 million represented amounts due from third parties in relation to the refund of deposits paid for potential investments.

A decrease in fixed assets of HK$240.8 million to HK$8.57 billion, down from HK$8.81 billion in FY2000, was mainly attributable to the disposal of Roadway No. 105 (Lianping County North Section) in October 2000.

LIABILITIES

	2001 HK$'000	2000 HK$'000	Change HK$'000	Change %
Current liabilities				
Creditors and accruals	1,281,591	1,181,497	100,094	8%
Amounts due to minority shareholders	233,260	277,170	(43,910)	-16%
Unsecured bank loan	82,680	78,000	4,680	6%
Current portion of bank and other borrowings	5,907,768	274,116	5,633,652	21X
Taxation	5,704	7,073	(1,369)	-19%
Proposed dividend	-	214,381	(214,381)	-100%
Total current liabilities	7,511,003	2,032,237	5,478,766	270%
Long-term liabilities				
Bank and other borrowings	6,928,171	9,914,892	(2,986,721)	-30%
Provision for premium on redemption of convertible bonds	161,041	90,839	70,202	77%
Deferred interest income	168,968	243,719	(74,751)	-31%
Total long-term liabilities	7,258,180	10,249,450	(2,991,270)	-29%
Total liabilities	14,769,183	12,281,687	2,487,496	20%

Total liabilities at 30 June 2001 increased by HK$2.49 billion or 20.3% to HK$14.77 billion, up from HK$12.28 billion in FY2000. Total current liabilities amounted to HK$7.51 billion which accounted for 50.9% of total liabilities. This was due to the reclassification of the 5% convertible bonds which matured in July 2001 and the US$650 million syndicated bank loan to mature in May 2002 to current liabilities. The increase in total liabilities was mainly due to an increase in bank and other borrowings of HK$2.65 billion.

An increase in bank and other borrowings was due to the effect of the draw-down of a US$280 million syndicated bank loan and a further draw-down of debt raised last year, including a HK$600 million term loan facility and a Rmb1 billion term loan facility. The increase was offset by the repurchase of 5% convertible bonds due 2001 and repayment of a syndicated bank loan for Wuhan Airport Expressway of HK$74.2 million and HK$106.1 million respectively.

DEBT PROFILE

(HK$ million)

FACILITY TYPE	FACILITY AMOUNT	OUTSTANDING AMOUNT FIXED RATE	OUTSTANDING AMOUNT FLOATING RATE	REPAYMENT 01/02	REPAYMENT 02/03	REPAYMENT Onwards
As at 30 June 2001						
5% Convertible bonds	1,950.00	931.59	-	931.59	-	-
1% Convertible bonds	1,950.00	1,381.74	-	-	1,381.74	-
10% Notes	200.00	200.00	-	-	-	200.00
Floating rate notes	351.00	-	351.00	-	351.00	-
Short-term bank loan facilities	692.00	-	82.68	82.68	-	-
RMB bank loan facilities	975.42	869.63	-	46.95	96.26	726.42
Long-term bank loan facility	600.00	-	600.00	-	-	600.00
Syndicated loan revolving/ term loan facility	5,070.00	-	4,927.65	4,927.65	-	-
Syndicated term loan facility	2,184.00	-	2,184.00	-	436.80	1,747.20
Syndicated term loan facility	2,730.00	-	-	-	-	-
Other loan	54.13	-	1.57	1.57	-	-
Total amount	16,756.55	3,382.96	8,146.90	5,990.44	2,265.80	3,273.62

At year-end FY2001, Total Debt (total borrowings less loans from minority shareholders of subsidiaries) rose from HK$8.96 billion in FY2000 to HK$11.53 billion at the end of FY2001. The rise was due to a full draw-down of the US$280 million syndicated bank loan facility and a HK$500 million draw-down of the HK$600 million term loan facility. This increase was offset by repayment of the syndicated bank loan for Wuhan Airport Expressway. Accordingly, the proportion of floating-rate debt rose to 70.7% of Total Debt, compared to 64.4% at 30 June 2000.

Some 52% of Total Debt is repayable in FY2002 while 19.6% and 28.4% of Total Debt is repayable in FY2003 and FY2004 to FY2007 respectively. The Company has arranged a US$350 million syndicated loan to partly refinance debt repayable in FY2002. There was no draw down of this syndicated loan facility by year-end.

US dollar debt amounted to US$1.26 billion and accounted for 85.5% of Total Debt FY2001. Some half of US dollar currency risk was eliminated with forward purchase of US$650 million against Hong Kong dollar exchange rates below 7.80.

All the above debt is unsecured except for Rmb loan facilities, which accounted for 7.5% of Total Debt. These are secured by the Group's interest in certain joint ventures and a PRC subsidiary. At the project level, the shares in a jointly controlled entity are pledged to secure a bank loan facility of HK$1.75 billion granted to that jointly controlled entity. The outstanding amount under the bank loan facility was some HK$497.8 million at year-end FY2001.

Borrowing capacity

The Total Debt to Equity of NWI increased from 65.8% in FY2000 to 94.8% in FY2001 due to draw-down of the aforementioned bank loan facilities and a reduction in Equity. After deducting cash and bank balances from Total Debt, the Net Total Debt to Equity of NWI reached 54.1%, compared to 49.8% at year-end FY2000.

CAPITAL STRUCTURE

	2001			2000		
	HK$'000	Proportion	Average rate of interest	HK$'000	Proportion	Average rate of interest
Equity	12,166,283	48.5%	-	13,614,255	57.0%	-
5% Convertible Bonds	931,593	3.7%	5.0%	1,005,810	4.2%	5.0%
1% Convertible Bonds	1,381,739	5.5%	4.2%	1,381,739	5.8%	3.6%
Fixed-rate debt	2,070,273	8.3%	10.0%	2,022,112	8.5%	10.4%
Floating-rate debt			7.3%			7.1%
LIBOR	7,546,902	30.1%		5,568,366	23.3%	
SIBOR	-	0.0%		106,080	0.5%	
HIBOR	600,000	2.4%		100,000	0.4%	
Interest free debt	388,112	1.5%	-	82,901	0.3%	-
	25,084,902	100%		23,881,263	100%	


Equity
5% Convertible Bonds
1% Convertible Bonds
Fixed-rate debt
LIBOR
SIBOR
HIBOR
Interest free debt
2000
2001

At year-end FY2001, total capitalisation of the Group amounted to HK$25.08 billion, compared to HK$23.88 billion in FY2000. Equity decreased by 10.6%, or some HK$1.44 billion to HK$12.17 billion, and accounted for 48.5% of capitalization, compared to 57% as at year-end FY2000. The decrease in equity was mainly attributed to the decrease in valuation of non-trading securities. The net deficit on revaluation amounted to HK$1.77 billion.

Equity was further reduced by HK$51.8 million due to the repurchase of 6,589,600 ordinary shares.

The proportion of fixed-rate debt was 17.5% of total capitalisation while the proportion of floating-rate debt rose from 24.2% to 32.5% of total capitalisation in FY2001. The increase in floating-rate debt was mainly due to a drawn-down of a US$280 million syndicated bank loan facility and a further draw-down of the HK$600 million term loan facility. This increase was offset by repayment of the syndicated bank loan for WAE. The weighted average interest rate for floating-rate debt was 7.3% for FY2001. The effect of the interest rate cuts that began in January 2001 will have an impact in FY2002. At year-end FY2001, NWI had swapped the floating interest rates of its borrowings totaling US$185 million into fixed interest rates to hedge against interest rate risk exposure.

Interest free debt, represented by non-interest bearing loans from minority shareholders of certain subsidiaries mainly located in the PRC, accounted for 1.5% of the Group's total capitalisation.

Capitalisation = Equity + Total Debt + Loans from minority shareholders of subsidiaries

Outlook

The Company will continue its effort to improve the debt to equity ratio. With repayment of the 5% convertible bonds in July 2001 and the US$650 million syndicated bank loan maturing in 2002, the debt to equity ratio is expected to remain at healthy levels.

ANALYSIS OF CONSOLIDATED CASH FLOW STATEMENT

	2001 HK$'000	2000 HK$'000	Change %
Net cash (outflow)/inflow from operating activities	(1,115,384)	25,962	-44x
Net cash inflow from returns on investments and servicing of finance	1,091,850	685,864	59%
	(23,534)	711,826	-103%
Interest paid	(708,315)	(519,776)	-36%
Taxation	(12,372)	(21,506)	42%
Net cash inflow/(outflow) from investing activities	1,117,670	(1,212,151)	192%
Net cash inflow/(outflow) before financing	373,449	(1,041,607)	136%
Net cash inflow from financing	2,578,327	2,209,191	17%
Increase in cash and cash equivalents	2,951,776	1,167,584	153%

Inflow

Net cash inflow from return on investments and servicing of finance rose by HK$406 million over FY2000. This was mainly due to the increase in dividends received from jointly controlled entities and an increase in interest income received during the year. The increase was offset by payment of the final dividend for FY2000.

Net cash inflow from investing activities amounted to HK$1.12 billion, an increase of HK$2.33 billion compared to a net cash outflow of HK$1.21 billion in FY2000. The increase was represented by the proceeds from disposal of investments, such as Beijing Datang, Jiangsu Expressway, Sichuan Expressway and Guangzhou Three New Bridges, less the payment for investments in associated companies and potential projects.

Net cash inflow from financing amounted to HK$2.58 billion. This was mainly due to a net increase in the draw down of bank and other borrowings of HK$2.66 billion. The rise in borrowings was to finance capital investments during the year.

Outflow

Net cash outflow from operating activities amounted to HK$1.12 billion, compared to an inflow of HK$26 million in FY2000. Cash generated from operations was mainly for working capital purposes and the increase in net cash outflow was due to the purchase of raw materials of HK$500 million for set-top boxes and a purchase deposit of HK$698.5 million paid for additional raw materials.

CUMULATIVE CAPITAL INVESTMENT

ANALYSIS BY SEGMENT

	Proportion	2001 HK$'000	Proportion	2000 HK$'000	Change HK$'000	Change %
Energy and Water Treatment	14.4%	2,647,625	19.1%	3,904,527	(1,256,902)	-32.2%
Roads	33.6%	6,183,118	34.1%	6,955,662	(772,544)	-11.1%
Bridges	5.3%	973,120	10.3%	2,090,845	(1,117,725)	-53.5%
Cargo Handling	27.3%	5,028,557	24.7%	5,028,557	-	0.0%
e-infrastructure/ technology	15.4%	2,823,830	8.2%	1,670,549	1,153,281	69.0%
Others	4.0%	743,098	3.6%	736,048	7,050	1.0%
Total	100%	18,399,348	100%	20,386,188	(1,996,840)	-9.7%

Cumulative capital investments at 30 June 2001 decreased substantially by HK$1.99 billion to HK$18.4 billion, compared to HK$20.39 billion in FY2000. As a result of a rationalization program undertaken during the year, NWI disposed of investments in Beijing Datang, Sichuan Expressway, Jiangsu Expressway and Guangzhou Three New Bridges to boost long-term profitability and improve cash flow. This led to a decrease in total capital investment in the Energy, Road and Bridge Segments.

Due to expansion into e-infrastructure/technology in FY2000, net increase in capital investment of this segment amounted to HK$1.15 billion during the year. The major technology investment during the year was Prediwave Corp., a specialist in multi-media technology.

ANALYSIS BY REGION

	Proportion	2001 HK$'000	Proportion	2000 HK$'000	Change HK$'000	Change %
Hong Kong	29.1%	5,360,045	26.3%	5,353,514	6,531	0.1%
Macau	5.4%	1,001,500	4.9%	1,001,500	-	0.0%
Overseas	14.7%	2,702,444	7.6%	1,551,476	1,150,968	74.2%
PRC						
Provinces						
Guangdong	24.9%	4,585,050	28.6%	5,835,055	(1,250,005)	-21.4%
Guangxi	3.1%	564,047	3.0%	606,385	(42,338)	-7.0%
Shandong	1.3%	237,400	1.2%	237,400	-	0.0%
Jiangsu	0.0%	-	2.3%	475,149	(475,149)	-100.0%
Sichuan	0.8%	139,140	2.6%	531,725	(392,585)	-73.8%
Shanxi	5.8%	1,064,962	5.2%	1,052,086	12,876	1.2%
Cities						
Wuhan	6.0%	1,101,031	5.4%	1,101,031	-	0.0%
Tianjin	8.9%	1,643,729	6.9%	1,399,234	244,495	17.5%
Beijing	0.0%	-	6.1%	1,241,633	(1,241,633)	-100.0%
	100%	18,399,348	100%	20,386,188	(1,986,840)	-9.7%

Hong Kong dominates the share of total cumulative capital investments since the Reorganisation of port and port-related investments in March 2000. An increase of investments in technology projects marked a significant rise in share for the Overseas Region from 7.6% in FY2000 to 14.7% in FY2001. With the disposal of the assets mentioned earlier, the share of the total cumulative capital investments of Guangdong and Sichuan decreased while Jiangsu and Beijing ceased to have a presence.

Capital investments for the Group were mainly funded by cash on-hand and the loans drawn during the year.

CAPITAL COMMITMENTS

ANALYSIS BY SEGMENT

	Outstanding commitments as at 30 June 2001 HK$'000	2002 HK$'000	2003 HK$'000	2004 and onwards HK$'000
Cargo Handling	904,555	298,534	249,267	356,754
Roads	41,622	41,622	–	–
e-infrastructure/ Technology	1,694,019	1,694,019	–	–
	2,640,196	2,034,175	249,267	356,754

Total capital commitments of the Group at 30 June 2001 amounted to HK$2.64 billion, of which commitments for the Cargo Handling Segment of HK$904.6 million were borne by PPC. There were no new commitments on Basic Infrastructure projects during FY2001. Commitments of HK$41.6 million on the Road Segment represented an obligation for projects committed in previous years. Commitments on e-infrastructure/ technology projects amounted to HK$1.69 billion of which HK$1.62 billion represented an amount authorised by management for investing in an e-infrastructure/technology project but not yet contracted by the Group.

MAJOR FINANCING ACTIVITIES

In March 2001, NWI (China) secured a Rmb500 million loan from the Bank of China. The purpose of the loan is to finance the construction costs of Jincheng-Jiaozuo Expressway (Shanxi Section). The loan carries an interest rate of 6.21% per annum and is secured by interests in certain PRC subsidiaries. As at 30 June 2001, there was no draw-down of the loan facility. The additional Rmb loan facility represents a further step to reduce US dollar debt exposure.

In May 2001, NWI entered into a US$350 million 5-year syndicated loan facility which was co-arranged by The Hongkong and Shanghai Banking Corp. Ltd. and Deutsche Bank AG. The purpose of the loan is to partly refinance the US$650 million syndicated bank loan that matures in May 2002.

PRACTICE NOTE 19 TO THE LISTING RULES

In accordance with the general disclosure obligation under Paragraph 2(1) of the Listing Agreement and supplemented by Practice Note No. 19 to the Listing Rules, the Company is required to disclose the following information to its shareholders and the general public:

Specific performance of the Controlling Shareholder

Reference was made to the US$650 million syndicated loan agreement dated 23 May 1997 with a final maturity in 2002, a US$280 million syndicated loan agreement dated 25 April 2000 with a final maturity in 2005, a HK$600 million term loan facility agreement dated 16 June 2000 with a final maturity in 2005 (provided that the lender does not exercise its option to demand repayment in 2003) and a US$350 million syndicated bank loan agreement dated 30 May 2001 with a final maturity in 2006. In accordance with the terms of the aforementioned agreements NWD is required to control more than 50% of the voting share capital or the composition of more than 50% of the board of directors of the Company. As at 30 June 2001, the total outstanding amount of the aforementioned loans was approximately HK$7.71 billion, compared to HK$5.03 billion in FY2000.

Financial assistance and guarantees

At 30 June 2001, the Group has given shareholder loans/ advances and guarantees to its affiliated companies with an aggregate of some HK$3.71 billion and HK$284.4 million respectively. The Group has committed to further provide a total of HK$436 million in shareholder loans/advances to affiliated companies. Total shareholder loans/advances and guarantees represented approximately 32.8% of the consolidated net asset value at 30 June 2001.

Except for an amount of approximately HK$113.5 million, which carries interest at the Hong Kong prime rate, and a total amount of some HK$1.59 billion, which bears interest ranging from 8% to 15% per annum, all other loans are interest free.

Except for an amount of some HK$375.7 million and HK$456.6 million, which are repayable in 5 and 10 years respectively, these loans have no definite repayment terms. All loans are unsecured and repayable in cash out of the net cash surplus from operations of affiliated companies.

The shareholder loans/advances were funded by equities raised at the initial public offering of the Company or by borrowings or by internal resources.

In additions to the above, certain subsidiaries and jointly controlled entities of the Group are parties to agreements with third parties pursuant to the joint development of Container Terminal 9 in Hong Kong, the related berth swap arrangement and the funding therefor. The Company has given guarantees in respect of these obligations of the subsidiaries and jointly controlled entities to provide additional funds. Were the Company required to perform its obligations under the guarantees, the maximum amount of the Company's share of the liability under the guarantees will be HK$5.12 billion.

Indebtedness, capital commitments and contingent liabilities

At 30 June 2001, the affiliated companies of the Group mentioned above had outstanding borrowings of some HK$11.36 billion comprising secured bank loans of HK$4.16 billion, unsecured bank loans of HK$433.9 million, and other loans of some HK$6.77 billion. The total capital commitments of affiliated companies amounted to about HK$1.99 billion and total contingent liabilities amounted to HK$31.7 million at 30 June 2001.

Financial Statements

Financial Statements

The Directors have pleasure in presenting their Annual Report and Statement of Accounts for the year ended 30 June 2001.

Group Activities

The principal activities of the Group are the investment and operation of infrastructure projects. The principal activities of the principal subsidiaries, associated companies and jointly controlled entities are shown in Notes 30, 31 and 32 to the Accounts on pages 96 to 104.

Accounts

The consolidated results of the Group for the year ended 30 June 2001 and the state of the Company's and the Group's affairs at that date are set out in the Accounts on pages 66 to 104.

Dividends

The Directors have resolved that no dividend be declared for the year ended 30 June 2001.

Reserves

The details of movements in reserves are set out in Note 22 to the Accounts.

Purchase, Sale or Redemption of Listed Securities

During the year, the Company repurchased total nominal amounts of US$9,515,000 of the 5% Convertible Bonds due 2001 listed on the Luxembourg Stock Exchange at prices ranging from 97.25 to 98.30. Details of the repurchases are set out in Note 20 to the Accounts.

During the year, the Company repurchased a total of 6,589,600 of its listed shares on the open market, details of which are as follows :

Month	Number of ordinary shares repurchased	Price per share Highest price HK$	Price per share Lowest price HK$	Aggregate amount paid HK$'000
July 2000	985,000	9.00	8.10	8,359
August 2000	1,946,400	8.90	8.10	16,606
September 2000	1,460,000	8.85	7.70	11,654
November 2000	2,198,200	7.15	6.50	15,138
	6,589,600			51,757

Save for the foregoing, neither the Company nor any of its subsidiaries has repurchased, sold or redeemed any of the Company's listed securities during the year.

Fixed Assets

Movements of fixed assets during the year are summarised in Note 18 to the Acccunts.

Directors

The Directors who held office during the year and at the date of this report were:–

Dr. Cheng Kar-Shun, Henry
Mr. Doo Wai-Hoi, William
Mr. Chan Wing-Tak, Douglas
Mr. Cheng Kar-Shing, Peter
Mr. Leung Chi-Kin, Stewart
Mr. Chan Kam-Ling
Mr. So Ngok
Dr. Li Kwok-Po, David
Mr. Cheng Wai-Chee, Christopher
Mr. Coull, Gary William John
Mr. Yan Y., Andrew (resigned on 10 October 2001)
Mr. Fu Sze-Shing
Mr. Wilfried E. Kaffenberger (appointed on 10 October 2001)

Directors (Continued)

Dr. Cheng Kar-Shun, Henry, Mr. Doo Wai-Hoi, William, Mr. Chan Kam-Ling and Mr. Wilfried E. Kaffenberger retire in accordance with Articles 99 and 116 of the Company's Articles of Association and, being eligible, offer themselves for re-election.

No Director has a service contract which is not determinable by the Company within one year without payment of compensation other than statutory compensation.

Pre-emptive Rights

No pre-emptive rights exist in the Cayman Islands in respect of the Company's share capital.

Directors' Interest in Contracts

No contracts of significance in relation to the Group's business to which the Company, its subsidiaries, its holding company or fellow subsidiaries is a party, and in which any Director had a material interest, subsisted at the end of the year or at any time during the year.

Directors' Interests in Competing Business

During the year and up to the date of this report, the following directors are considered to have interests in the businesses which compete or are likely to compete, either directly or indirectly, with the businesses of the Group pursuant to the Listing Rules as set out below :

Name of director	Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group	Nature of interest of director in the entity
Dr. Cheng Kar-Shun, Henry	Tamman Developments Limited	Investment in airport operation business	Director
Mr. Chan Wing-Tak, Douglas	Tamman Developments Limited	Investment in airport operation business	Director
Mr. Chan Kam-Ling	Qingyuan Qiaoyuan Power Plant Company Limited	Operation of power plant	Director

As the board of directors of the Company is independent from the board of the aforesaid companies and none of the above directors can control the board of the Company, the Group is capable of carrying its businesses independently of, and at arm's length from the businesses of such companies.

Code of Best Practice

The Company has complied throughout the financial year ended 30 June 2001 with the Code of Best Practice as set out in Appendix 14 of the Listing Rules except that the Non-executive Directors are not appointed for a specific term as they are subject to retirement by rotation at Annual General Meeting in accordance with Article 116 of the Company's Articles of Association.

On 26 October 1998, an audit committee was established and consists of independent Non-executive Directors – Dr. Li Kwok-Po, David, Mr. Cheng Wai-Chee, Christopher and Mr. Gary William John Coull. Dr. Li is the chairman of the committee. A principal duty of the audit committee is to review and supervise the Company's financial reporting process and internal controls.

Connected Transactions

The Company has entered into the following connected transactions during the year and up to the date of this report :–

(1) Three tenancy agreements were entered into on 23 August 2000 between the Company and New World Tower Company Limited ("NWT") in respect of the office premises at 8/F. and 16/F., Tower 2, New World Tower occupied by the Company. The term of tenancies are for approximately three years commencing from July 2000 or August 2000 to 30 June 2003 at a total annual rental of HK$3,601,440. NWT is a wholly owned subsidiary of NWD, the Company's ultimate holding company.

(2) NWD has provided guarantees (the "Guarantees") in respect of the syndicated bank loans (the "Bank Loans") of one subsidiary and a PRC joint venture of the Company. The Company in return has given a counter-guarantee in favour of NWD whereby the Company indemnifies NWD in respect of any liabilities incurred under the terms of the Guarantees. The outstanding balance of the Bank Loans brought forward from the previous year of HK$241,518,000 was completely repaid during the year ended 30 June 2001.

(3) On 3 December 1998, the Company and CSX World Terminals Hong Kong Limited (formerly known as Sea-Land Orient Terminals Limited) ("CSX") entered into a deed of guarantee (the "CSXWT 8 Guarantee") in respect of the obligations of CSXWT Terminal 8 Limited (formerly known as Sea-Land Orient Terminal 8 Limited) ("CSXWT 8"). The Company also entered into another deed of guarantee (the "Sunmall Guarantee") in respect of the obligations of Sunmall Limited ("Sunmall") on the same date. Both the CSXWT 8 Guarantee and the Sunmall Guarantee are in favour of Asia Container Terminals Limited ("ACT"), which is one of the joint developers of the Container Terminal No. 9 ("CT9") at Tsing Yi, and its shareholders. The shareholders of ACT included two independent third parties, Sunmall and CSXWT 8 holding 57%, 13.5% and 29.5% interest respectively. Sunmall was at that time a wholly owned subsidiary of the Company and CSXWT 8 was a non-wholly owned subsidiary owned as to 66.1% indirectly by the Company and 33.9% by CSX. CSX is a connected person of the Company only by virtue of CSX's substantial shareholding in CSXWT 8.

Pursuant to a restructuring dated 3 December 1999, the shareholders of ACT transferred all their ACT shares to Asia Container Terminals Holdings Limited ("ACTH") in exchange for shares in ACTH. ACT then became a wholly owned subsidiary of ACTH which shareholders and their respective shareholdings are the same as that of ACT before the restructuring. All rights and obligations of ACT under the shareholders' agreement, the shareholders' funding agreement and the shareholders' loan agreement of ACT (the "ACT Agreements") are assumed by ACTH.

Following the completion in March 2000 of the disposal of all port and port-related investments to Pacific Ports Company Limited ("PPC") (the "PPC Reorganisation"), Sunmall and CSXWT 8 became indirect non-wholly owned subsidiaries held through PPC.

Under the CSXWT 8 Guarantee, the Company and CSX unconditionally, irrevocably and severally guarantee in the proportion of each of their respective shareholdings in CSXWT 8, to ACTH and each of its shareholders (other than CSXWT 8) that, if for any reason CSXWT 8 does not (a) pay any sum payable by or expressed to be payable by it, or (b) perform any of its obligations, under the ACT Agreements, the Company and CSX will pay that sum or (as the case may be) perform that obligation on demand by ACTH or any one or more of its shareholders. The financial obligation of CSXWT 8 under the ACT Agreements is substantially to fund CSXWT 8's share of CT9 project cost currently estimated to be HK$720 million of which 66.1% amounting to HK$476 million is guaranteed by the Company pursuant to the CSXWT 8 Guarantee.

Under the Sunmall Guarantee, the Company unconditionally and irrevocably guarantee to ACTH and each of its shareholders (other than Sunmall) that, if for any reason Sunmall does not (a) pay any sum payable by or expressed to be payable by it, or (b) perform any of its obligations, under the ACT Agreements, the Company will pay that sum or (as the case may be) perform that obligation on demand by ACTH or any one or more of its shareholders. The financial obligation of Sunmall under the ACT Agreements is substantially to fund Sunmall's share of CT9 project cost currently estimated to be HK$330 million pursuant to the Sunmall Guarantee.

(4) ACT entered into a facility agreement in respect of project financing of CT9 for HK$3,400 million (the "ACT Loan") on 31 January 2000 which was subsequently reduced to HK$3,000 million. The ACT Loan is severally guaranteed by the Company and the other shareholders of ACTH in proportion of their respective effective equity interest in ACTH which wholly owns ACT. Accordingly, the Company guarantees 32.9995% of the ACT Loan.

After the PPC Reorganisation, PPC holds the Company's former interest in ACTH but the Company remains the guarantor for purpose of the ACT Loan. PPC is a non-wholly owned subsidiary of the Company in which no connected person of the Company is a substantial shareholder.

(5) Suzhou Huisu International Container Freight Wharfs Co., Ltd. ("Huisu"), a subsidiary of PPC, is owned as to 45% by Suzhou Tonggang Group Company ("Tonggang"), 40% by New World (Suzhou) Port Investments Limited ("NW (Suzhou)") and 15% by Wealth & Health Limited ("Wealth & Health"). Both NW (Suzhou) and Wealth & Health are indirect wholly owned subsidiaries of PPC which in turn is a 75% subsidiary of the Company. Tonggang is a connected person of the Company only by virtue of being a substantial shareholder of Huisu and is not otherwise connected with the Company.

On 8 February 2001, an agreement was entered into between Grand Linkage Limited ("Grand Linkage") (an indirect wholly owned subsidiary of PPC) and Tonggang pursuant to which Grand Linkage would acquire 20% interest in Huisu from Tonggang at a consideration of RMB5,246,622 (approximately HK$4,903,385) based on an unaudited net asset value of Huisu as at 30 June 2000. The acquisition would permit PPC to strengthen the management of Huisu and enhance its contribution in the long run.

(6) On 19 April 2001, Front Drive Limited ("Front Drive"), a wholly owned subsidiary of PPC, entered into a shareholders' agreement with Kingsfund Limited ("Kingsfund") which is an indirect wholly owned subsidiary of CSX World Terminals, LLC. ("CSXLLC"), a substantial shareholder of CSXWT 8 which is in turn a subsidiary of PPC, and ATL Logistics Centre Hong Kong Limited ("ATL") which is an associated company of CSXLLC and a jointly controlled entity of PPC for the purpose of setting up a company incorporated in Hong Kong known as ATL Logistics Centre Yantian Limited ("ATLY") to invest in the business in Yantian District, the PRC. According to the terms of the aforesaid shareholders' agreement, ATLY is owned as to 18.17%, 31.83% and 50% by Front Drive, Kingsfund and ATL respectively and that shareholders' loans will be called by ATLY on a pro-rata basis when required.

(7) On 30 August 2001, 南京惠寧碼頭有限公司 (Nanjing Huining Wharfs Co., Ltd.) ("Nanjing Huining") entered into an operating and management agreement (the "Operating and Management Agreement") with 南京港務管理局 (Nanjing Port Authority) ("NPA") whereby NPA agreed to act as the new operator for Nanjing Huining for its unexpired joint venture period up to 2 June 2019 at a consideration of RMB18,000,000 (approximately HK$16,822,430) to be paid to New World (Nanjing) Port Investments Limited ("NW (Nanjing)") by Nanjing Huining.

By an agreement (the "Huining Agreement") entered into between NW (Nanjing) and Nanjing Huining on 30 August 2001, NW (Nanjing) consented that NPA has the sole operation and management right of Nanjing Huining.

In addition, NW (Nanjing) entered into a share pledge agreement (the "Share Pledge Agreement") with NPA on 30 August 2001 whereby NW (Nanjing) pledged its entire shareholding of 55% in Nanjing Huining in favour of NPA as assurance for NW (Nanjing)'s obligations under the Operating and Management Agreement, the Huining Agreement, the Share Pledge Agreement and the undertaking to maintain its share interest in Nanjing Huining until the expiry of the joint venture period of Nanjing Huining up to 2 June 2019.

The above-mentioned agreements provided PPC with an assured return for the remaining joint venture period of Nanjing Huining and relieved PPC of any further risks in relation to Nanjing Huining.

Nanjing Huining was a non-wholly owned subsidiary of the Company owned as to 55% by NW (Nanjing) and 45% by NPA. NW (Nanjing) is wholly owned by PPC and NPA is a connected person of the Company only by virtue of being a substantial shareholder of Nanjing Huining and is not otherwise connected with the Company.

(8) On 19 September 2001, Touchful Limited ("Touchful"), a wholly owned subsidiary of the Company, entered into a loan agreement ("Loan Agreement") with Apex-Pro Systems Limited ("Apex-Pro"), an indirect 62.75% subsidiary of the Company in which no connected person of the Company is a substantial shareholder, whereby Touchful provides advances up to HK$2,000,000 to Apex-Pro at an interest rate of 8% per annum. These advances shall be repayable on demand provided that if the advances together with accrued interest is not repaid in full by the first anniversary of the date of the Loan Agreement, Touchful shall, upon the request of Apex-Pro, capitalize the outstanding amount of the advances (based on a pre-money valuation of HK$10 million for the entire issued share capital of Apex-Pro as at the date of the Loan Agreement) into new shares of Apex-Pro.

The Company had been granted a waiver by the Hong Kong Stock Exchange from the strict compliance of the requirements of Chapter 14 of the Listing Rules in respect of transaction (2) above. The transaction has been reviewed by Dr. Li Kwok-Po, David and Mr. Gary William John Coull, both independent Non-executive Directors of the Company who have confirmed that the transaction was :

(a) in the ordinary and usual course of business of the Company;

(b) on normal commercial terms and fair and reasonable so far as the shareholders of the Company are concerned; and

(c) within the amount as agreed with the Hong Kong Stock Exchange.

Save as disclosed above, a summary of significant related party transactions that did not constitute connected transactions made during the year was disclosed in Note 27 to the Accounts on page 95.

Directors' Rights to Acquire Shares or Debentures

Under the Company's share option scheme, all directors of the Company have personal interests in share options to subscribe for shares in the Company which had been granted to them as follows :

Name of Director	Date of Grant	Number of Share Options Outstanding at 30.6.2001 with Exercise Price per Share of HK$10.20 [(1)]	HK$12.00 [(2)]
Dr. Cheng Kar-Shun, Henry	2 December 1998	600,000	2,400,000
Mr. Doo Wai-Hoi, William	16 December 1998	200,000	800,000
Mr. Chan Wing-Tak, Douglas	26 November 1998	320,000	1,280,000
Mr. Cheng Kar-Shing, Peter	1 December 1998	120,000	480,000
Mr. Leung Chi-Kin, Stewart	8 December 1998	120,000	480,000
Mr. Chan Kam-Ling	9 December 1998	200,000	800,000
Mr. So Ngok	26 November 1998	200,000	800,000
Dr. Li Kwok-Po, David	28 November 1998	120,000	480,000
Mr. Cheng Wai-Chee, Christopher	11 December 1998	120,000	480,000
Mr. Coull, Gary William John	26 November 1998	120,000	480,000
Mr. Fu Sze-Shing	23 September 1999	240,000 [(3)]	960,000 [(4)]
Mr. Yan Y., Andrew	23 September 1999	120,000 [(3)]	480,000 [(4)]

Notes :

(1) Exercisable from 1 July 1999 to 1 June 2004, unless otherwise stated.

(2) Divided into 3 tranches exercisable from 1 July 2000 to 1 June 2004, from 1 July 2001 to 1 June 2004 and from 1 July 2002 to 1 June 2004 respectively, unless otherwise stated.

(3) Exercisable from 1 July 2000 to 1 June 2005.

(4) Divided into 3 tranches exercisable from 1 July 2001 to 1 June 2005, from 1 July 2002 to 1 June 2005 and from 1 July 2003 to 1 June 2005 respectively.

(5) The cash consideration paid by each director for each grant of the share options is HK$10. No share option has been exercised by the directors under the share option scheme of the Company during the year ended 30 June 2001.

Under a share option scheme of a subsidiary, PPC, the following director of the Company, who is also a director of PPC, has personal interest in share options to subscribe for shares in PPC which had been granted to him as follows :

Name of Director	Date of Grant	Number of Share Options Outstanding at 30.6.2001 with Exercise Price per Share of HK$0.693
Mr. Chan Wing-Tak, Douglas	11 May 1999	10,000,000 [(1)]

Notes :

(1) Divided into 4 tranches exercisable from 5 November 1999, 5 May 2001, 5 May 2002, 5 May 2003 respectively to 4 November 2004.

(2) No share option has been exercised by the director under the share option scheme of PPC during the year ended 30 June 2001.

Directors' Rights to Acquire Shares or Debentures (Continued)

Also, under a share option scheme of a fellow subsidiary, New World China Land Limited ("NWCL"), options may be granted to directors and employees of NWCL or its subsidiaries to subscribe for shares in NWCL. The following directors of the Company are also directors of NWCL and have personal interests in share options to subscribe for shares in NWCL which had been granted to them as follows:–

Name of Director	Date of Grant	Period during which share options may be exercisable	Number of Share Options Outstanding at 30.6.2001 with Exercise Price per Share of HK$1.955 and divided into 5 tranches
Dr. Cheng Kar-Shun, Henry	7 February 2001	8 March 2001 to 7 March 2006	5,000,000
Mr. Doo Wai-Hoi, William	8 February 2001	9 March 2001 to 8 March 2006	3,500,000
Mr. Chan Wing-Tak, Douglas	12 February 2001	13 March 2001 to 12 March 2006	500,000
Mr. Cheng Kar-Shing, Peter	9 February 2001	10 March 2001 to 9 March 2006	2,500,000
Mr. Leung Chi-Kin, Stewart	7 February 2001	8 March 2001 to 7 March 2006	500,000
Mr. Chan Kam-Ling	9 February 2001	10 March 2001 to 9 March 2006	500,000
Mr. So Ngok	9 February 2001	10 March 2001 to 9 March 2006	500,000

Note : The cash consideration paid by each director for each grant of the share options is HK$10. No share option has been exercised by the directors under the share option scheme of NWCL during the year ended 30 June 2001.

Save as disclosed above, at no time during the year was the Company or its holding company or any of its subsidiaries and fellow subsidiaries a party to any arrangements to enable the Directors or chief executive or any of their spouse or children under the age of 18 to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Directors' Interests in Securities

As at 30 June 2001, the interests of the Directors and their associates in the securities of the Company or any of its associated corporations within the meaning of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") were as follows :–

	Personal Interests	Family Interests	Corporate Interests (Note)
New World Infrastructure Limited			
(Ordinary shares of HK$1.00 each)			
Dr. Cheng Kar-Shun, Henry	–	1,000,000	–
Mr. Chan Wing-Tak, Douglas	700,000	–	–
Mr. Chan Kam-Ling	6,800	–	–
New World Development Company Limited			
(Ordinary shares of HK$1.00 each)			
Mr. Leung Chi-Kin, Stewart	23,253	–	–
Mr. Chan Kam-Ling	90,470	–	–
Extensive Trading Company Limited			
(Non-voting deferred shares of HK$1.00 each)			
Mr. Cheng Kar-Shing, Peter	–	–	380,000
Mr. Leung Chi-Kin, Stewart	160,000	–	–
Mr. Chan Kam-Ling	–	–	80,000
Hip Hing Construction Company Limited			
(Non-voting deferred shares of HK$100.00 each)			
Mr. Chan Kam-Ling	15,000	–	–
HH Holdings Corporation			
(Ordinary shares of HK$1.00 each)			
Mr. Chan Kam-Ling	15,000	–	–
International Property Management Limited			
(Non-voting deferred shares of HK$10.00 each)			
Mr. Chan Kam-Ling	1,350	–	–
Master Services Limited			
(Ordinary shares of US$0.01 each)			
Mr. Leung Chi-Kin, Stewart	16,335	–	–
Mr. Chan Kam-Ling	16,335	–	–
Matsuden Company Limited			
(Non-voting deferred shares of HK$1.00 each)			
Mr. Leung Chi-Kin, Stewart	44,000	–	–
Mr. Chan Kam-Ling	–	–	44,000
New World CyberBase Limited			
(Share options at an exercise price of HK$0.5664 per share divided into 5 tranches exercisable from 17 August 1999, 17 August 2000, 17 February 2001, 17 August 2001, 17 February 2002 respectively to 16 August 2002)			
Dr. Cheng Kar-Shun, Henry	25,000,000	–	–
Mr. Doo Wai-Hoi, William	8,000,000	–	–
Mr. Chan Wing-Tak, Douglas	5,000,000	–	–
New World Services Limited			
(Ordinary shares of HK$0.10 each)			
Mr. Cheng Kar-Shing, Peter	–	–	3,382,788
Mr. Leung Chi-Kin, Stewart	4,214,347	–	250,745
Mr. Chan Kam-Ling	–	–	10,602,565

Directors' Interests in Securities (Continued)

	Personal Interests	Family Interests	Corporate Interests *(Note)*
Progreso Investment Limited			
(Non-voting deferred shares of HK$1.00 each)			
Mr. Leung Chi-Kin, Stewart	–	–	119,000
Tai Yieh Construction & Engineering Company Limited			
(Non-voting deferred shares of HK$1,000.00 each)			
Mr. Chan Kam-Ling	250	–	–
Urban Property Management Limited			
(Non-voting deferred shares of HK$1.00 each)			
Mr. Cheng Kar-Shing, Peter	–	–	750
Mr. Leung Chi-Kin, Stewart	750	–	–
YE Holdings Corporation			
(Ordinary shares of HK$1.00 each)			
Mr. Leung Chi-Kin, Stewart	37,500	–	–

Note : These shares were beneficially owned by a company in which the relevant director is deemed to be entitled under the SDI Ordinance to exercise or control the exercise of one-third or more of the voting power at its general meetings.

Save as disclosed above, as at 30 June 2001, none of the Directors, chief executive or any of their associates had any beneficial or non-beneficial interests in the securities of the Company or any of its associated corporations as defined in the SDI Ordinance.

Substantial Shareholders' Interests in Securities

As at 30 June 2001, the register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance shows that the following parties had interests of 10% or more of the issued share capital of the Company:–

Name	Number of shares held
Chow Tai Fook Enterprises Limited	519,919,085 *(Note 1)*
NWD	519,919,085 *(Note 2)*
Sea Walker Limited ("SWL")	516,561,485 *(Note 3)*
Mombasa Limited	516,561,485

Notes :

(1) Chow Tai Fook Enterprises Limited and its subsidiaries have interests in more than one-third of the issued shares of NWD and is accordingly deemed to have an interest in the shares deemed to be interested by NWD.

(2) This interest represents 516,561,485 shares deemed to be held by SWL and 3,357,600 shares directly held by Financial Concepts Investment Limited ("FCIL"). SWL is a wholly-owned subsidiary of NWD and FCIL is 51.3% indirectly owned subsidiary of NWD. NWD is deemed to have interest in the shares held by SWL and FCIL.

(3) Mombasa Limited is a wholly-owned subsidiary of SWL and its interests in the Company is deemed to be held by SWL.

Save as disclosed above, there is no other interest recorded in the register that is required to be kept under Section 16(1) of the SDI Ordinance as at 30 June 2001.

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Major Customers and Suppliers

During the year,

(1) less than 30% of the Group's turnover was attributable to the Group's five largest customers; and

(2) the Group's largest supplier, which is an associated company of the Group, accounted for 100% of the Group's total purchases.

According to the understanding of the Directors, none of the Directors, their associates or any shareholders who owned more than 5% of the Company's share capital had any interest in the five largest customers or suppliers.

Auditors

The Accounts have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board
Dr. Cheng Kar-Shun, Henry
Chairman

Hong Kong, 10 October 2001

REPORT OF THE AUDITORS TO THE SHAREHOLDERS OF
NEW WORLD INFRASTRUCTURE LIMITED
(Incorporated in the Cayman Islands with limited liability)

We have audited the accounts set out on pages 66 to 104 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and the Group as at 30 June 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 10 October 2001

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 30 JUNE 2001

	Note	2001 HK$'000	2000 HK$'000
Turnover	2	**1,103,132**	987,828
Other operating income	3	**246,624**	757,480
Operating costs	4	**(1,290,231)**	(679,887)
Operating profit before financing	2	**59,525**	1,065,421
Finance costs	5	**(786,903)**	(589,830)
Share of results of associated companies		**319,027**	405,855
Share of results of jointly controlled entities		**644,109**	632,819
Profit before taxation		**235,758**	1,514,265
Taxation	7	**162,016**	183,548
Profit after taxation		**73,742**	1,330,717
Minority interests		**58,676**	62,860
Profit available for appropriation	8	**15,066**	1,267,857
Dividend	9	**–**	214,381
Profit for the year retained		**15,066**	1,053,476
(Loss)/earnings per share	10		
Basic		**(HK$0.05)**	HK$1.39
Diluted		**N/A**	HK$1.26

BALANCE SHEETS
AS AT 30 JUNE 2001

	Note	Group 2001 HK$'000	Group 2000 HK$'000	Company 2001 HK$'000	Company 2000 HK$'000
ASSETS					
Current assets					
Inventories	11	**500,247**	–	**500,247**	–
Debtors, deposits and prepayments	12	**1,260,818**	250,169	**965,595**	48,165
Amount due from a minority shareholder		**185,727**	167,214	**–**	–
Bank balances and cash		**4,946,891**	2,176,783	**3,064,853**	1,251,435
Total current assets		**6,893,683**	2,594,166	**4,530,695**	1,299,600
Non-current assets					
Deferred expenditure	13	**81,425**	81,491	**81,425**	81,491
Subsidiaries	14	**–**	–	**15,902,009**	16,050,963
Associated companies	15	**1,995,600**	2,312,016	**70,201**	1,269,453
Jointly controlled entities	16	**9,059,195**	10,427,473	**1,672**	2,340
Loans receivable	16(f)	**381,114**	–	**381,114**	–
Other investments	17	**1,874,354**	3,653,602	**7,344**	15,520
Fixed assets	18	**8,573,996**	8,814,787	**12,856**	6,750
Total assets		**28,859,367**	27,883,535	**20,987,316**	18,726,117
LIABILITIES AND EQUITY					
Liabilities					
Current liabilities					
Creditors and accruals	19	**1,281,591**	1,181,497	**130,445**	109,596
Amounts due to minority shareholders		**233,260**	277,170	**–**	–
Unsecured bank loan		**82,680**	78,000	**82,680**	78,000
Current portion of bank and other borrowings	20	**5,907,768**	274,116	**5,859,243**	200,000
Taxation		**5,704**	7,073	**–**	–
Proposed dividend		**–**	214,381	**–**	214,381
Total current liabilities		**7,511,003**	2,032,237	**6,072,368**	601,977
Long-term liabilities					
Bank and other borrowings	20	**6,928,171**	9,914,892	**4,716,739**	7,966,199
Provision for premium on redemption of convertible bonds	20(b)	**161,041**	90,839	**161,041**	90,839
Deferred interest income		**168,968**	243,719	**–**	–
Total liabilities		**14,769,183**	12,281,687	**10,950,148**	8,659,015
Equity					
Capital and reserves					
Share capital	21	**855,325**	861,915	**855,325**	861,915
Reserves	22	**10,148,773**	11,590,155	**8,019,658**	8,043,002
		11,004,098	12,452,070	**8,874,983**	8,904,917
Mandatorily convertible bonds	23	**1,162,185**	1,162,185	**1,162,185**	1,162,185
		12,166,283	13,614,255	**10,037,168**	10,067,102
Minority interests		**1,923,901**	1,987,593	**–**	–
Total equity and liabilities		**28,859,367**	27,883,535	**20,987,316**	18,726,117

Cheng Kar-Shun, Henry
Director

Chan Wing-Tak, Douglas
Director

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 30 JUNE 2001

	Note	2001 HK$'000	2000 HK$'000
Net cash (outflow)/inflow from operating activities	26(a)	**(1,115,384)**	25,962
Returns on investments and servicing of finance			
Interest received		**445,720**	99,991
Interest paid		**(708,315)**	(519,776)
Dividends received from			
Associated companies		**170,605**	188,756
Jointly controlled entities		**660,415**	287,417
Non-trading securities		**11,766**	20,072
Dividend paid		**(214,381)**	–
Income from a fixed return co-operative joint venture		**17,725**	89,628
Net cash inflow from returns on investments and servicing of finance		**383,535**	166,088
Taxation			
PRC income tax paid		**(12,372)**	(21,506)
Investing activities			
Increase in investments in associated companies		**(744,262)**	(276,947)
Increase in amounts due from associated companies		**(104,724)**	(15,576)
Additions to fixed assets		**(58,185)**	(403,574)
Decrease in amounts due from jointly controlled entities		**671,274**	76,554
Increase in investments in jointly controlled entities		**(8,915)**	(296,970)
Increase in investments in non-trading investments		**(155,198)**	(840,662)
Investments in short-term deposits maturing after three months		**(131,339)**	(235,007)
Uplift of short-term deposits maturing after three months		**235,007**	197,196
Increase in payments on account of proposed joint ventures		**(662,276)**	(365,154)
Proceeds from sales of fixed assets		**1,981**	7,516
Acquisition of subsidiaries	26(e)	**(19,454)**	107,688
Proceeds from disposal of			
Associated companies		**1,523,408**	–
Non-trading investments		**324,031**	832,785
A jointly controlled entity		**238,786**	–
A subsidiary	26(g)	**7,536**	–
Net cash inflow/(outflow) from investing activities		**1,117,670**	(1,212,151)
Net cash inflow/(outflow) before financing		**373,449**	(1,041,607)

CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)
FOR THE YEAR ENDED 30 JUNE 2001

	Note	2001 HK$'000	2000 HK$'000
Financing			
Drawdown of bank and other borrowings		**2,965,023**	8,945,379
Drawdown of unsecured bank loan		**82,680**	–
Issue of 10% fixed rate notes due 2004		**–**	200,000
Issue of floating rate notes due 2003		**–**	351,000
Capital contributions from minority shareholders		**4,280**	11
Repayment of bank and other borrowings		**(316,224)**	(6,644,068)
Repurchase of convertible bonds		**(72,445)**	(494,456)
Additions to deferred expenditure		**(33,230)**	(38,223)
Repurchase of own shares		**(51,757)**	(111,003)
Issue of new shares		**–**	551
Net cash inflow from financing	*26(b)*	**2,578,327**	2,209,191
Increase in cash and cash equivalents		**2,951,776**	1,167,584
Effect of foreign exchange rate changes		**–**	(698)
Cash and cash equivalents at beginning of year		**1,863,776**	696,890
Cash and cash equivalents at end of year		**4,815,552**	1,863,776
Analysis of cash and cash equivalents			
Bank balances and cash		**4,815,552**	1,941,776
Unsecured bank loan		**–**	(78,000)
		4,815,552	1,863,776

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES
FOR THE YEAR ENDED 30 JUNE 2001

	Note	**2001 HK$'000**	2000 HK$'000
Net (deficit)/surplus on revaluation of non-trading investments	22	**(1,639,478)**	1,383,668
Interest on mandatorily convertible bonds	22	**(58,979)**	(58,718)
Exchange differences arising on translation of subsidiaries, associated companies and jointly controlled entities	22	**–**	(7,339)
Net (losses)/gains not recognised in the consolidated profit and loss account		**(1,698,457)**	1,317,611
Profit available for appropriation		**15,066**	1,267,857
Total recognised (losses)/gains		**(1,683,391)**	2,585,468
Reserves arising from reorganisation	22	**–**	570,421
Goodwill eliminated directly against reserves	22	**(109,592)**	(23,795)
Release of reserves upon disposal of associated companies			
Company and a subsidiary	22	**395,792**	–
A jointly controlled entity	22	**976**	–
		(1,396,215)	3,132,094

Notes to the Accounts

1 Principal accounting policies

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a) Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants. The accounts are prepared under the historical cost convention as modified by the revaluation of non-trading securities.

(b) Basis of consolidation

The consolidated accounts incorporate the accounts of the Company and all its subsidiaries made up to 30 June and include the Group's share of the results for the year and undistributed post-acquisition reserves of its associated companies and jointly controlled entities. The results of subsidiaries, associated companies and jointly controlled entities acquired or disposed of during the year are dealt with in the consolidated profit and loss account from the effective dates of acquisition or up to the effective dates of disposal respectively.

All material intra-group transactions and balances have been eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any goodwill or capital reserve which was not previously charged or recognised in the consolidated profit and loss account.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision, if necessary, for any diminution in value other than temporary. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(c) Goodwill

Goodwill represents the excess of purchase consideration over the fair values ascribed to net assets of subsidiaries, associated companies or joint ventures (where they are accounted for as subsidiaries or on the same basis as associated companies) acquired and is written off directly to reserves in the year of acquisition.

Where the fair values ascribed to net assets of subsidiaries, associated companies or joint ventures acquired exceed the purchase consideration, such differences are taken to reserves in the year of acquisition.

(d) Subsidiaries

A company, including equity or co-operative joint ventures in the People's Republic of China (the "PRC"), is a subsidiary if more than 50% of the voting capital is held for the long term or if the composition of the board of directors is controlled by the Group.

(e) Associated companies

An associated company is a company other than a subsidiary or a jointly controlled entity, in which the Group's interest is held for the long term and is substantial, and significant influence is exercised through representations on the board of directors. The Group's investments in associated companies are stated at the Group's share of net assets. The Company's investments in associated companies are carried at cost less provision for any diminution in value other than temporary. Results of associated companies are accounted for by the Company only to the extent of dividends received and receivable.

(f) Jointly controlled entities

A jointly controlled entity is a joint venture established as a corporation, partnership or other entity in which the venturers have their respective interests and they have established a contractual arrangement among them to define their joint control over the economic activity of the entity.

(f) Jointly controlled entities (Continued)

The Company's interests in jointly controlled entities are classified as long-term investments and are stated at cost less provision for any diminution in value other than temporary.

The Group's interests in jointly controlled entities are stated at cost plus the Group's share of their post-acquisition results and reserves, less provision for any diminution in value other than temporary. The share of post-acquisition results and reserves is based on the relevant profit sharing ratios which vary according to the nature of the jointly controlled entities explained as follows:

(i) Equity joint ventures

Equity joint ventures are Sino-foreign joint ventures established in the PRC in respect of which the venturers' capital contribution ratios are defined in the joint venture contracts and the venturers' profit sharing ratios are in proportion to the capital contribution ratios.

(ii) Co-operative joint ventures

Co-operative joint ventures are Sino-foreign joint ventures established in the PRC in respect of which the venturers' profit sharing ratios and share of net assets upon the expiration of the joint venture periods are not in proportion to their capital contribution ratios but are as defined in the joint venture contracts. Where the Group is not entitled to share the net assets of a co-operative joint venture at the end of the joint venture period, the cost of investment in such co-operative joint venture is amortised over the joint venture period.

(iii) Companies limited by shares

Companies limited by shares are limited liability companies in respect of which each shareholder's beneficial interests therein is in accordance with the amount of the voting share capital held thereby.

(g) Joint ventures in the PRC

(i) Equity joint ventures

The Group's investments in these joint ventures are accounted for as subsidiaries (where the Group controls the composition of the board of directors) or as jointly controlled entities (where the Group and the other venturers of the equity joint ventures established joint control over the economic activity thereof).

Where the Group has no unilateral or joint control over the management of the equity joint ventures, the joint ventures are accounted for as non-trading securities.

(ii) Co-operative joint ventures

The Group's investments in these joint ventures are accounted for as subsidiaries (where the Group controls the composition of the board of directors) or as jointly controlled entities (where the Group and the other venturers of the co-operative joint ventures established joint control over the economic activity thereof).

(iii) Fixed return joint ventures

Where investment income derived from investments in and loans to joint ventures is predetermined in accordance with the provisions of the joint venture contracts for a substantial portion of the joint venture period, these joint ventures are referred to as fixed return joint ventures. Fixed return joint ventures are carried at cost less capital repayments received.

(h) Other investments

Other investments are long-term investments other than subsidiaries, associated companies and jointly controlled entities and include fixed return joint ventures and non-trading securities.

(h) Other investments (Continued)

(i) Fixed return joint ventures

These joint ventures are accounted for as set out in note g(iii) above.

(ii) Non-trading securities

Non-trading securities are investments in which the Group's interest are held for non-trading purposes. They are stated at their fair values in the balance sheet. Changes in fair value of individual securities are accounted for as movements in the investment revaluation reserve until the security is sold or is determined to be impaired. Upon disposal, the cumulative gain or loss is transferred from the investment revaluation reserve to the profit and loss account. Transfers from the investment revaluation reserve to the profit and loss account as a result of impairment are written back in the profit and loss account when the circumstances and events leading to the impairment cease to exist.

(i) Capitalisation of fixed assets

All direct and indirect costs relating to the construction of fixed assets including borrowing costs and foreign exchange differences on the related borrowed funds during the construction period, are capitalised as the costs of the fixed assets.

(j) Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation.

Depreciation of toll roads and toll bridges is provided for on a sinking fund method or a straight-line method. For the sinking fund method, annual depreciation amounts compounded at rates ranging from 2% to 9% per annum will equal the costs of the relevant toll roads and toll bridges, at the expiry of the relevant joint venture periods. Certain toll roads and toll bridges are depreciated at rates sufficient to write off their costs on a straight-line basis over their toll collection periods ranging from 22 to 29 years.

Depreciation of other fixed assets is calculated to write off their costs over their estimated useful lives, using the straight-line method. The principal annual rates are as follows:

Land under medium-term leases	Over the lease terms
Buildings	2% to 3%
Port facilities and terminal equipment	2.25% to 15%
Other fixed assets	7% to 33.3%

No depreciation is provided in respect of construction in progress.

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the Group.

The carrying amounts of fixed assets are reviewed regularly to assess whether their recoverable amounts have declined below their carrying amounts. Expected future cash flows have not been discounted in determining the recoverable amount.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(k) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the first-in-first-out method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

1 Principal accounting policies (Continued)

(l) Repair and maintenance expenses

Toll roads and bridges repair and maintenance expenses are charged to the profit and loss account as incurred.

(m) Deferred expenditure

Expenses in relation to the issue of convertible bonds and obtaining bank loan and notes are deferred and amortised on the straight-line basis over the unexpired term of the bonds and the available period of the facility respectively. Where the bonds are converted, redeemed or repurchased before the maturity date, the relevant portion of the issue costs is charged to the profit and loss account in the year in which the conversion, redemption or repurchase occurs.

(n) Deferred taxation

Deferred taxation is accounted for at the current rate of taxation in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future.

(o) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessors are accounted for as operating leases and rentals payable are accounted for on the straight-line basis over the periods of the leases.

(p) Retirement benefit costs

The Group operates a defined contribution retirement scheme (the "ORSO Scheme") which is available to all the Company's employees in Hong Kong whose employment commenced before 1 October 2000. The assets of the ORSO Scheme are held separately in an independently administered fund. The Group's contributions to the ORSO Scheme are based on rates ranging from 5% to 15% of employees' salaries depending on length of service and are expensed as incurred. The Group's contributions in respect of employees who leave the ORSO Scheme during the year are not forfeited to reduce the employer's contributions for the year.

A mandatory provident fund scheme (the "MPF Scheme") has been established under the Hong Kong Mandatory Provident Fund Scheme Ordinance in December 2000. Commencing on 1 December 2000, newly-joined employees are compulsorily required to join the MPF Scheme. Employees under the ORSO Scheme were offered an option to elect between the ORSO Scheme and the MPF Scheme. The Group's contributions to the MPF Scheme are ranging from 5% to 15% of employees' salaries depending on length of service and are expensed as incurred.

The Group also contributes to employee pension schemes established by municipal government in respect of certain joint ventures in the PRC. The municipal government undertakes to assume the retirement benefit obligations of all existing and future retired employees of the Group. Contributions to these schemes are charged to the profit and loss account as incurred.

(q) Foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account, other than those dealt with in (i) above.

The accounts of subsidiaries, associated companies and jointly controlled entities expressed in foreign currencies are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising therefrom are dealt with as a movement in reserves.

(r) Borrowing costs

Borrowing costs that are directly attributable to the financing of the Group's investments in joint ventures investing in infrastructural projects are capitalised as the cost of investments in these joint ventures up to the respective commissioning dates of the joint ventures' infrastructural assets.

All other borrowing costs are expensed in the profit and loss account in the year in which they are incurred, other than those dealt with in (i) above.

1 Principal accounting policies (Continued)

(s) Revenue recognition

Toll revenues, income from cargo and container handling and storage are recognised when services are rendered.

Interest income is recognised on a time proportion basis that takes into account the principal outstanding and the effective interest rates applicable.

Interest received and receivable in respect of loan financing provided to equity and co-operative joint ventures (where they are not accounted for as subsidiaries) during their pre-operational period is deferred and amortised over the repayment periods of these loans.

Income from investments in and loans to fixed return joint ventures is recognised on an accrual basis so as to produce a constant return on the investment and loan balance (net of capital repayments) on a combined basis, throughout the period of the Group's investments in these joint ventures.

Dividend income is recognised when the shareholder's right to receive payment is established.

2 Turnover and operating profit before financing

Turnover represents income from the operation of toll roads and bridges, income from cargo and container handling and storage, interest income and investment income from joint ventures, net of business and withholding taxes, where applicable, analysed as follows:

	2001 HK$'000	2000 HK$'000
Toll income	557,186	585,913
Cargo, container handling and storage income	140,560	32,577
	697,746	618,490
Business tax	(33,306)	(30,124)
	664,440	588,366
Interest income from		
Joint ventures	112,639	254,448
Third parties	221,883	57,858
	334,522	312,306
Withholding tax	(19,491)	(34,064)
	315,031	278,242
Income from a fixed return co-operative joint venture	123,661	121,220
	1,103,132	987,828

2 Turnover and operating profit before financing (Continued)

An analysis of the Group's turnover and contribution to operating profit before financing for the year by principal activities and markets is as follows:

	Turnover		Operating profit before financing	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000
Principal activities:				
Cargo handling	**141,138**	32,766	**(49,646)**	(2,549)
Roads	**424,774**	453,949	**190,877**	252,185
Bridges	**182,131**	312,240	**178,566**	229,564
Energy and water treatment	**144,233**	139,544	**(162,871)**	139,063
e-infrastructure and technology	**1,223**	1,354	**(193,986)**	712,367
Others	**209,633**	47,975	**223,885**	(112,951)
	1,103,132	987,828	**186,825**	1,217,679
Unallocated corporate expenses			**(127,300)**	(152,258)
			59,525	1,065,421
Principal markets:				
Mainland				
Guangdong	**513,128**	626,764	**473,058**	508,639
Wuhan	**127,334**	187,801	**32,423**	113,791
Guangxi	**85,095**	85,635	**47,028**	48,390
Jiangsu	**59,762**	16,841	**52,021**	15,497
Fujian	**76,635**	14,656	**11,530**	5,824
Shanxi	**22,345**	2,718	**6,980**	(1,189)
Sichuan	**–**	–	**(121,609)**	(77)
Beijing	**–**	–	**(304,478)**	–
Tianjin	**–**	–	**19**	(459)
Hong Kong	**217,610**	52,059	**(184,811)**	(337,358)
Overseas	**1,223**	1,354	**47,364**	712,363
	1,103,132	987,828	**59,525**	1,065,421

3 Other operating income

	2001	2000
	HK$'000	HK$'000
Profit on repurchase of convertible bonds *(notes 20(a) and (b))*	**1,772**	24,213
Net gain on disposal of non-trading investments *(note 22)*	**110,422**	710,914
Gain on disposal of a jointly controlled entity	**99,419**	–
Written-back of impairment loss on other investments *(note 22)*	**12,480**	–
Dividend from listed non-trading securities	**11,766**	11,497
Others	**10,765**	10,856
	246,624	757,480

4 Operating costs

	2001 HK$'000	2000 HK$'000
Impairment losses on other investments *(note 22)*	244,793	250,557
Loss on disposal of associated companies	426,125	–
Loss on disposal of a subsidiary	6,963	–
Depreciation	219,838	153,918
Management fees paid in connection with toll collection, maintenance and management services	57,622	58,642
Auditors' remuneration	6,854	5,492
Rental for leased premises	20,952	7,316
Loss on disposal of fixed assets	821	11,298
Amortisation of cost of investment in a co-operative joint venture	1,534	1,534
Provision for payments on account of proposed joint ventures	–	20,750
Exchange loss	–	37,255
Staff costs	140,259	79,817
Retirement benefit costs	7,335	3,784
Other operating costs	157,135	49,524
	1,290,231	679,887

5 Finance costs

	2001 HK$'000	2000 HK$'000
Interest on convertible bonds	60,952	76,656
Interest on bank and other borrowings		
Wholly repayable within five years	643,488	501,259
Not wholly repayable within five years	47,021	20,724
Amortisation of deferred expenditure	32,817	35,016
Provision for premium on redemption of convertible bonds	70,202	37,831
	854,480	671,486
Amount capitalised as construction in progress *(note)*	(57,629)	(71,539)
Amount capitalised as investment in a jointly controlled entity *(note)*	(9,948)	(10,117)
	786,903	589,830

Note: To the extent that funds are borrowed generally and used for the purpose of financing the construction of fixed assets and certain qualifying investments in jointly controlled entities, the capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation as part of the costs of these assets is 7.0% (2000: 6.6%) for the year.

6 Emoluments of directors and senior management

Details of the emoluments paid to the directors are as follows:

	2001 HK$'000	2000 HK$'000
Fees	–	–
Salaries and other emoluments	8,801	8,470
Contributions to retirement benefit scheme	480	431
	9,281	8,901

The emoluments of the directors fall within the following bands:

Emolument band HK$	**Number of individuals** 2001	2000
Nil – 1,000,000	9	9
1,000,001 – 1,500,000	1	1
3,000,001 – 3,500,000	–	1
3,500,001 – 4,000,000	1	–
4,000,001 – 4,500,000	1	1
	12	12

No emoluments were paid to independent non-executive directors during the year (2000: nil).

The five individuals whose emoluments were the highest in the Group for the year include 3 (2000: 3) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining 2 (2000: 2) individuals during the year are as follows:

	2001 HK$'000	2000 HK$'000
Salaries and other emoluments	4,036	3,029
Contributions to retirement benefit scheme	314	221
	4,350	3,250

The emoluments fell within the following bands:

Emolument band HK$	**Number of individuals** 2001	2000
1,500,001 – 2,000,000	1	2
2,000,001 – 2,500,000	1	–
	2	2

7 Taxation

	2001 HK$'000	2000 HK$'000
Company and subsidiaries		
PRC income tax	**11,636**	15,369
Associated companies		
Hong Kong profits tax	**52,024**	41,946
PRC income tax	**36,715**	58,346
	88,739	100,292
Jointly controlled entities		
Hong Kong profits tax	**22,899**	21,975
Macau income tax	**22,676**	22,650
PRC income tax	**16,066**	23,262
	61,641	67,887
	162,016	183,548

Hong Kong profits tax has been provided at the rate of 16% (2000:16%) on income assessable to Hong Kong profits tax. PRC and Macau income tax have been provided on the estimated assessable profits for the year at their prevailing rates of taxation.

No deferred taxation is provided as there are no material timing differences between profit as computed for taxation purposes and profit as stated in the accounts.

8 Profit available for appropriation

Profit available for appropriation is dealt with in the accounts of the Company to the extent of HK$84,033,000 (2000: HK$279,105,000).

9 Dividend

The board of directors does not recommend the payment of a final dividend for the year ended 30 June 2001 (2000: HK$0.25 per share).

10 (Loss)/earnings per share

The calculation of loss (2000: earnings) per share is based on the loss attributable to the shareholders of HK$43,913,000 (2000: profit attributable to the shareholders of HK$1,209,139,000) after adjusting for the interest of HK$58,979,000 (2000: HK$58,718,000) on the mandatorily convertible bonds and the weighted average of 856,739,175 (2000: 872,311,723) shares in issue during the year.

Diluted loss per share for the year is not presented as the Company has no dilutive potential shares at year end. Diluted earnings per share for 2000 was based on adjusted profit of HK$1,382,343,000 on the assumption that the weighted average of all convertible bonds in issue had been converted and had saved finance costs thereon and the weighted average of 1,093,773,931 shares issued and issuable.

11 Inventories

	Group and Company	
	2001 HK$'000	2000 HK$'000
Raw materials, at cost	**500,247**	–

12 Debtors, deposits and prepayments

(a) Included in debtors, deposits and prepayments are trade debtors and their ageing analysis is as follows:

	Group	
	2001	2000
	HK$'000	HK$'000
Within 90 days	**28,888**	31,766
91 – 180 days	**8,311**	8,416
Over 180 days	**9,775**	8,758
	46,974	48,940

The Group grants an average credit period of 30 to 90 days to its customers.

(b) At 30 June 2001, the balance included a housing loan of HK$2,766,000 (2000: HK$3,102,000) to the Company Secretary, Mr Chow Oi Wah, Fergus. The loan is secured by a legal mortgage over the subject property, carries interest at 5% per annum and is repayable by monthly instalments up to March 2008. The maximum of the amount outstanding during the year was HK$3,102,000 (2000: HK$3,422,000).

(c) Also included are trade deposits of approximately HK$698 million (2000: nil) paid to an associated company for the purchase of raw materials.

13 Deferred expenditure

	Group and Company	
	2001	2000
	HK$'000	HK$'000
Cost less amount amortised		
Convertible bonds and notes issuing expenses	**15,730**	30,290
Bank loan procurement expenses	**65,695**	51,201
	81,425	81,491

14 Subsidiaries

	Company	
	2001	2000
	HK$'000	HK$'000
Unlisted shares, at cost	**4,842,899**	4,788,298
Amounts due by subsidiaries, net of provision	**12,468,160**	12,456,678
Dividends receivable	**-**	1,040,000
	17,311,059	18,284,976
Amounts due to subsidiaries	**(1,409,050)**	(2,234,013)
	15,902,009	16,050,963

Particulars of the Company's subsidiaries, which, in the opinion of the directors, principally affect the results of the Group for the year and/or assets of the Group as at 30 June 2001, are given in note 30.

15 Associated companies

	Group 2001 HK$'000	Group 2000 HK$'000
Group's share of net assets		
Shares listed in Hong Kong	–	1,485,138
Unlisted shares	**1,828,500**	783,482
	1,828,500	2,268,620
Amounts due by associated companies	**167,100**	15,576
Dividend receivable	–	27,820
	1,995,600	2,312,016
Market value of listed shares	–	996,355

	Company 2001 HK$'000	Company 2000 HK$'000
Listed shares, at cost	–	1,241,633
Amounts due by associated companies	**70,201**	–
Dividend receivable	–	27,820
	70,201	1,269,453
Market value of listed shares	–	862,134

Except for an amount of HK$46,800,000 (2000: nil) which carries interest at 8% per annum, the amounts due by associated companies are interest free, unsecured and have no fixed terms of repayment.

Particulars of the Company's associated companies, which, in the opinion of the directors, principally affect the results of the Group for the year and/or assets of the Group as at 30 June 2001, are given in note 31.

16 Jointly controlled entities

	Group		Company	
	2001 HK$'000	2000 HK$'000	**2001 HK$'000**	2000 HK$'000
Equity joint ventures				
Group's share of net assets	**744,760**	613,978	**–**	–
Amounts due by joint ventures *(note a)*	**50,152**	66,417	**1,672**	2,340
	794,912	680,395	**1,672**	2,340
Co-operative joint ventures				
Cost of investments (less accumulated amortisation of HK$9,587,000 (2000: HK$8,053,000)) *(note b)*	**2,075,196**	2,288,280	**–**	–
Share of undistributed post-acquisition results	**330,950**	462,860	**–**	–
	2,406,146	2,751,140	**–**	–
Amounts due by joint ventures *(note a)*	**2,459,246**	3,591,519	**–**	–
	4,865,392	6,342,659	**–**	–
Companies limited by shares				
Share of net assets *(note c)*	**2,581,923**	2,429,207	**–**	–
Subordinated loans *(note d)*	**215,934**	215,934	**–**	–
Amounts due by jointly controlled entities *(note a)*	**115,848**	113,875	**–**	–
Promissory note due to a jointly controlled entity *(note e)*	**(80,007)**	(80,351)	**–**	–
	2,833,698	2,678,665	**–**	–
Payments on account of proposed joint ventures *(note f)*	**565,193**	725,754	**–**	–
	9,059,195	10,427,473	**1,672**	2,340

Particulars of jointly controlled entities, which in the opinion of the directors, principally affect the results of the Group for the year and/or assets of the Group as at 30 June 2001 are given in note 32.

16 Jointly controlled entities (Continued)

(a) The amounts due by jointly controlled entities are analysed as follows:

	Group		Company	
	2001 **HK$'000**	2000 HK$'000	**2001** **HK$'000**	2000 HK$'000
Interest bearing				
Fixed rates ranging from 6% to 15% (2000: 8% to 15%) per annum	**1,315,433**	2,469,418	**–**	–
Variable rate	**–**	93,785	**–**	–
Non-interest bearing	**1,309,813**	1,208,608	**1,672**	2,340
	2,625,246	3,771,811	**1,672**	2,340

The repayment terms of the amounts due by joint ventures are specified in the relevant joint venture agreements.

(b) The amounts include contributions to the registered capital of joint ventures of HK$98,775,000 (2000: HK$307,805,000) which carries interest at 10% per annum and HK$149,773,000 (2000: HK$149,773,000) which carries interest at the Hong Kong prime rate.

(c) The shares in a jointly controlled entity are pledged to secure a bank loan facility of HK$1,750 million (2000: HK$1,750 million) granted to that jointly controlled entity. At 30 June 2001, the outstanding amount under the bank loan facility was approximately HK$498 million (2000: HK$757 million).

(d) Except for an amount of HK$19,038,000 (2000: HK$19,038,000) which carries interest at 14% per annum, the loans to jointly controlled entities are interest free, have no fixed terms of repayment and are subordinated to bank borrowings and all other major indebtedness.

(e) The promissory note is unsecured, interest free and repayable on demand.

(f) The balances represent payments on account of proposed joint ventures for which only preliminary agreements have been signed and the joint venture companies have not yet been established as at the year end. Upon the completion of the relevant joint venture contracts and the establishment of the respective joint venture companies, the relevant amounts will be reclassified to joint venture balances.

An amount of HK$381,114,000 (2000: nil) has been reclassified to loans receivable as the Group has decided to withdraw from certain preliminary agreements in which no further obligations has been committed by the Group. The loans receivable carry interest at 9% per annum. Except for an amount of HK$81,114,000 which will be fully repaid by 31 December 2004, the remaining balance has no fixed terms of repayment.

17 Other investments

	Group		Company	
	2001 HK$'000	2000 HK$'000	**2001 HK$'000**	2000 HK$'000
Fixed return joint ventures				
Co-operative joint venture				
Capital and loan contributions (cost less capital repayment)	**639,564**	639,564	**–**	–
Amount due by a joint venture *(note)*	**215,450**	109,515	**–**	–
	855,014	749,079	**–**	–
Equity joint venture				
Capital and loan contributions (cost less capital repayment)	**23,850**	23,850	**–**	–
Amount due by a joint venture *(note)*	**1,325**	1,325	**–**	–
Provision	**(25,175)**	(25,175)	**–**	–
	–	–	**–**	–
Non-trading securities				
Unlisted				
Shares, at fair value	**703,864**	713,511	**5,271**	15,520
Investments in equity joint ventures, at cost	**261,964**	261,964	**–**	–
Provision	**(249,484)**	(261,964)	**–**	–
	716,344	713,511	**5,271**	15,520
Listed				
Shares listed in Hong Kong, at fair value	**37,301**	280,342	**–**	–
Shares listed outside Hong Kong, at fair value	**265,695**	1,910,670	**2,073**	–
	302,996	2,191,012	**2,073**	–
	1,874,354	3,653,602	**7,344**	15,520
Market value of listed shares	**302,996**	2,191,012	**2,073**	–

Note: Amounts due by joint ventures are unsecured, interest free and have repayment terms as specified in the relevant joint venture agreements.

18 Fixed assets

	Group							Company
	Toll roads HK$'000	Toll bridges HK$'000	Land and buildings HK$'000	Port facilities and terminal equipment HK$'000	Construction in progress HK$'000	Others HK$'000	Total HK$'000	Others HK$'000
Cost								
At 1 July 2000	3,804,663	1,949,616	469,058	361,476	2,647,870	173,305	9,405,988	13,891
Acquisition of subsidiaries	–	–	–	–	–	216	216	–
Disposal of a subsidiary	(179,923)	–	–	–	(31,970)	(5)	(211,898)	–
Additions	–	916	–	2,210	169,086	15,951	188,163	9,354
Disposals	–	–	–	(326)	–	(6,058)	(6,384)	(1,603)
Transfer upon completion	607,179	–	6,965	115,144	(731,976)	2,688	–	–
At 30 June 2001	**4,231,919**	**1,950,532**	**476,023**	**478,504**	**2,053,010**	**186,097**	**9,376,085**	**21,642**
Accumulated depreciation								
At 1 July 2000	240,329	187,110	28,265	69,334	–	66,163	591,201	7,141
Acquisition of subsidiaries	–	–	–	–	–	29	29	–
Disposal of a subsidiary	(5,394)	–	–	–	–	(3)	(5,397)	–
Charge for the year	96,454	66,963	7,563	28,196	–	20,662	219,838	2,747
Written back on disposals	–	–	–	(4)	–	(3,578)	(3,582)	(1,102)
At 30 June 2001	**331,389**	**254,073**	**35,828**	**97,526**	**-**	**83,273**	**802,089**	**8,786**
Net book value								
At 30 June 2001	**3,900,530**	**1,696,459**	**440,195**	**380,978**	**2,053,010**	**102,824**	**8,573,996**	**12,856**
At 30 June 2000	3,564,334	1,762,506	440,793	292,142	2,647,870	107,142	8,814,787	6,750

As at 30 June 2001, finance costs of HK$132,037,000 (2000: HK$119,064,000) have been capitalised in construction in progress.

Land and buildings comprise medium-term leases situated in Hong Kong of HK$38,699,000 (2000: HK$39,507,000) and in the PRC of HK$401,496,000 (2000: HK$401,286,000).

19 Creditors and accruals

Ageing analysis of trade payable is not presented as the amount outstanding as at year end is insignificant.

20 Bank and other borrowings

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000
5% Convertible bonds due 2001 *(note a)*	**931,593**	1,005,810	**931,593**	1,005,810
1% Convertible bonds due 2003 *(note b)*	**1,381,739**	1,381,739	**1,381,739**	1,381,739
10% Fixed rate notes due 2004 *(note c)*	**200,000**	200,000	**200,000**	200,000
Floating rate notes due 2003 *(note d)*	**351,000**	351,000	**351,000**	351,000
Bank and other loans, unsecured *(note e)*	**7,713,222**	5,239,366	**7,711,650**	5,227,650
Bank loans, secured *(note e)*	**869,626**	707,108	**–**	–
Loans from minority shareholders of subsidiaries				
Interest bearing *(note f)*	**1,000,646**	1,221,084	**–**	–
Non-interest bearing *(note g)*	**388,113**	82,901	**–**	–
	12,835,939	10,189,008	**10,575,982**	8,166,199
Current portion included in current liabilities	**(5,907,768)**	(274,116)	**(5,859,243)**	(200,000)
	6,928,171	9,914,892	**4,716,739**	7,966,199

(a) The convertible bonds bear interest at 5% per annum payable semi-annually in arrears. The bonds are listed on the Luxembourg Stock Exchange. Each holder of the bonds has the option to convert the bonds into shares of HK$1 each of the Company at a conversion price of HK$19.61 per share, subject to adjustment, at any time until 2 July 2001. Subsequent to the year end, bonds with principal amount of US$15,000 were converted into shares of HK$1 each of the Company, the remaining balance of the bonds were redeemed at par by the Company on 15 July 2001.

During the year, the Company repurchased bonds with an aggregate principal amount of US$9,515,000 (2000: US$58,170,000) for a total consideration of HK$72,443,000 (2000: HK$427,096,000) and these bonds were then cancelled. The surplus arising from the repurchase of the bonds, amounting to HK$1,772,000 (2000: HK$23,722,000), has been accounted for as other operating income in the profit and loss account.

(b) The convertible bonds bear interest at 1% per annum payable semi-annually in arrears. The bonds are listed on the Luxembourg Stock Exchange. Each holder of the bonds has the option to convert the bonds into shares of HK$1 each of the Company at a conversion price of HK$23.05 per share, subject to adjustment, at any time until 1 April 2003. Subject to certain conditions, the bonds are redeemable at the option of the Company at any time on or after 15 April 2001, in whole or in part, in cash and/or for the Company's shares. Unless previously converted, redeemed or repurchased, the bonds will be redeemed at 143.4% of their principal amount together with the accrued interest on 15 April 2003. Provision of HK$161,041,000 (2000: HK$90,839,000) for the premium payable has been made in the accounts so as to provide a constant periodic rate of charge to the profit and loss account over the terms of the bonds.

No bonds were repurchased during the year. In 2000, the Company repurchased bonds with an aggregate principal amount of US$8,755,000 for a total consideration of HK$67,360,000 and these bonds were then cancelled. The surplus arising from the repurchase of bonds in last year amounting to HK$491,000 had been acccunted for as other operating income in the profit and loss account.

(c) The fixed rate notes bear interest at 10% per annum payable quarterly in arrears. The notes are unsecured, transferable and repayable at their principal amount on 9 July 2004.

(d) The floating rate notes bear interest at U.S. dollar deposit rate in the London interbank market plus 1.4% per annum payable semi-annually in arrears. The notes are unsecured and repayable at their principal amount on 24 February 2003.

20 Bank and other borrowings (Continued)

(e) Long-term bank and other loans are repayable as follows:

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000
Within one year	**4,976,175**	274,116	**4,927,650**	200,000
Between one and two years	**96,260**	5,018,283	**–**	4,927,650
Between two and five years	**3,304,142**	481,432	**2,784,000**	100,000
After five years	**206,271**	172,643	**–**	–
	8,582,848	5,946,474	**7,711,650**	5,227,650

The bank loans include an aggregate amount of HK$869,626,000 (2000: HK$601,028,000) which bear interest at rates ranging from 6.21% to 8.07%. An amount of HK$827,570,000 (2000: HK$558,972,000) is repayable by seven instalments commencing from 20 January 2002 to 20 September 2007 and the remaining HK$42,056,000 (2000: HK$42,056,000) is repayable in full on 29 November 2005. Both loans are secured by the Group's interests in certain joint ventures and a subsidiary in the PRC.

(f) The loans represent loans made by the minority shareholders in consolidated joint ventures for the development of the relevant infrastructural projects. The loans are unsecured, bear interest at fixed rates ranging from 10% to 15% per annum and have repayment terms as specified in the relevant joint venture agreements.

(g) The loans are unsecured and have no fixed terms of repayment.

21 Share capital

	2001	2000
	HK$'000	HK$'000
Authorised:		
2,000,000,000 shares of HK$1 each	**2,000,000**	2,000,000
Issued and fully paid:		
855,325,340 (2000: 861,914,940) shares of HK$1 each	**855,325**	861,915

During the year, 6,589,600 (2000: 14,289,800) shares were repurchased and cancelled by the Company.

Pursuant to the share option scheme adopted on 3 October 1997, the Company may grant options to directors and employees of the Company or any of its subsidiaries to subscribe for shares in the Company. No share options were granted during the year. The movements in the number of share options during the year and the balance outstanding at 30 June 2001 are as follows:

Exercise price per share	At 1 July 2000	Lapsed during the year	**At 30 June 2001**
HK$			
10.20[a]	2,301,800	(19,800)	**2,282,000**
10.20[b]	360,000	–	**360,000**
12.00[c]	10,531,200	(108,200)	**10,423,000**
12.00[d]	1,440,000	–	**1,440,000**
	14,633,000	(128,000)	**14,505,000**

21 Share capital (Continued)

(a) Exercisable from 1 July 1999 to 1 June 2004.

(b) Exercisable from 1 July 2000 to 1 June 2005.

(c) Divided into 3 or 5 tranches exercisable from 1 July 1999 to 1 June 2004, from 1 July 2000 to 1 June 2004, from 1 July 2001 to 1 June 2004, from 1 July 2002 to 1 June 2004 and from 1 July 2003 to 1 June 2004 respectively.

(d) Divided into 3 tranches exercisable from 1 July 2001 to 1 June 2005, from 1 July 2002 to 1 June 2005 and from 1 July 2003 to 1 June 2005 respectively.

22 Reserves

	Contributed surplus	Share premium *(note a)*	Capital reserve *(note b)*	Retained profit	Investment revaluation reserve	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Group						
At 1 July 1999	704,851	4,735,983	45,920	3,238,536	43,368	8,768,658
Foreign exchange adjustments	–	–	(113)	(7,226)	–	(7,339)
Profit for the year retained	–	–	–	1,053,476	–	1,053,476
Interest on mandatorily convertible bonds	–	–	–	(58,718)	–	(58,718)
Transfer to capital reserve account	–	–	14,810	(14,810)	–	–
Premium on shares issued	–	497	–	–	–	497
Repurchase of own shares	–	(96,713)	–	–	–	(96,713)
Net surplus on revaluation of non-trading investments	–	–	–	–	1,844,025	1,844,025
Impairment losses charged to profit and loss account *(note 4)*	–	–	–	–	250,557	250,557
Realised gain transferred to profit and loss account *(note 3)*	–	–	–	–	(710,914)	(710,914)
Reserves arising from reorganisation	289,965	–	280,456	–	–	570,421
Goodwill on acquisition of interests in associated companies and jointly controlled entities						
Subsidiaries	(14,291)	–	–	–	–	(14,291)
Jointly controlled entities	(9,504)	–	–	–	–	(9,504)
At 30 June 2000	971,021	4,639,767	341,073	4,211,258	1,427,036	11,590,155
Company and subsidiaries	980,525	4,639,767	341,073	2,512,508	1,427,036	9,900,909
Jointly controlled entities	(9,504)	–	–	1,154,893	–	1,145,389
Associated companies	–	–	–	543,857	–	543,857
	971,021	4,639,767	341,073	4,211,258	1,427,036	11,590,155

	Contributed surplus HK$'000	Share premium *(note a)* HK$'000	Capital reserve *(note b)* HK$'000	Retained profit HK$'000	Investment revaluation reserve HK$'000	Total HK$'000
Group						
At 1 July 2000	971,021	4,639,767	341,073	4,211,258	1,427,036	11,590,155
Profit for the year retained	–	–	–	15,066	–	15,066
Interest on mandatorily convertible bonds	–	–	–	(58,979)	–	(58,979)
Transfer to capital reserve account	–	–	2,759	(2,759)	–	–
Repurchase of own shares	–	(45,167)	–	–	–	(45,167)
Net deficit on revaluation of non-trading investments	–	–	–	–	(1,761,369)	(1,761,369)
Impairment losses charged to profit and loss account *(note 4)*	–	–	–	–	244,793	244,793
Written-back of impairment loss transferred to profit and loss account *(note 3)*	–	–	–	–	(12,480)	(12,480)
Net realised gain transferred to profit and loss account *(note 3)*	–	–	–	–	(110,422)	(110,422)
Goodwill on acquisition of						
Subsidiaries	(21,612)	–	–	–	–	(21,612)
Associated companies	(86,925)	–	–	–	–	(86,925)
Additional interests in a jointly controlled entity	(1,055)	–	–	–	–	(1,055)
Release of reserves upon disposal of interests in associated companies and a subsidiary						
Company and subsidiaries	395,792	–	(1,946)	1,946	–	395,792
A jointly controlled entity	976	–	–	–	–	976
At 30 June 2001	**1,258,197**	**4,594,600**	**341,886**	**4,166,532**	**(212,442)**	**10,148,773**
Company and subsidiaries	1,266,725	4,594,600	341,886	2,543,884	(212,442)	8,534,653
Jointly controlled entities	(8,528)	–	–	1,306,601	–	1,298,073
Associated companies	–	–	–	316,047	–	316,047
	1,258,197	4,594,600	341,886	4,166,532	(212,442)	10,148,773

22 Reserves (Continued)

	Contributed surplus (note a) HK$'000	Share premium (note a) HK$'000	Retained profit HK$'000	Investment revaluation reserve HK$'000	Total HK$'000
Company					
At 1 July 1999	3,269,219	4,735,983	128,010	–	8,133,212
Profit for the year retained	–	–	64,724	–	64,724
Premium on exercise of share options	–	497	–	–	497
Repurchase of own shares	–	(96,713)	–	–	(96,713)
Interest on mandatorily convertible bonds	–	–	(58,718)	–	(58,718)
At 30 June 2000	3,269,219	4,639,767	134,016	–	8,043,002
At 1 July 2000	3,269,219	4,639,767	134,016	–	8,043,002
Profit for the year retained	–	–	84,033	–	84,033
Repurchase of own shares	–	(45,167)	–	–	(45,167)
Deficit on revaluation of non-trading investments	–	–	–	(8,176)	(8,176)
Impairment loss charged to profit and loss account	–	–	–	3,653	3,653
Realised loss transferred to profit and loss account	–	–	–	1,292	1,292
Interest on mandatorily convertible bonds	–	–	(58,979)	–	(58,979)
At 30 June 2001	**3,269,219**	**4,594,600**	**159,070**	**(3,231)**	**8,019,658**

(a) Under the Cayman Islands Company Law, the contributed surplus and share premium are both distributable. Accordingly, total distributable reserves of the Company amount to HK$8,019,658,000 (2000: HK$8,043,002,000) as at 30 June 2001.

The contributed surplus of the Company arose in 1995 when the Company issued shares in exchange for the shares of companies being acquired, and represents the difference between the nominal value of the Company's shares issued and the value of net assets of the companies acquired.

(b) Included in the capital reserve are the Group's share of the statutory reserves of PRC subsidiaries and capital reserve arising from the reorganisation of the port and port-related businesses in 2000.

23 Mandatorily convertible bonds

The mandatorily convertible bonds bear interest at the higher of 5% per annum payable semi-annually in arrears and a percentage equal to the dividends declared or paid per share during the relevant interest payment period divided by the conversion price. The holder of the bonds has the option to convert the bonds into shares of HK$1 each of the Company at a conversion price of HK$12 per share, subject to adjustment, at any time on or before 30 April 2002. Unless previously converted, the bonds will be mandatorily and automatically converted in full into shares of the Company on 30 April 2002.

There are no definitive accounting guidelines in Hong Kong in respect of the classification of mandatorily convertible bonds. On the basis of the above, the bonds are classified as equity and the interest thereon is charged to retained profit as a movement in reserves.

24 Contingent liabilities

The Group has contingent liabilities relating to guarantees given to banks of approximately HK$1,455 million (2000: HK$1,455 million) in respect of the Group's attributable portion of syndicated bank loan facilities extended to two (2000: two) jointly controlled entities of the Group. As at 30 June 2001, the outstanding amounts under the syndicated bank loan facilities in respect of the guarantees were approximately HK$284 million (2000: HK$279 million).

25 Commitments

(a) At 30 June 2001, the capital commitments, principally for construction of toll roads, bridges and port facilities and acquisition of other investments were as follows:

	2001 HK$'000	2000 HK$'000
Contracted but not provided for	**32,132**	803,662
Authorised but not contracted for	**1,877,516**	755,519
	1,909,648	1,559,181

(b) The Group has committed to provide sufficient funds in the forms of capital and loan contributions to certain joint ventures under various joint venture contracts to finance relevant infrastructural projects. The directors estimate that the Group's share of projected funds requirements of these projects would be approximately HK$92 million (2000: HK$158 million) which represents the attributable portion of the capital and loan contributions to be made to the joint ventures.

(c) At 30 June 2001, the Group's share of capital commitments of the jointly controlled entities themselves not included in note 25(b) above were as follows:

	2001 HK$'000	2000 HK$'000
Contracted but not provided for	**509,000**	546,000
Authorised but not contracted for	**130,000**	167,000
	639,000	713,000

Certain subsidiaries and jointly controlled entities are parties to agreements with third parties pursuant to the joint development of Container Terminal 9 in Hong Kong, the related berth swap arrangement and the funding therefor. The Group's attributable share of capital commitments as at 30 June 2001 has been disclosed above.

One of the jointly controlled entities has obtained banking facilities to finance 60% of its share of development costs at Container Terminal 9 and reduced the funds to be injected by the Group accordingly. The Group has given guarantee in respect of the banking facilities and is included in note 24.

In the event of default of any of the third parties, the subsidiaries and jointly controlled entities will be required to provide additional funds for the project. The Company has given guarantees in respect of these obligations of the subsidiaries and jointly controlled entities to provide additional funds. Were the Company required to perform its obligations under the guarantees, the maximum amount of the additional liabilities assumed, in addition to the Group's share of the capital commitments as disclosed above, is HK$1,482 million (2000: HK$1,482 million).

(d) Certain PRC subsidiaries have entered into various contracts with the PRC partners or their supervisory authorities for the provision of toll collection, maintenance and management services and these subsidiaries have agreed to pay a management fee at fixed rates ranging from 14% to 16% (2000: 14% to 16%) per annum of toll revenues after business tax.

25 Commitments (Continued)

(e) At 30 June 2001, the Group had future aggregate minimum lease payments under operating leases as follows:

	2001 HK$'000	2000 HK$'000
Land and buildings		
In the first year	**15,511**	12,738
In the second to fifth years inclusive	**41,066**	34,421
After the fifth year	**108,528**	116,926
	165,105	164,085

Pursuant to the revised Statement of Standard Accounting Practice No. 2.114 – "Leases", which was issued by the Hong Kong Society of Accountants and became effective for accounting periods beginning on or after 1 July 2000, certain comparative figures have been restated.

(f) At 30 June 2001, the Group has outstanding foreign currency forward contracts amounting to US$650 million (2000: nil) for the purpose of hedging of long-term borrowings.

26 Notes to consolidated cash flow statement

(a) Reconciliation of profit from operations to net cash (outflow)/inflow from operating activities

	2001 HK$'000	2000 HK$'000
Operating profit before financing	**59,525**	1,065,421
Depreciation	**219,838**	153,918
Dividend from listed non-trading securities	**(11,766)**	(11,497)
Profit on repurchase of convertible bonds	**(1,772)**	(24,213)
Net gain on disposal of non-trading investments	**(110,422)**	(710,914)
Impairment losses on other investments	**244,793**	250,557
Provision for payments on account of proposed joint ventures	**–**	20,750
Loss on disposal of fixed assets	**821**	11,298
Amortisation of deferred interest income	**(30,352)**	(105,497)
Amortisation of cost of investment in a co-operative joint venture	**1,534**	1,534
Income from a fixed return co-operative joint venture	**(123,661)**	(121,220)
Interest income	**(304,171)**	(206,809)
Increase in debtors and prepayments	**(838,526)**	(83,403)
Increase/(decrease) in creditors and accruals	**23,220**	(160,554)
Change in amounts with minority shareholders	**(65,387)**	(87,651)
Increase in inventories	**(500,247)**	–
Loss/(gain) on disposal of		
A subsidiary	**6,963**	–
Associated companies	**426,125**	–
A jointly controlled entity	**(99,419)**	–
Written-back of impairment loss on other investments	**(12,480)**	–
Exchange loss	**–**	34,242
Net cash (outflow)/inflow from operating activities	**(1,115,384)**	25,962

(b) Analysis of changes in financing during the year

	Share capital including share premium HK$'000	Contributed surplus HK$'000	Mandatorily convertible bonds HK$'000	Bank and other borrowings HK$'000	Unsecured bank loan HK$'000	Minority interests HK$'000	Deferred expenditure HK$'000	Total HK$'000
At 1 July 1999	5,612,134	704,851	1,163,700	7,811,410	–	1,817,580	(78,845)	17,030,830
Net cash inflow/(outflow) from financing	(110,452)	–	–	2,357,855	–	11	(38,223)	2,209,191
Profit on repurchase of convertible bonds	–	–	–	(24,213)	–	–	–	(24,213)
Amortisation of deferred expenditure	–	–	–	–	–	–	35,577	35,577
Minority interests' share of profit	–	–	–	–	–	62,860	–	62,860
Minority interests in other reserves	–	–	–	–	–	(1,649)	–	(1,649)
Acquisition of subsidiaries	–	–	–	15,077	–	113,652	–	128,729
Reserves arising from reorganisation	–	289,965	–	–	–	–	–	289,965
Goodwill on acquisition of interests in associated companies and jointly controlled entities	–	(23,795)	–	–	–	–	–	(23,795)
Effect of foreign exchange rate changes	–	–	(1,515)	28,879	–	(4,861)	–	22,503
At 30 June 2000	5,501,682	971,021	1,162,185	10,189,008	–	1,987,593	(81,491)	19,729,998
At 1 July 2000	5,501,682	971,021	1,162,185	10,189,008	–	1,987,593	(81,491)	19,729,998
Net cash inflow/(outflow) from financing	(51,757)	–	–	2,576,354	82,680	4,280	(33,230)	2,578,327
Profit on repurchase of convertible bonds	–	–	–	(1,772)	–	–	–	(1,772)
Amortisation of deferred expenditure	–	–	–	–	–	–	33,296	33,296
Minority interests' share of profit	–	–	–	–	–	58,676	–	58,676
Dividend to minority interests	–	–	–	–	–	(2,964)	–	(2,964)
Land use right contributed by a minority shareholder of a subsidiary *(note 26 (c))*	–	–	–	72,349	–	–	–	72,349
Acquisition of a subsidiary	–	–	–	–	–	529	–	529
Goodwill on acquisition of								
Subsidiaries	–	(21,612)	–	–	–	–	–	(21,612)
Associated companies	–	(86,925)	–	–	–	–	–	(86,925)
Additional interests in a jointly controlled entity	–	(1,055)	–	–	–	–	–	(1,055)
Release of reserves upon disposal of interests in associated companies								
Company and a subsidiary	–	395,792	–	–	–	–	–	395,792
A jointly controlled entity	–	976	–	–	–	–	–	976
Disposal of a subsidiary	–	–	–	–	–	(124,213)	–	(124,213)
At 30 June 2001	**5,449,925**	**1,258,197**	**1,162,185**	**12,835,939**	**82,680**	**1,923,901**	**(81,425)**	**22,631,402**

(c) **Land use right of HK$72,349,000 was contributed by a minority shareholder of a subsidiary in the form of shareholders' loan to the subsidiary during the year.**

(d) **Acquisition of subsidiaries**

	2001 HK$'000	2000 HK$'000
Net assets acquired		
Fixed assets	187	1,033,565
Associated company	–	1,081,756
Jointly controlled entities	–	1,216,402
Other investments	–	14,575
Debtors and prepayments	–	89,351
Bank balances and cash	2,774	107,688
Creditors and accruals	(1,816)	(68,024)
Amounts due to minority shareholders	–	(105,142)
Bank and other borrowings	–	(15,077)
Minority interests	(529)	(113,652)
	616	3,241,442
Interest in Pacific Ports Company Limited ("PPC") originally held by the Group	–	(340,667)
	616	2,900,775
Goodwill on acquisition	21,612	–
Capital reserve arising from reorganisation	–	(280,456)
	22,228	2,620,319
Represented by:		
Cash	22,228	–
Non-cash		
Disposal of port and port-related investments to PPC	–	2,620,319

The subsidiaries acquired during the year utilised HK$4,905,000 (2000: contributed HK$19,347,000) of the Group's net operating cash flows and utilised HK$439,000 (2000: HK$57,321,000) for investing activities. In 2000, an amount of HK$64,843,000 had been received in respect of net returns on investments and servicing of finance.

(e) **Analysis of the net (outflow)/inflow of cash and cash equivalents in respect of the acquisition of subsidiaries**

	2001 HK$'000	2000 HK$'000
Cash consideration	(22,228)	–
Bank balances and cash acquired	2,774	107,688
	(19,454)	107,688

26 Notes to consolidated cash flow statement (Continued)

(f) Disposal of a subsidiary

	2001 HK$'000	2000 HK$'000
Net assets disposed		
Fixed assets	206,501	–
Debtors and prepayments	8,131	–
Bank balances and cash	23,248	–
Creditors and accruals	(22,140)	–
Taxation	(633)	–
Minority interests	(124,213)	–
	90,894	–
Loss on disposal	(6,963)	–
	83,931	–
Represented by:		
Accounts receivable	53,147	–
Cash received	30,784	–
	83,931	–

(g) Analysis of the net inflow of cash and cash equivalents in respect of the disposal of a subsidiary

	2001 HK$'000	2000 HK$'000
Cash received	30,784	–
Bank balances and cash disposed	(23,248)	–
	7,536	–

27 Related party transactions

The following is a summary of significant related party transactions during the year carried out in the normal course of the Group's business:

	2001 HK$'000	2000 HK$'000
Interest income from jointly controlled entities (gross of withholding tax) *(note a)*	(112,639)	(254,448)
Management fee received from a jointly controlled entity *(note b)*	(6,753)	(3,636)
Purchases from an associated company *(note c)*	500,247	–
Rental for leased premises to a fellow subsidiary *(note d)*	8,924	3,997

27 Related party transactions (Continued)

Notes:

(a) This represents interest income in respect of loan financing provided to jointly controlled entities. These loans are unsecured, carry interest at Hong Kong prime rate (2000: Hong Kong prime rate) or at fixed rates ranging from 10% to 15% per annum (2000: 10% to 15% per annum) and have repayment terms as specified in the respective joint venture agreements.

(b) This represents management fee income in respect of management and administrative services rendered by the Company to a jointly controlled entity. The management fee is charged at a fixed annual amount as specified in the management and administrative services agreement.

(c) These represent purchases of raw materials from an associated company which were sold to the Group at its original purchase costs from third party suppliers. The Group also paid approximately HK$698 million (2000: nil) as trade deposits to the associated company for the purchase of raw materials *(note 12(c))*.

(d) The rental is charged at fixed monthly fees as specified in the tenancy agreements.

28 Ultimate holding company

The directors of the Company consider New World Development Company Limited, incorporated and listed in Hong Kong, as being the ultimate holding company.

29 Approval of accounts

The accounts were approved by the board of directors on 10 October 2001.

30 Principal subsidiaries

As at 30 June 2001 and 30 June 2000

	Share capital issued		Percentage of equity shares held		
	Number	Par value per share	By the Company	By the Group	Principal activities
Incorporated and operating in Hong Kong					
Billionoble Investment Limited	4,998 ordinary	HK$1	–	100	Investment holding
	2 non-voting deferred	HK$1	–	–	
Keen Sales Limited	2 ordinary	HK$1	–	75	Investment holding
	2 non-voting deferred	HK$1	–	–	
New World Port Investments Limited	2 ordinary	HK$1	–	75	Investment holding
Ready City Limited	200 ordinary	HK$1	–	75	Investment holding

	Share capital issued		Percentage of equity shares held		
	Number	Par value per share	By the Company	By the Group	Principal activities
Incorporated and operating in Hong Kong (Continued)					
True Hope Investment Limited	4,998 ordinary	HK$1	–	100	Investment holding
	2 non-voting deferred	HK$1	–	–	
Try Force Limited	4,998 ordinary	HK$1	–	100	Investment holding
	2 non-voting deferred	HK$1	–	–	
Incorporated in Bermuda and operating in Hong Kong					
Pacific Ports Company Limited	2,059,968,000 ordinary	HK$0.10	–	75	Investment holding
	3,193,654,306 preference	HK$0.10	–	100	
Incorporated in the British Virgin Islands and operating in Hong Kong					
Lotsgain Limited	100 ordinary	US$1	100	–	Investment holding

	Share capital issued/ registered capital		Attributable interest (note)		
	Amount	Par value per share	To the Company	To the Group	Principal activities
Incorporated and operating in the PRC					
Gaoming Xinming Bridge Ltd.	Rmb60,000,000	–	–	80(e)	Operation of toll bridge
Guangdong Xinzhaogao Highways Co., Ltd.	Rmb80,000,000	–	–	70(d)	Operation of toll road
Guangxi Beiliu Xinbei Highways Limited	Rmb99,200,000	–	–	60(d)	Operation of toll road
Guangxi Cangwu Xincang Highways Limited	Rmb64,000,000	–	–	70(d)	Operation of toll road
Guangdong Gaoyao Xinjun Highways Limited	Rmb71,600,000	–	–	55(d)	Operation of toll road
Guangdong Gaoyao Xinwei Highways Limited	Rmb38,500,000	–	–	60(d)	Operation of toll road
Guangxi Rongxian Xinrong Highways Limited	Rmb82,400,000	–	–	70(d)	Operation of toll road
Guangxi Yulin Xintong Highways Limited	Rmb64,000,000	–	–	60(d)	Operation of toll road
Guangxi Yulin Xinye Highways Limited	Rmb63,800,000	–	–	60(d)	Operation of toll road
Guangxi Yulin Xinyu Highways Limited	Rmb96,000,000	–	–	60(d)	Operation of toll road
Nanjing Huining Wharfs Co., Ltd.	US$11,800,000	–	–	41.25(c)	Cargo handling and storage
New World Infrastructure (China) Investment Limited	US$123,000,000	–	100(b)	–	Investment holding
Qingyuan Xincheng Highways Limited	Rmb36,000,000	–	–	80(d)	Operation of toll road
Shanxi Xinbei Expressway Company Limited	Rmb85,050,000	–	–	90(f)	Operation of toll road

	Share capital issued/ registered capital		Attributable interest *(note)*		
	Amount	Par value per share	To the Company	To the Group	Principal activities
Incorporated and operating in the PRC (Continued)					
Shanxi Xinda Highways Limited	Rmb49,000,000	–	–	90(f)	Operation of toll road
Shanxi Xindan Expressway Company Limited	Rmb87,150,000	–	–	90(f)	Operation of toll road
Shanxi Xinhan Expressway Company Limited	Rmb84,700,000	–	–	90(f)	Operation of toll road
Shanxi Xinjing Expressway Company Limited	Rmb80,500,000	–	–	90(f)	Operation of toll road
Shanxi Xinhuang Highways Limited	Rmb57,100,000	–	–	90(f)	Operation of toll road
Shanxi Xinnan Expressway Company Limited	Rmb83,650,000	–	–	90(f)	Operation of toll road
Shanxi Xinze Expressway Company Limited	Rmb82,950,000	–	–	90(f)	Operation of toll road
Suzhou Huisu International Container Freight Wharfs Co., Ltd	US$ 3,750,000	–	–	41.25(c)	Container handling, warehousing and road freight operations
Taiyuan Xintai Highways Limited	Rmb72,120,000	–	–	90(f)	Operation of toll road
Taiyuan Xinyuan Highways Limited	Rmb85,880,000	–	–	90(f)	Operation of toll road
Wuhan Bridge Construction Co., Ltd.	Rmb502,850,000	Rmb1	–	48.86(a)	Operation of toll bridge
Wuzhou Xinwu Highways Limited	Rmb72,000,000	–	–	45(d)	Operation of toll road

	Share capital issued/ registered capital		Attributable interest *(note)*		
	Amount	Par value per share	To the Company	To the Group	Principal activities
Incorporated and operating in the PRC (Continued)					
Xiamen New World Xiangyu Warehouse & Processing Zone Limited	US$5,000,000	–	–	75(b)	Development of warehousing, processing and logistic facilities
Xiamen Xiang Yu Quay Co., Ltd.	Rmb100,000,000	–	–	69(d)	Container handling, and storage and road freight operations
Xiamen Xinyuan Container Terminal Co., Ltd.	Rmb17,000,000	–	–	52.50(d)	Cargo consolidation, container storage and repairs and maintenance
Yunfu Xinxing Highways Limited	Rmb30,000,000	–	–	55(d)	Operation of toll road
Zhaoqing Deqing Xinyue Highways Limited	Rmb68,000,000	–	–	65(d)	Operation of toll road
Zhaoqing Xinde Highways Co., Ltd.	Rmb165,867,000	–	–	45(d)	Operation of toll road
Zhaoqing Xinfeng Highways Co., Ltd.	Rmb94,000,000	–	–	45(d)	Operation of toll road
Zhaoqing Xingao Highways Co., Ltd.	Rmb54,000,000	–	–	40(d)	Operation of toll road
Zhaoqing Xinhui Highways Co., Ltd.	Rmb103,500,000	–	–	50(d)	Operation of toll road
Zhaoqing Xinning Highways Co., Ltd.	Rmb90,000,000	–	–	55(d)	Operation of toll road

Notes:

(a) percentage of equity interest in a joint stock limited company

(b) percentage of equity interest in wholly foreign-owned enterprises

(c) percentage of equity interest in equity joint ventures

(d) profit sharing percentage in co-operative joint ventures

(e) profit sharing percentage in a co-operative joint venture for the first 7 years of the joint venture period, and thereafter 30%

(f) cash sharing ratio for the first 12 years of the joint venture period, and thereafter 60%

As at 30 June 2001

	Share capital issued		Percentage of equity shares held *(note)*		
	Number	Par value per share	By the Company	By the Group	Principal activities
Incorporated and operating in Hong Kong					
CSX World Terminals Hong Kong Limited (formerly Sea-Land Orient Terminals Limited)	55,000 "A" ordinary	HK$1	–	–	Operation of container terminal
	5,000 "B" ordinary	HK$1	–	25.01	
Incorporated and operating in the United States					
CyberLancet Corporation	49,000,000 common	–	–	–	Development of internet technology
	21,000,000 Series A Preferred	–	–	100*	
CyberNova Corporation	30,000,000 common	–	–	–	Development of cable modem
	20,000,000 Series A Preferred	–	–	100*	
Prediwave Corporation	35,000,000 common	–	–	–	Development of video-on-demand technology
	15,000,000 Series A Preferred	–	–	100*	
TechStock, Inc.	30,000,000 common	–	–	–	Investment holding
	20,000,000 Series A Preferred	–	–	100*	
Incorporated in the British Virgin Islands and operating in Hong Kong					
New QU Energy Limited	65,000,000 common	–	–	–	Development and production of heat transfer devices
	35,000,000 Series A Preferred	–	–	64.29%	

Note: except for the associated companies acquired during the year which are marked with an asterisk, percentage of equity interest is unchanged from 30 June 2000.

32 Principal jointly controlled entities

As at 30 June 2001 and 30 June 2000

	Registered capital Amount	Attributable interest (note) To the Company	To the Group	Principal activities
Incorporated and operating in the PRC				
Equity joint ventures				
Guangzhou Oriental Power Co., Ltd.	Rmb990,000,000	–	25(a)	Generation and supply of electricity
Guangzhou Pearl River Power Co., Ltd.	Rmb420,000,000	–	50(b)	Generation and supply of electricity
Sea-Land Orient (Tianjin) Container Terminals Co., Limited	US$29,200,000	–	18.38(a)	Operation of container terminal
Co-operative joint ventures				
Beijing-Zhuhai Expressway (Guangzhou – Zhuhai Section) Co., Ltd.	Rmb580,000,000	–	25(c)	Operation of toll road
Guangzhou Northring Freeway Company Limited	US$19,255,000	–	65.29(c)	Operation of toll road
Huishen (Yantian) Expressway Huizhou Co., Ltd.	Rmb39,000,000	–	33.33(c)	Operation of toll road
Huizhou City Hui-Ao Roadway Co., Ltd.	Rmb75,000,000	–	50(c)	Operation of toll roads
Huizhou City Huixin Expressway Co., Ltd.	Rmb34,400,000	–	50(c)	Investment holding and operation of toll road
Shenzhen New World Xianglong Network Technology Company Limited	Rmb187,680,000	–	84.46(c)	Exploration of wireless telecommunication network
Shenzhen New World Xianglong Technology Development Company Limited	Rmb93,840,000	–	84.46(c)	Exploration of wireless telecommunication network
Sichuan Qianwei Dali Power Company Limited	Rmb248,413,000	–	60(c)	Generation and supply of electricity
Tianjin Xindi Expressway Company Limited	Rmb93,688,000	–	90(d)	Operation of toll road

32 Principal jointly controlled entities (Continued)

	Registered capital Amount	Attributable interest (note) To the Company	To the Group	Principal activities
Incorporated and operating in the PRC (Continued)				
Co-operative joint ventures (Continued)				
Tianjin Xinlong Expressway Company Limited	Rmb99,400,000	–	90(d)	Operation of toll road
Tianjin Xinlu Expressway Company Limited	Rmb99,092,000	–	90(d)	Operation of toll road
Tianjin Xinming Expressway Company Limited	Rmb85,468,000	–	90(d)	Operation of toll road
Tianjin Xinqing Expressway Company Limited	Rmb99,368,000	–	90(d)	Operation of toll road
Tianjin Xinquan Expressway Company Limited	Rmb92,016,000	–	90(d)	Operation of toll road
Tianjin Xinsen Expressway Company Limited	Rmb87,300,000	–	90(d)	Operation of toll road
Tianjin Xinshi Expressway Company Limited	Rmb99,388,000	–	90(d)	Operation of toll road
Tianjin Xinsi Expressway Company Limited	Rmb96,624,000	–	90(d)	Operation of toll road
Tianjin Xintong Expressway Company Limited	Rmb99,448,000	–	90(d)	Operation of toll road
Tianjin Xintuo Expressway Company Limited	Rmb99,316,000	–	90(d)	Operation of toll road
Tianjin Xinxiang Expressway Company Limited	Rmb90,472,000	–	90(d)	Operation of toll road
Tianjin Xinyan Expressway Company Limited	Rmb89,028,000	–	90(d)	Operation of toll road
Tianjin Xinzhan Expressway Company Limited	Rmb89,392,000	–	90(d)	Operation of toll road
Tianjin Yongfa Highway And Bridge Construction Development Company Limited	Rmb40,000,000	–	90(c)	Operation of toll bridge
Wuhan Airport Road Development Ltd.	Rmb60,000,000	–	40(c)	Operation of toll road

Notes:

(a) percentage of equity interest in equity joint ventures.

(b) percentage of equity interest in an equity joint venture for the 11th year and onwards of the joint venture period. For the first 10 years of the joint venture period, the Group is entitled to a fixed return.

(c) profit sharing percentage in co-operative joint ventures.

(d) cash sharing ratio for the first 15 years of the joint venture period, and thereafter 60%.

	Share capital issued		Percentage of equity shares held *(note)*		
	Number	Par value per share	By the Company	By the Group	Principal activities
Incorporated and operating in Hong Kong					
Companies limited by shares					
ATL Logistics Centre Hong Kong Limited (formerly Asia Terminals Limited)	100,000 "A" ordinary	HK$1	–	41.75	Operation of cargo handling and storage facilities
	20,000 "B" preference	HK$1	–	59.69	
	54,918 non-voting deferred	HK$1	–	–	
Tate's Cairn Tunnel Company Limited	1,100,000 ordinary	HK$0.01	–	29.50	Operation of toll tunnel
	600,000,000 non-voting deferred	HK$1	–	–	
Asia Container Terminals Limited	1,000 ordinary	HK$1	–	27.25	Development and operation of container terminal
Incorporated in Hong Kong and operating in Macau and the PRC					
Companies limited by shares					
Sino-French Holdings (Hong Kong) Limited	1,086,280 "A" ordinary	HK$100	–	–	Operation of water and electricity plants
	2,089,000 "B" ordinary	HK$100	–	50	
	1,002,720 "C" ordinary	HK$100	–	–	

Note: except for the equity interest in Tate's Cairn Tunnel Company Limited increased from 27.5% to 29.5%, percentage of equity interest is unchanged from 30 June 2000.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders of the Company will be held at Meeting Room 408, Level 4, Hong Kong Convention and Exhibition Centre Phase I, 1 Expo Drive, Wanchai, Hong Kong on the 6th day of December 2001 at 11:30 a.m. for the following purposes:–

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 30 June 2001.

2. To elect Directors and to fix their remuneration.

3. To appoint Auditors and to fix their remuneration.

4. As special business, to consider and if thought fit, pass the following resolutions as ordinary resolutions:–

ORDINARY RESOLUTIONS

(1) "**THAT**:–

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot and issue additional shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company; (iii) the exercise of any option under any share option scheme of the Company; or (iv) the exercise of any conversion rights attaching to the existing convertible bonds issued by the Company, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:–

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by applicable law or the articles of association of the Company to be held; and

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or legal or practical problems or restrictions under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(2) "**THAT**:–

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase issued shares in the capital of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and which is recognized by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with Cayman Islands law and all applicable laws and/or the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or the rules of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares to be repurchased by the Directors of the Company pursuant to the approval in paragraph (a) of this resolution during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:–

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by applicable law or the articles of association of the Company to be held; and

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(3) "**THAT** conditional upon the passing of Ordinary Resolutions Nos. (1) and (2) as set out in the notice convening this meeting, the general unconditional mandate granted to the Directors of the Company pursuant to Ordinary Resolution No. (1) as set out in the notice convening this meeting be extended by the addition to the aggregate nominal value of the share capital of the Company which may be allotted or agreed to be allotted by the Directors pursuant to such general mandate of an amount representing the aggregate nominal value of the shares repurchased by the Company pursuant to the authority to repurchase shares granted pursuant to Ordinary Resolution No. (2) as set out in the notice convening this meeting, provided that such extended amount shall not exceed 10 per cent of the aggregate nominal value of the share capital of the Company in issue as at the date of this resolution."

(4) "**THAT** conditional upon (i) the Listing Committee of the Stock Exchange granting approval of the 2001 Share Option Scheme (as defined below) and the subsequent granting of any options which may be granted thereunder and granting the listing of and permission to deal in the shares of the Company falling to be issued pursuant to the exercise of such options; and (ii) the passing of an ordinary resolution approving the 2001 Share Option Scheme (as defined below) by the shareholders of New World Development Company Limited, the Company's holding company, at its general meeting, the share option scheme of the Company (the "2001 Share Option Scheme"), the terms of which are set out in the document marked "A" produced to the meeting and signed by the Chairman for the purpose of identification, be and the same is hereby approved and adopted and that the Directors of the Company be and they are hereby authorized to grant options to subscribe for shares of the Company pursuant to the 2001 Share Option Scheme, and to allot, issue and deal with the shares of the Company pursuant to the exercise of subscription rights under any option granted thereunder and to take all such steps as may be necessary or desirable to implement the 2001 Share Option Scheme."

(5) "**THAT** the share option scheme of Pacific Ports Company Limited, a subsidiary of the Company, the rules of which are contained in the document marked "B" and produced to the meeting and for the purpose of identification signed by the Chairman thereof, be and is hereby approved."

By Order of the Board
Chow Oi-Wah, Fergus
Company Secretary

Hong Kong, 10 October 2001

Notes:

1. A member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies (who must be individuals) to attend and vote on his behalf. A proxy need not be a member of the Company.

2. To be effective, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or authority, must be deposited at the principal office of the Company at 9/F., New World Tower 2, 18 Queen's Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. With respect to Ordinary Resolution No. (1) set out in the above notice, approval is being sought from the members as a general mandate for the purpose of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

4. With respect to Ordinary Resolution No. (2), an explanatory statement containing further details regarding the repurchase by the Company of its own shares will be sent to the shareholders together with the Company's 2001 Annual Report.

In this annual report, unless the context otherwise requires, the following expressions have the following meanings:

GENERAL TERMS

"BVI"	British Virgin Islands
"CCA"	Comprehensive Co-operation Agreement – an agreement signed between the Group and/or its parent company and various City or Provincial Governments indicating the parties' dedication towards a scheme of co-operation
"Company" or "NWI"	New World Infrastructure Limited
"GDP"	gross domestic product
"Group"	NWI and its subsidiaries
"HK"	Hong Kong
"HK$" or "HK dollar"	the lawful currency of Hong Kong
"Hong Kong Stock Exchange" or "HKSE"	The Stock Exchange of Hong Kong Limited
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"MII"	Ministry of Information and Industry of PRC
"MS"	Microsoft, a computer software company in United States of America
"Municipality"	a municipality responsible directly to the Central Government; currently, there are four municipalities of this type in China being Beijing, Shanghai, Tianjin and Chongqing
"NASDAQ"	National Association of Securities Dealers Automated Quotation
"NWD"	New World Development Company Limited
"New World Group"	NWD and its subsidiaries
"PRC"	People's Republic of China
"RMB" or "Rmb" or "Renminbi"	the lawful currency of the PRC
"SAR"	Special Administrative Region – a status granted to Hong Kong and Macau to own an independent governmental and legislative system and to enjoy a degree of autonomy from the PRC government under the principle of "one country, two systems"
"SEZ" or "Special Economic Zones"	as part of China's economic reform programme, the PRC Government, in order to attract foreign investment, authorised the creation of special economic zones, which offer incentives to foreign businesses, including favourable tax treatment and land use fees
"US$" or "USD" or "US dollar"	the lawful currency of the United States of America
"WTO"	World Trade Organisation

Glossary of Terms

FINANCIAL TERMS

"Allowable Debt"	Total Debt of the Company plus contingent liabilities arising out of the Company's guarantees for loans
"Attributable Operating Profit" or "AOP"	Profit available for appropriation before head office items
"Earnings/(Loss) per Share" or "EPS/LPS"	$\frac{\text{Profit/(Loss) Attributable to Shareholders}}{\text{Weighted average number of shares in issue during the year}}$
"Equity"	Shareholders' funds plus mandatorily convertible bonds
"Head Office Overheads to Attributable Operating Profit"	$\frac{\text{Head office overheads}}{\text{AOP}}$
"Interest Coverage"	$\frac{\text{Profit before interest and taxation}}{\text{Interest expense}}$
"IRR"	Internal rate of return
"Net Assets"	Total assets less total liabilities and minority interests
"Net Assets per Share"	$\frac{\text{Net Assets}}{\text{Number of shares as at year end plus number of shares to be issued on conversion of mandatorily convertible bonds}}$
"Net Total Debt"	Total Debt less cash and bank balances of the Group
"Net Total Debt to Equity"	$\frac{\text{Net Total Debt}}{\text{Equity}}$
"Profit Attributable to Shareholders"	Profit available for appropriation less interest on mandatorily convertible bonds
"Total Assets to Total Liabilities"	$\frac{\text{Total assets}}{\text{Total liabilities}}$
"Total Debt"	Total bank and other borrowings less loans from minority shareholders

TECHNICAL TERMS

"ASIC"	Application Specific Integrated Circuit
"Broadband"	A transmission channel that has a bandwidth greater than a voice-grade line of 3KHz, usually T-1 and above. A broadband line can carry numerous voice, video and data channels simultaneously through digital or analogue signals
"Build-Operate-Transfer"	"Build-Operate-Transfer" projects, where investors are invited to build a project, operate it for a specified period and then transfer the assets which are the subject of the project to the government (in the case of the Hong Kong Projects) and to the PRC joint venture parties (in the case of the PRC Projects) free of charge
"CAGR"	compound annual growth rate
"CATV"	Community Antenna Television, also known as "cable TV"
"e-commerce"	electronic commerce
"GPRS"	General Packet Radio Service, an upgrade to existing GSM networks that uses packet switching rather than circuit switching which allows always-on connection
"GSM"	Global cellular system for mobile communications, a digital mobile cellular telephone system operating in the 900 MHz frequency band based on digital transmission and cellular network architecture with roaming
"ICP"	Internet Content Provider
"IPO"	initial public offering
"Internet"	a global collection of interconnected data communications networks accessible by subscribers worldwide
"IT"	Information Technology
"LAS-CDMA"	Large Area Synchronised Code Division Multiple Access technology
"ODM"	Original Design and Manufacture
"PC"	Personal computer
"Set-top box"	A compact interface device that at-home subscribers use to select channels, convert compressed signals or interact with a visual communications network
"SMS"	Short message system
"STK"	Subscriber Identity Module Toolkit
"Tenth Five-Year Plan"	the plan proposed by the Central Committee of the Chinese Communist Party and reported to the Fourth Session of the Chinese National People's Congress in relation to the economic and social development of the PRC for the years 2001 to 2005
"VoD"	Video on Demand
"WAP"	Wireless Application Protocol
"3G"	Third-generation

MEASUREMENTS

"CBM" or "m^3"	cubic metre
"FEU" or "FEUs"	forty-foot equivalent units, equal to 2 TEUs
"GW"	gigawatt(s), equal to 1,000MW
"GWh"	gigawatt hour(s), equal to 1,000 MWh
"Kbps"	One thousand bits per second
"km"	kilometre(s)
"kW"	kilowatt(s), equal to 1,000 watts
"kWh"	kilowatt hour(s), a unit of measurement of electric energy consumption, which is equal to the work done by one kilowatt of electric power in one hour
"Mbps"	One million bits per second
"MHz"	Megahertz, a unit of measure of frequency; 1 MHz is equal to one million cycles per second
"MW"	megawatt(s), equal to 1,000kW
"TEU" or "TEUs"	twenty-foot equivalent unit – a standard of measurement used in container transport for expressing the volume of the trade and the capacity of container ships, and for other statistical purposes, as well as for freight quotations. It is based on the dimensions of a cargo container of 20 feet long x 8 feet wide x 8 feet 6 inches high with a maximum load of approximately 9 tonnes
"Tonnes"	a standard of measurement, equal to 1,000 kg
"Tons"	a standard of measurement used in the water sector, 1 ton is equal to the weight of $1m^3$ of water
"TWh"	tetrawatt hour(s), equal to 1,000 GWh

TECHNICAL STANDARDS AND DESIGNS OF DIFFERENT CLASSES OF ROADS IN THE PRC

	Vehicular highways			General roads		
	Expressways	Class 1	Class 2	Class 2	Class 3	Class 4
Maximum design speed level (kilometres/hour)	120	100	80	80	60	40
Width of the road lane (metres)	2x7.5	2x7.5	2x7.5	9.0	7.0	3.5
Width of the foundation (metres)	28.0	26	24.5	12.0	8.5	6.5
Surface grading	Top	Top	Top	Top/ secondary	Secondary/ medium	Medium/ low

The specifications of the different grades of road surface are as follow:

Surface grading	Specifications
Top	– Asphalt concrete; cement concrete
Secondary	– Asphalt mixed with gravel; asphalt and gravel blended on-site; processed asphalt surface
Medium	– Aggregate or gravel (mixed with clay); half-blocked stone; or other kinds of pebble
Low	– Strengthened pebble; or other strengthened or modified materials

Source: Highway Engineering Standard JTJ 01-97 Ministerial Standard of the Ministry of Communications of the PRC.

Five-Year Summary
Selected Financial and Operating Data

	2001	2000	1999	1998	1997
BASIC (LPS)/EPS	**HK$(0.05)**	HK$1.39	HK$0.99	HK$0.94	HK$0.78
KEY RATIOS					
ROE	**0.1%**	10.4%	9.4%	9.4%	8.7%
Net Total Debt to Equity	**54%**	50%	53%	58%	11%
Allowable Debt to Equity	**90%**	64%	67%	75%	41%
Interest Coverage (times)	**1.31**	3.73	3.82	5.03	4.66
Head Office Overheads to AOP	**11.0%**	11.6%	7.1%	9.0%	7.4%
Total Assets to Total Liabilities	**195%**	227%	235%	238%	354%
PROFIT AND LOSS ACCOUNT DATA *(HK$'000)*					
Turnover	**1,103,132**	987,828	956,679	896,316	624,266
Profit for the Year					
Subsidiaries	**85,119**	117,724	183,016	211,626	138,976
Associated companies and jointly controlled entities	**936,912**	1,095,798	1,002,130	784,030	516,574
Other investments	**135,909**	134,347	144,948	107,496	26,616
Head office items	**(1,142,874)**	(80,012)	(450,072)	(279,480)	(69,724)
Profit Available for Appropriation	**15,066**	1,267,857	880,022	823,672	612,442
Attributable Operating Profit by Segment					
– Cargo Handling	**242,380**	268,138	275,538	273,554	278,944
– Roads	**285,595**	391,654	356,019	341,016	210,023
– Bridges	**132,930**	151,365	165,595	140,880	88,691
– Energy	**485,971**	508,445	508,870	340,330	104,508
– Water Treatment	**44,384**	29,945	24,072	6,121	–
– e-infrastructure/technology	**(33,320)**	(1,678)	–	–	–
– Others	**–**	–	–	1,251	–
Attributable Operating Profit by Region					
– Hong Kong	**263,358**	273,259	272,861	271,087	275,132
– Macau	**128,510**	108,030	99,933	50,773	–
– Guangdong	**663,156**	721,854	673,678	526,169	295,276
– Wuhan	**1,277**	55,858	88,818	131,527	110,020
– Guangxi	**25,249**	24,863	34,510	36,950	1,738
– Beijing	**64,603**	111,903	113,199	69,766	–
– Sichuan	**13,389**	16,687	39,450	11,564	–
– Jiangsu	**2,003**	11,806	8,563	5,316	–
– Tianjin	**32,535**	20,292	(1,038)	–	–
– Shanxi	**(17,619)**	(355)	120	–	–
– Fujian	**8,513**	3,779	–	–	–
– Overseas	**(27,034)**	(107)	–	–	–
Head Office Items					
– Amortisation of deferred expenditure	**(32,817)**	(35,016)	(43,725)	(23,115)	(12,501)
– Convertible bonds interest	**(131,154)**	(114,487)	(125,295)	(123,118)	(96,357)
– Other interest expense	**(552,794)**	(366,252)	(230,251)	(100,849)	(29,251)
– Interest income	**209,632**	47,974	16,973	38,515	118,958
– Interest capitalised	**34,755**	40,975	38,006	38,746	–
– Gain on repurchase of convertible bonds	**1,772**	24,213	239,816	49,840	–
– Net (loss)/gain on disposal of investments	**(315,703)**	710,914	–	–	–
– Net provision for diminution in value of other investments	**(229,398)**	(232,434)	(250,879)	(60,000)	–
– Other overheads	**(127,167)**	(155,899)	(94,717)	(99,499)	(50,573)
BALANCE SHEET DATA *(HK$'000)*					
Total Assets	**28,859,367**	27,883,535	22,001,449	17,546,860	13,858,531
Bank Debt	**8,663,956**	6,012,758	3,685,484	2,102,104	641,120
5% Convertible Bonds	**931,593**	1,005,810	1,451,677	1,832,875	1,932,500
1% Convertible Bonds	**1,381,739**	1,381,739	1,442,220	1,825,125	–
Equity	**12,166,283**	13,614,255	10,808,509	8,783,561	8,766,526
Allowable Debt	**10,943,091**	8,764,657	7,197,909	6,590,064	3,632,630

(HK$'000)	**2001**	2000	1999	1998	1997
CASH FLOW (INFLOW/(OUTFLOW)) DATA					
Operating activities	**(1,115,384)**	25,962	660,562	383,697	182,002
Returns on investments and servicing of finance	**383,535**	166,088	173,399	321,098	320,766
Taxation	**(12,372)**	(21,506)	(25,420)	–	–
Investing activities	**1,117,670**	(1,212,151)	(3,431,744)	(5,606,143)	(4,275,542)
Financing	**2,578,327**	2,209,191	2,886,421	3,697,519	2,009,211
Cash and cash equivalents at the year end	**4,815,552**	1,863,776	696,890	433,179	1,646,194
CAPITAL EXPENDITURE BY SEGMENT					
Cargo Handling	**–**	56,219	133,375	651,636	866,504
Roads	**304,516**	431,413	1,488,740	2,131,588	1,063,552
Bridges	**–**	3,551	116,051	486,931	544,957
Energy and Water Treatment	**285**	–	46,549	1,230,940	1,713,382
Cement	**–**	–	–	47,473	214,086
e-infrastructure/technology	**1,196,953**	1,799,043	166,472	109,263	24,287
Others	**97,400**	23,365	451,434	19,327	–
Total	**1,599,154**	2,313,591	2,402,621	4,677,158	4,426,768
CAPITAL EXPENDITURE BY REGION					
Hong Kong	**6,600**	165,140	151,710	693,236	796,745
Macau	**–**	–	–	1,001,500	–
Overseas	**1,194,641**	1,334,950	166,472	109,263	24,287
PRC					
Provinces					
Guangdong	**46,494**	400,537	572,390	1,227,304	1,538,711
Guangxi	**–**	–	57,625	529,044	74,859
Shandong	**–**	–	–	23,623	214,086
Jiangsu	**–**	17,386	–	–	475,149
Sichuan	**–**	–	48,699	484,869	–
Shanxi	**103,226**	77,834	946,260	28,060	–
Cities					
Wuhan	**–**	–	–	(91,860)	–
Tianjin	**248,193**	237,744	459,465	672,119	61,298
Beijing	**–**	–	–	–	1,241,633
	1,599,154	2,313,591	2,402,621	4,677,158	4,426,768

	2001	2000	1999	1998	1997
OPERATIONAL DATA					
No. of Operational Projects					
– Cargo Handling	**9**	9	5	4	3
– Roads	**31**	29	29	22	13
– Bridges	**4**	5	5	3	2
– Energy	**6**	5	5	5	3
– Water Treatment	**9**	7	7	7	–
– Strategic Investments	**2**	5	3	3	–
– e-infrastructure/technology	**14**	10	2	1	–
– Others	**–**	–	6	6	5
Pre-operational	**8**	11	9	15	5
Total	**83**	81	71	66	31

Certain comparative figures have been reclassified to conform with current year's presentation.

Project Key Facts



Heilongjiang
Jilin
Liaoning
Xinjiang
Inner Mongolia
Beijing
Tianjin
Gansu
Hebei
Ningxia
Shanxi
Qinghai
Shandong
Shaanxi
Tibet
Jiangsu
Henan
Shanghai
Anhui
Sichuan
Hubei
Zhejiang
Hunan
Jiangxi
Fujian
Guizhou
Yunnan
Guangdong
Taiwan
Guangxi
Hong Kong
Macau
Hainan
Canada
U.S.A
Road
Water Treatment
Cargo
Bridge
Energy
e-infrastructure /technology
Strategic Investment

ROAD AND BRIDGE NETWORK


Heilongjiang
Jilin
Liaoning
Xinjiang
Inner Mongolia
Gansu
Beijing
Tianjin
Hebei
Shandong
Ningxia
Qinghai
Shanxi
Shaanxi
Henan
Jiangsu
Tibet
Shanghai
Anhui
Hubei
Sichuan
Zhejiang
Hunan
Jiangxi
Guizhou
Fujian
Yunnan
Guangdong
Taiwan
Guangxi
Hong Kong
Macau
36
Hainan
Road
Bridge

GUANGDONG ROAD NETWORK



Qingyuan
Wuzhou
Fengkai
Yunan
Deqing
Zhaoqing
Guangzhou
Dongguan
Huizhou
Luoding
Xinxing
Zhongshan
Shenzhen
Enping
Zhuhai
Macau
Hong Kong
N
Road
Expressway
grade1 highway
grade 2 highway

⇨ SOUTHERN GUANGDONG



Guangdong Province
Dongguan
Shunde
Xinhui
Zhongshan
Zhuhai
Road
Expressway

Guangzhou City Northern Ring Road

NWI's Attributable Interest:	65.29%
Form of Investment:	CJV
Length:	22km
Lanes:	Dual 3-Lane
Location:	Guangzhou City
Operation Date:	January 1994
Expiry Date:	2023
Current Toll Rates:	Rmb2-Rmb75

	2001	2000	1999
Ave. Daily Traffic Flow	130,747	146,379	120,232
Ave. Toll Rate (Rmb)	9.77	10.03	10.21



Beijing-Zhuhai Expressway (Guangzhou-Zhuhai Section)

NWI's Attributable Interest:	25%
Form of Investment:	CJV
Length (Phase I):	Section I: 8.6km Section II: 53.8km
Lanes:	Dual 3-Lane/Dual 2-Lane
Location:	Guangdong Province
Operation Date:	Section I: May 1997 Section II: December 1999
Expiry Date:	2030
Current Toll Rates:	Section I: Rmb3-Rmb18.57 Section II: Rmb5-Rmb180

Section I	2001	2000	1999
Ave. Daily Traffic Flow	24,912	22,183	18,767
Ave. Toll Rate (Rmb)	7.03	6.68	5.90
Section II	**2001**	**2000**	**1999**
Ave. Daily Traffic Flow	20,079	14,948	n/a
Ave. Toll Rate (Rmb)	35.04	37.22	n/a



⇨ WESTERN GUANGDONG



Guangxi Autonomous Region
Guangdong Province
Fengkai
Wuzhou
Deqing
Zhaoqing
Road
grade1 highway
grade2 highway

Roadway No. 321 (Fengkai Section)

NWI's Attributable Interest:	45%
Form of Investment:	CJV
Length:	42km
Lanes:	Dual 2-Lane
Location:	Fengkai County
Operation Date:	December 1994
Expiry Date:	2019
Current Toll Rates:	Rmb2-Rmb60

	2001	2000	1999
Ave. Daily Traffic Flow	5,135	4,849	4,416
Ave. Toll Rate (Rmb)	23.55	24.52	25.00



Roadway No. 321 (Deqing Section)

NWI's Attributable Interest:	45%
Form of Investment:	CJV
Length:	79km
Lanes:	Dual 2-Lane
Location:	Deqing County
Operation Date:	September 1995
Expiry Date:	2020
Current Toll Rates:	Rmb3-Rmb70

	2001	2000	1999
Ave. Daily Traffic Flow	6,023	5,780	5,049
Ave. Toll Rate (Rmb)	31.19	31.84	32.56



Roadway No. 321 (Gaoyao Section)

NWI's Attributable Interest:	55%
Form of Investment:	CJV
Length:	23.8km
Lanes:	Dual 2-Lane
Location:	Gaoyao City
Operation Date:	August 1998
Expiry Date:	2019
Current Toll Rates:	Rmb2-Rmb30

	2001	2000	1999
Ave. Daily Traffic Flow	8,954	8,923	8,314
Ave. Toll Rate (Rmb)	9.57	9.67	9.86



Roadway No. 1962 (Gaoyao Section)

NWI's Attributable Interest:	60%
Form of Investment:	CJV
Length:	32.4km
Lanes:	Dual 1-Lane
Location:	Gaoyao City
Operation Date:	August 1998
Expiry Date:	2026
Current Toll Rates:	Rmb2-Rmb25

	2001	2000	1999
Ave. Daily Traffic Flow	2,387	2,753	2,903
Ave. Toll Rate (Rmb)	5.90	6.29	6.68



Roadway No. 1958 (Deqing Section)

NWI's Attributable Interest:	65%
Form of Investment:	CJV
Length:	30km
Lanes:	Dual 1-Lane
Location:	Deqing County
Operation Date:	May 1999
Expiry Date:	2023
Current Toll Rates:	Rmb2-Rmb25

	2001	2000	1999
Ave. Daily Traffic Flow	693	481	1,260
Ave. Toll Rate (Rmb)	7.19	6.27	8.06



Roadway No. 1967 (Xinxing Section)

NWI's Attributable Interest:	55%
Form of Investment:	CJV
Length:	25km
Lanes:	Dual 2-Lane
Location:	Xinxing County, Yunfu
Operation Date:	July 1997
Expiry Date:	2022
Current Toll Rates:	Rmb3-Rmb30

	2001	2000	1999
Ave. Daily Traffic Flow	2,981	3,005	3,049
Ave. Toll Rate (Rmb)	8.14	8.53	8.98



Roadway No. 324 (Gaoyao Section)

NWI's Attributable Interest:	40%
Form of Investment:	CJV
Length:	24km
Lanes:	Dual 2-Lane
Location:	Gaoyao City
Operation Date:	February 1994
Expiry Date:	2015
Current Toll Rates:	Rmb2-Rmb30

	2001	2000	1999
Ave. Daily Traffic Flow	8,779	8,932	8,324
Ave. Toll Rate (Rmb)	8.22	8.24	8.76



Roadway No. 1969 (Gaoyao Section)

NWI's Attributable Interest:	10%/58%
Form of Investment:	CJV
Length:	27km
Lanes:	Dual 1-Lane
Location:	Gaoyao City
Operation Date:	January 1998
Expiry Date:	2024
Current Toll Rates:	Rmb2-Rmb25

	2001	2000	1999
Ave. Daily Traffic Flow	2,452	2,317	2,536
Ave. Toll Rate (Rmb)	6.17	6.38	5.73



Roadway No. 1964 (Zhaojiang Section)

NWI's Attributable Interest:	70%
Form of Investment:	CJV
Length:	32km
Lanes:	Dual 2-Lane
Location:	Gaoyao City
Operation Date:	December 1995
Expiry Date:	2019
Current Toll Rates:	Rmb2-Rmb30

	2001	2000	1999
Ave. Daily Traffic Flow	6,185	6,157	5,459
Ave. Toll Rate (Rmb)	6.57	6.84	7.09



Shuangjin Roadway (Gaoyao Section)

NWI's Attributable Interest:	61%
Form of Investment:	CJV
Length:	34km
Lanes:	Dual 1-Lane
Location:	Gaoyao City
Operation Date:	September 1997
Expiry Date:	2024
Current Toll Rates:	Rmb2-Rmb20

	2001	2000	1999
Ave. Daily Traffic Flow	1,552	1,618	1,534
Ave. Toll Rate (Rmb)	4.51	4.18	3.94



➪ NORTHERN GUANGDONG


Guangdong Province
Huaiji
Qingxin
Qingyuan
Guangning
Sihui
Zhaoqing
Guangzhou
Gaoming
Road
grade1 highway
grade 2 highway

Roadway No. 1959 (Qingxin Section)

NWI's Attributable Interest:	75%
Form of Investment:	CJV
Length:	26.6km
Lanes:	Dual 2-Lane
Location:	Qingxin County, Qingyuan City
Operation Date:	November 1998
Expiry Date:	2027
Current Toll Rates:	Rmb2-Rmb25

	2001	2000	1999
Ave. Daily Traffic Flow	3,879	4,312	3,935
Ave. Toll Rate (Rmb)	4.61	4.25	4.49



Roadway No. 1906 (Qingcheng Section)

NWI's Attributable Interest:	80%
Form of Investment:	CJV
Length:	26.8km
Lanes:	Dual 2-Lane
Location:	Qingcheng District, Qingyuan City
Operation Date:	September 2001
Expiry Date:	2028



Roadway No. 1960 (Guangning Section)

NWI's Attributable Interest:	55%
Form of Investment:	CJV
Length:	60km
Lanes:	Dual 1-Lane
Location:	Guangning County
Operation Date:	July 1996
Expiry Date:	2020
Current Toll Rates:	Rmb2-Rmb60

	2001	2000	1999
Ave. Daily Traffic Flow	4,404	4,179	4,079
Ave. Toll Rate (Rmb)	18.13	19.02	19.12



Roadway No. 1960 (Sihui Section)

NWI's Attributable Interest:	50%
Form of Investment:	CJV
Length:	47km
Lanes:	Dual 2-Lane
Location:	Sihui City
Operation Date:	Wumagang Bridge Toll Station: January 1996 Shatou Toll Station: June 1996
Expiry Date:	2021
Current Toll Rates:	Rmb2-Rmb60

	2001	2000	1999
Ave. Daily Traffic Flow	5,655	5,511	5,297
Ave. Toll Rate (Rmb)	18.56	18.99	19.06



Roadway No. 1962 (Guangning Section)

NWI's Attributable Interest:	55%
Form of Investment:	CJV
Length:	19.5km (including a 301-meter bridge)
Lanes:	Dual 1-Lane
Location:	Guangning County
Operation Date:	April 1998
Expiry Date:	2023
Current Toll Rates:	Rmb2-Rmb25

	2001	2000	1999
Ave. Daily Traffic Flow	765	735	591
Ave. Toll Rate (Rmb)	4.34	4.12	4.20



EASTERN GUANGDONG



Boluo
Huizhou
Guangdong Province
Huiyang
Aotou
Yantian
Shenzhen
Road
Expressway
grade1 highway
grade 2 highway

Shenzhen-Huizhou Expressway (Huizhou Section)



NWI's Attributable Interest:	33.33%
Form of Investment:	CJV
Length:	34.7km
Lanes:	Dual 2-Lane
Location:	Huizhou City
Operation Date:	June 1993
Expiry Date:	2027
Current Toll Rates:	Rmb15-Rmb85

	2001	2000	1999
Ave. Daily Traffic Flow	6,312	6,123	5,211
Ave. Toll Rate (Rmb)	22.53	23.42	23.95

Shenzhen-Huizhou Roadway (Huizhou Section)



NWI's Attributable Interest:	50%
Form of Investment:	CJV
Length:	21.8km
Lanes:	Dual 2-Lane
Location:	Huizhou City
Operation Date:	December 1997
Expiry Date:	2023
Current Toll Rates:	Rmb1-Rmb25

	2001	2000	1999
Ave. Daily Traffic Flow	11,383	10,549	10,058
Ave. Toll Rate (Rmb)	6.82	6.91	7.40

Hui-Ao Roadway



NWI's Attributable Interest:	50%
Form of Investment:	CJV
Length:	Hui-Dan Section: 36km Hui-Ao Section: 50.5km
Lanes:	Hui-Dan Section: Dual 1-Lane Hui-Ao Section: Dual 2-Lane
Location:	Huizhou City
Operation Date:	Hui-Dan Section: January 1996 Hui-Ao Section: October 2000
Expiry Date:	2028
Current Toll Rates:	Rmb2-Rmb25

	2001	2000	1999
Ave. Daily Traffic Flow	4,062	3,488	3,456
Ave. Toll Rate (Rmb)	5.88	5.94	6.00

GUANGXI ROAD NETWORK



Guizhou Province
Guilin
Guangxi Autonomous Region
Liuzhou
Wuzhou
Nanning
Yulin
Qinzhou
Beihai
Guangdong Province
Road
grade 1 highway
grade 2 highway

Beiliu City Roadways



NWI's Attributable Interest:	60%
Form of Investment:	CJV
Length:	Phase I: 18.2km Phase II: 21.6km
Lanes:	Dual 1- to 2-Lane
Location:	Beiliu City
Operation Date:	Phase I: August 1997 Phase II: May 1998
Expiry Date:	2022
Current Toll Rates:	Rmb1-Rmb25

	2001	2000	1999
Ave. Daily Traffic Flow	5,552	5,787	7,288
Ave. Toll Rate (Rmb)	6.46	6.27	6.25

Rongxian Roadways



NWI's Attributable Interest:	70%
Form of Investment:	CJV
Length:	Phase I: 9.2km Phase II: 16.8km
Lanes:	Dual 1- to 2-Lane
Location:	Rongxian
Operation Date:	Phase I: October 1997 Phase II: May 1998
Expiry Date:	2022
Current Toll Rates:	Rmb1-Rmb25

	2001	2000	1999
Ave. Daily Traffic Flow	4,430	5,001	5,733
Ave. Toll Rate (Rmb)	7.88	7.13	6.75

Yulin – Shinan Roadway



NWI's Attributable Interest:	60%
Form of Investment:	CJV
Length:	27.8km
Lanes:	Dual 2-Lane
Location:	Yulin City
Operation Date:	May 1998
Expiry Date:	2022
Current Toll Rates:	Rmb1-Rmb25

	2001	2000	1999
Ave. Daily Traffic Flow	4,638	4,237	4,381
Ave. Toll Rate (Rmb)	11.20	11.00	11.26

Yulin Shinan-Dajiangkou Roadway



NWI's Attributable Interest:	60%
Form of Investment:	CJV
Length:	Phase I: 8.7km Phase II: 30km
Lanes:	Dual 2-Lane
Location:	Yulin City
Operation Date:	Phase I: August 1997 Phase II: January 1999
Expiry Date:	2022
Current Toll Rates:	Rmb1-Rmb25

	2001	2000	1999
Ave. Daily Traffic Flow	2,415	2,326	5,391
Ave. Toll Rate (Rmb)	8.61	8.08	8.10

Yulin Shinan-Guigang Roadway



NWI's Attributable Interest:	60%
Form of Investment:	CJV
Length:	20km
Lanes:	Dual 2-Lane
Location:	Yulin City
Expiry Date:	2022

Roadway No. 321 (Wuzhou Section)



NWI's Attributable Interest:	45%
Form of Investment:	CJV
Length:	Phase I: 8.7km Phase II: 4.3Km
Lanes:	Dual 2-Lane
Location:	Wuzhou City
Operation Date:	Phase I: March 1997 Phase II: December 1998
Expiry Date:	2022
Current Toll Rates:	Rmb2-Rmb30

	2001	2000	1999
Ave. Daily Traffic Flow	5,377	5,208	4,749
Ave. Toll Rate (Rmb)	16.15	16.53	17.09

Cangwu County Roadway



NWI's Attributable Interest:	70%
Form of Investment:	CJV
Length:	10.1km
Lanes:	Dual 2- to 3-Lane
Location:	Cangwu County
Operation Date:	January 1999
Expiry Date:	2022
Current Toll Rates:	Rmb1-Rmb15

	2001	2000	1999
Ave. Daily Traffic Flow	4,990	4,724	4,588
Ave. Toll Rate (Rmb)	6.87	7.15	7.18

SHANXI ROAD NETWORK


Shanxi Province
Hebei Province
Gujiao
Taiyuan
Guanzhuang
Changzhi
Jincheng
Road Expressway grade 1 highway grade 2 highway

Shanxi Taiyuan-Gujiao Roadway (Taiyuan Section)



NWI's Attributable Interest:	60%/90%
Form of Investment:	CJV
Length:	23.18km
Lanes:	Dual 1-Lane
Location:	Taiyuan City
Operation Date:	July 2000
Expiry Date:	2025
Current Toll Rates:	Rmb5-Rmb50

	2001	2000	1999
Ave. Daily Traffic Flow	670	n/a	n/a
Ave. Toll Rate (Rmb)	9.65	n/a	n/a

Shanxi Taiyuan-Gujiao Roadway (Gujiao Section)



NWI's Attributable Interest:	60%/90%
Form of Investment:	CJV
Length:	36.02km
Lanes:	Dual 1-Lane
Location:	Gujiao City
Operation Date:	April 1999
Expiry Date:	2025
Current Toll Rates:	Rmb5-Rmb50

	2001	2000	1999
Ave. Daily Traffic Flow	973	683	650
Ave. Toll Rate (Rmb)	12.02	12.22	12.73

Roadway No. 309 (Changzhi Section)



NWI's Attributable Interest:	60%/90%
Form of Investment:	CJV
Length:	22.2km
Lanes:	Dual 1-Lane (16.75km) Dual 2-Lane (5.45km)
Location:	Changzhi City
Operation Date:	July 2000
Expiry Date:	2023
Current Toll Rates:	Rmb5-Rmb50

	2001	2000	1999
Ave. Daily Traffic Flow	1,305	n/a	n/a
Ave. Toll Rate (Rmb)	11.69	n/a	n/a

Taiyuan-Changzhi Roadway (Changzhi Section)



NWI's Attributable Interest:	60%/90%
Form of Investment:	CJV
Length:	18.3km
Lanes:	Dual 1-Lane (4.05km) Dual 2-Lane (14.25km)
Location:	Changzhi City
Operation Date:	August 2000
Expiry Date:	2023
Current Toll Rates:	Rmb5-Rmb50

	2001	2000	1999
Ave. Daily Traffic Flow	2,280	n/a	n/a
Ave. Toll Rate (Rmb)	11.99	n/a	n/a

Jincheng-Jiaozuo Expressway (Shanxi Section)



NWI's Attributable Interest:	60%/90%
Form of Investment:	CJV
Length:	32km
Lanes:	Dual 2-Lane
Location:	Jincheng City
Operation Date:	July 2002
Expiry Date:	2028

WUHAN CITY ROAD PROJECT



Wuhan
Yangtze River Bridge No.2
Hankou
Wuchang
Han River Bridge No. 2
Hanyang
Han River Bridge No.1
Hubei Province
Road
Expressway

Wuhan Airport Expressway

NWI's Attributable Interest:	40%
Form of Investment:	CJV
Length:	18km
Lanes:	Dual 2-Lane
Location:	Wuhan City
Operation Date:	April 1995
Expiry Date:	2025
Current Toll Rates:	Rmb5-Rmb50

	2001	2000	1999
Ave. Daily Traffic Flow	5,700	5,005	5,092
Ave. Toll Rate (Rmb)	12.42	11.36	11.21



TIANJIN CITY ROAD PROJECT



Hebei Province
Tianjin Municipality
Road
Expressway

Tangjin Expressway (Tianjin North Section)

NWI's Attributable Interest:	– 90% of distributable cash for the first 15 years – 60% of distributable cash for the last 15 years
Form of Investment:	CJV
Length:	Section I: 43.4km Section II: 17km
Lanes:	Dual 2- to 3-Lane
Location:	Tianjin Municipality
Operation Date:	Section I: January 1999 Section II: January 2001
Expiry Date:	Section I: 2028 Section II: 2030
Current Toll Rates:	Rmb5-Rmb110

	2001	2000	1999
Ave. Daily Traffic Flow	9,235	6,837	4,653
Ave. Toll Rate (Rmb)	26.48	25.68	25.25



HONG KONG ROAD PROJECT



China
New Territories
Kowloon
Lantau Island
Hong Kong
Road

Tate's Cairn Tunnel

NWI's Attributable Interest:	29.5%
Form of Investment:	Equity
Length:	4km
Lanes:	Dual 2-Lane
Location:	Hong Kong
Operation Date:	June 1991
Expiry Date:	2018
Current Toll Rates:	HK$10-HK$20

	2001	2000	1999
Ave. Daily Traffic Flow	63,992	64,160	63,079
Ave. Toll Rate (HK$)	13.40	12.17	11.03



GUANGDONG BRIDGE PROJECTS


Guangdong Province
Qingyuan
Deqing
Guangzhou
Bridge
grade 1 highway
grade 2 highway

Gaoming Bridge

NWI's Attributable Interest:	30%/80%
Form of Investment:	CJV
Length:	1.1km
Lanes:	Dual 1-Lane
Location:	Foshan City
Operation Date:	November 1996
Expiry Date:	2021
Current Toll Rates:	Rmb2-Rmb25

	2001	2000	1999
Ave. Daily Traffic Flow	14,977	15,106	13,847
Ave. Toll Rate (Rmb)	5.12	5.44	5.39



Zhaoqing Deqing Xijiang Bridge

NWI's Attributable Interest:	60%
Form of Investment:	CJV
Length:	1.4km
Lanes:	Dual 1-Lane
Location:	Deqing County
Operation Date:	May 1999
Expiry Date:	2022
Current Toll Rates:	Rmb2-Rmb25

	2001	2000	1999
Ave. Daily Traffic Flow	1,652	1,560	1,349
Ave. Toll Rate (Rmb)	7.49	7.95	6.98



WUHAN CITY BRIDGE PROJECT


Wuhan
Yangtze River Bridge No.2
Hankou
Wuchang
Han River Bridge
Hanyang
Hubei Province
Bridge
Expressway

Wuhan Bridge Development

NWI's Attributable Interest:	48.86%
Form of investment:	JSC
Length:	3.2km
Lanes:	Yangtze River Bridge No. 2: Dual 3-Lane
Location:	Wuhan City
Operation Date:	Yangtze River Bridge No. 2 June 1995
Current Toll Rates:	Rmb1-Rmb50

	2001	2000	1999
Ave. Daily Traffic Flow	40,682	41,084	103,363
Ave. Toll Rate (Rmb)	9.27	11.18	6.28



TIANJIN CITY BRIDGE PROJECT


Hebei Province
Tangshan
Tianjin Municipality
Bridge
Expressway

Tianjin Yonghe Bridge

NWI's Attributable Interest:	90%
Form of Investment:	CJV
Length:	0.5KM
Lane:	Dual 1-Lane
Location:	Tianjin Municipality
Operation Date:	December 1998
Expiry Date:	2023
Current Toll Rates:	Rmb1-Rmb20

	2001	2000	1999
Ave. Daily Traffic Flow	5,575	5,713	4,186
Ave. Toll Rate (Rmb)	5.78	5.80	5.85




Heilongjiang
Jilin
Xinjiang
Inner Mongolia
Gansu
Beijing
Tianjin
Qinghai
Ningxia
Hebei
Shandong
Shanxi
Tibet
Shaanxi
Henan
Jiangsu
Anhui
Hubei
Sichuan
Zhejiang
Hunan
Jiangxi
Guizhou
Fujian
Yunnan
Taiwan
Guangdong
Guangxi
Macau
Hong Kong
Hainan

Energy


Dongguan
Shunde
Nansha
Xinhui
Zhongshan
Xintang
Jinding
Zhuhai
Macau
Energy

Zhujiang Power Station – Phase I


1

NWI's Attributable Interest:	50%
Form of Investment:	EJV
Installed Capacity:	600MW
Expected Annual Output:	3.3 billion kWh
Location:	Nansha Economic Development Zone, Guangzhou City
Type of Power Plant:	Coal-Fired Thermal
Operation Date:	January 1994
Expiry Date:	2017

	2001	2000
Power Generation (GWh)	3,148	2,386

Zhujiang Power Station – Phase II


2

NWI's Attributable Interest:	25%
Form of Investment:	EJV
Installed Capacity:	600MW
Expected Annual Output:	3.3 billion kWh
Location:	Nansha Economic Development Zone, Guangzhou City
Type of Power Plant:	Coal-Fired Thermal
Operation Date:	April 1996
Expiry Date:	2020

	2001	2000
Power Generation (GWh)	3,335	2,659

Shunde De Sheng Power Plant


3

NWI's Attributable Interest:	60%
Form of Investment:	CJV
Installed Capacity:	273.5 MW
Expected Annual Output:	1.5 billion kWh
Location:	Shunde City, Guangdong Province
Type of Power Plant:	Oil-Fired Thermal
Operation Date:	April 1997
Expiry Date:	2017

	2001	2000
Power Generation (GWh)	1,298	1,344


Qinghai Province
Gansu Province
Shaanxi Province
Sichuan Province
Mianyang
Chengdu
Chongqing
Leshan
Guizhou Province
Energy

Sichuan Qianwei Dali Power Plant


4

NWI's Attributable Interest:	60%
Form of Investment:	CJV
Installed Capacity:	54 MW
Expected Annual Output:	270 million kWh
Location:	Qianwei County, Sichuan Province
Type of Power Plant:	Coal-Fired Thermal
Operation Date:	November 1997
Expiry Date:	2022

	2001	2000
Power Generation (GWh)	199	192


China
Macau
Taipa
Coloane
Energy

Companhia de Electricidade de Macau – CEM, SA


5

NWI's Attributable Interest:	20.325%
Form of Investment:	Equity
Installed Capacity:	351.7 MW
Location:	One in Macau and One in Coloane
Operation Date:	November 1997
Expiry Date:	2010

	2001	2000
Power Generation (GWh)	1,735	1,704

CARGO HANDLING PROJECTS


Heilongjiang
Jilin
Liaoning
Xinjiang
Inner Mongolia
Beijing
Gansu
PACIFIC PORTS
Tianjin
Hebei
Ningxia
Qinghai
Shanxi
Shandong
PACIFIC PORTS
Shaanxi
Henan
Tibet
Jiangsu
Anhui
Shanghai
Hubei
Sichuan
Zhejiang
Hunan
Jiangxi
Guizhou
PACIFIC PORTS
PACIFIC PORTS
Fujian
Yunnan
Taiwan
Guangdong
Hong Kong
Guangxi
Macau
PACIFIC PORTS
Hainan

Cargo

Pacific Ports Co. Ltd.

NWI's Attributable Interest:	75%
Form of Investment:	Equity
No. of Projects:	12
Container Cargo Handling Capacity:	4.7 million TEUs p.a.
Location:	Hong Kong



WATER TREATMENT PROJECTS



Heilongjiang
Jilin
Liaoning
Xinjiang
Gansu
Inner Mongolia
Beijing
Tianjin
Hebei
Ningxia
Qinghai
Shanxi
Shandong
Shaanxi
Tibet
Henan
Jiangsu
Shanghai
Anhui
Hubei
Sichuan
Zhejiang
Hunan
Jiangxi
Guizhou
Fujian
Yunnan
Guangdong
Taiwan
Guangxi
Hong Kong
Macau
Hainan
Water Treatment
Strategic Investment



Macau
Taipa
Coloane
Water Treatment

Macao Water Supply Co. Ltd.

NWI's Attributable Interest:	42.5%
Form of Investment:	Equity
Capacity:	258,000m³/day
Location:	Macau
Expiry Date:	2010





Guangxi
Guangdong Province
Lianjiang
Zhanjiang
Water Treatment

Lianjiang Water Plant

NWI's Attributable Interest:	30%
Form of Investment:	Equity
Capacity:	100,000m³/day
Location:	Lianjiang, Guangdong Province
Operation Date:	2002
Expiry Date:	2027




Dongguan
Expressway
Shunde
Xinhui
Zhongshan
Zhuhai
Macau
Water Treatment

Zhongshan Tanzhou Water Plant

NWI's Attributable Interest:	29%
Form of Investment:	Equity
Capacity:	60,000m³/day
Location:	Zhongshan, Guangdong Province
Operation Date:	November 1997
Expiry Date:	2027


1

Zhongshan Dafeng Water Plant

NWI's Attributable Interest:	33.06%
Form of Investment:	Equity
Capacity:	200,000m³/day
Location:	Zhongshan, Guangdong Province
Operation Date:	April 1998
Expiry Date:	2020


3

Zhongshan Quanlu Water Plant

NWI's Attributable Interest:	33.06%
Form of Investment:	Equity
Capacity:	500,000m³/day
Location:	Zhongshan, Guangdong Province
Operation Date:	April 1998
Expiry Date:	2020


4

Dongguan Microfiltration Equipment Plant

NWI's Attributable Interest:	25%
Form of Investment:	Equity
Location:	Dongguan, Guangdong Province
Operation Date:	November 1997
Expiry Date:	2014


2


Nanchang
Yingtan
Jiangxi
Province
Fujian
Province
Water Treatment

Nanchang Water Plant

NWI's Attributable Interest:	25%
Form of Investment:	Equity
Capacity:	50,000m³/day
Location:	Nanchang, Jiangxi Province
Operation Date:	November 1997
Expiry Date:	2023


6


Hebei Province
Zhangjiakou
Beijing
Tianjin
Baoding
Shijiazhuang
Water Treatment

Baoding Water Plant

NWI's Attributable Interest:	45%
Form of Investment:	Equity
Capacity:	260,000m³/day
Location:	Baoding, Hebei Province
Operation Date:	June 2000
Expiry Date:	2020




Heilongjiang Province
Inner Mongolia
Changchun
Jilin
Siping
Jilin Province
Water Treatment

Siping Water Plant

NWI's Attributable Interest:	25%
Form of Investment:	Equity
Capacity:	118,000m³/day
Location:	Siping, Jilin Province
Operation Date:	September 2000
Expiry Date:	2030




Shandong Province
Zhengzhou
Kaifeng
Luoyang
Henan Province
Anhui Province
Water Treatment

Zhengzhou Water Plant

NWI's Attributable Interest:	25%
Form of Investment:	Equity
Capacity:	360,000m³/day
Location:	Zhengzhou, Henan Province
Operation Date:	August 2001
Expiry Date:	2031




Inner Mongolia
Jilin Province
Hebei
Chaoyang
Shenyang
Liaoning Province
Dandong
D.P.R. Korea
Water Treatment
Strategic Investment

Changtu Water Plant

NWI's Attributable Interest:	35%
Form of Investment:	Equity
Capacity:	50,000m³/day
Location:	Tieling, Liaoning Province
Operation Date:	January 2001
Expiry Date:	2029



Shenyang Public Utility Holdings Co. Ltd.

NWI's Shareholding:	4.32%
Form of Investment:	Equity
Date of Listing:	16 December 1999
Location:	Shenyang Liaoning Province





Heilongjiang
Jilin
Liaoning
Xinjiang
Inner Mongolia
Gansu
Beijing
Tianjin
Ningxia
Hebei
Shandong
Qinghai
Shanxi
Tibet
Shaanxi
Henan
Jiangsu
Anhui
Shanghai
Hubei
Sichuan
Zhejiang
Hunan
Jiangxi
Guizhou
Fujian
Yunnan
Taiwan
Guangdong
Guangxi
Hong Kong
Macau
Hainan
Canada
U.S.A
e - infrastructure / technology
Strategic Investment

MOBILE COMMUNICATIONS

GWcom, Inc.

Date of Investment:	December 1999
Location:	U.S.A.
Web Site:	www.gwcom.com www.byair.com


superior wireless solutions
GWcom

LinkAir Communications, Inc.

Date of Investment:	January 2000
Location:	U.S.A.
Web Site:	www.linkair.com


IGNITING WIRELESS

Shenzhen New World Xianglong Network Technology

Date of Investment:	January 2000
Location:	Shenzhen Guangdong Province
Web Site:	www.sunlong.com



Shenzhen New World Xianglong Technology Development

Date of Investment:	January 2000
Location:	Shenzhen Guangdong Province
Web Site:	www.sunlong.com


Sunlong.com

Group Sense (International) Ltd.

Date of Investment:	April 2000
Location:	Hong Kong
Web Site:	www.gsl.com.hk


GSL
Export

INTERNET

chinadotcom/China Internet Corporation Limited (CIC)

	chinadotcom	CIC
Date of Investment:	May 1997	May 1997
Location:	Hong Kong	Hong Kong
Web Site:	www.china.com	n/a


china.com

DATA TRANSMISSION

Integrated Telecom Express, Inc.

Date of Investment:	October 1999
Location:	U.S.A.
Web Site:	www.itexinc.com


ITeX
Integrated Telecom Express, Inc.

MULTIMEDIA

Prediwave Corporation

Date of Investment:	May 2000
Location:	U.S.A.
Web Site:	www.prediwave.com

Stellar One Corporation

Date of Investment:	September 1999
Location:	U.S.A.
Web Site:	www.stellar.com


company
products
Headlines
Unlock

Corporate Information

Executive Directors

Dr. Cheng Kar-Shun, Henry, *Chairman*
Mr. Doo Wai-Hoi, William, *Vice Chairman*
Mr. Chan Wing-Tak, Douglas, *Managing Director*
Mr. Cheng Kar-Shing, Peter
Mr. Leung Chi-Kin, Stewart
Mr. Chan Kam-Ling
Mr. So Ngok

Non-executive Directors

Dr. Li Kwok-Po, David
Mr. Cheng Wai-Chee, Christopher
Mr. Coull, Gary William John
Mr. Yan Y., Andrew
Mr. Fu Sze-Shing

Company Secretary

Mr. Chow Oi-Wah, Fergus

Head Office

9th Floor
New World Tower 2
18 Queen's Road Central
Hong Kong
Telephone: (852) 2131 3823
Facsimile: (852) 2130 0668

Registered Office

Ugland House
South Church Street
P.O. Box 309
George Town
Grand Cayman
Cayman Islands
British West Indies

Auditors

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor
Prince's Building
Hong Kong

Principal Share Registrar and Transfer Office

Bank of Butterfield International (Cayman) Ltd.
Butterfield House
P.O. Box 705
George Town, Grand Cayman
Cayman Islands
British West Indies

Hong Kong Share Registrar and Transfer Office

Standard Registrars Limited
5th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

Principal Bankers

Hang Seng Bank Limited
The Hongkong and Shanghai Banking Corporation Limited
Citibank, N.A.
Deutsche Bank AG
The Sumitomo Bank, Limited
Citic Ka Wah Bank Limited
ING Bank N.V.
Bank of Communications, Hong Kong Branch
Societe Generale

Share Listings

The Company's shares are listed on The Stock Exchange of Hong Kong Limited

Stock Code

Hong Kong Stock Exchange 0301
Reuters 0301HK
Bloomberg 301HK

Investor Information

For more information about NWI, please contact the Corporate Finance & Development Department at:
New World Infrastructure Limited
33rd Floor
New World Tower
18 Queen's Road Central
Hong Kong
Telephone: (852) 2844 3112
Facsimile: (852) 2525 9530
e-mail: info@nwi.com.hk

A Chinese version of this report is available upon request.

如有需要，可向本公司索取本年報之中文譯本。

Where the English and the Chinese texts conflict, the English text prevails.



This jade is a Endless knot, the Buddhist symbol of eternity. One of the eight buddhist precious objects, it represents the immutable nature of Buddha's law, with no beginning and no end.

New World Infrastructure Limited
新世界基建有限公司
(Incorporated in the Cayman Islands with limited liability)

9th Floor, New World Tower 2
18 Queen's Road Central, Hong Kong
Tel: (852) 2131 3823 Fax: (852) 2130 0668
http://www.nw-infra.com.hk

Designed, Produced & Printed by iOne Financial Press Limited All jade photos courtesy of Chow Tai Fook Jewellery Co., Ltd.